Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

QUALITY SYSTEMS, INC.,

IVORY MERGER SUB, INC.,

HEALTHFUSION HOLDINGS, INC., and

SETH FLAM, SOL LIZERBRAM, and JONATHAN FLAM,

AS THE SECURITYHOLDER REPRESENTATIVE COMMITTEE

Dated as of October 30, 2015

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Annexes
Annex A	Certain Defined Terms

Exhibits
Exhibit A	Stockholder Consent
Exhibit B	Form of Joinder
Exhibit C	Form of Certificate of Merger
Exhibit D	Working Capital Example
Exhibit E	Form of Escrow Agreement

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AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of October 30, 2015, by and among Quality Systems, Inc., a California corporation (“Parent”), Ivory Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), HealthFusion Holdings, Inc., a Delaware corporation (the “Company”), and Seth Flam, Sol Lizerbram and Jonathan Flam (in their capacity as the Securityholder Representative Committee hereunder, the “Securityholder Representative Committee”). All capitalized terms that are used but not defined herein shall have the respective meanings ascribed thereto in Annex A.

RECITALS

WHEREAS, the board of directors of the Company (the “Company Board”) has, by resolutions duly adopted, unanimously: (i) declared that the Merger and the other transactions contemplated by this Agreement are advisable, fair to and in the best interests of the Company and its stockholders; (ii) approved and declared advisable this Agreement in accordance with the provisions of General Corporation Law of the State of Delaware (“Delaware Law”); and (iii) recommended that its stockholders adopt this Agreement and approve the Merger.

WHEREAS, the respective boards of directors of Parent and Merger Sub have, by resolutions duly adopted, declared that the Merger and the other transactions contemplated by this Agreement are advisable and approved this Agreement in accordance with the provisions of the California Corporations Code and Delaware Law, as applicable.

WHEREAS, Company Stockholders holding a majority of the issued and outstanding shares of Company Common Stock have executed and delivered the written consent attached hereto as Exhibit A (the “Stockholder Consent”), approving this Agreement and the Merger by the Required Stockholder Vote in accordance with Delaware Law and the Company Organizational Documents.

WHEREAS, contemporaneously with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s willingness to enter into this Agreement, Company Stockholders holding a majority of the issued and outstanding shares of Company Common Stock have executed and delivered joinders in the form attached hereto as Exhibit B (the “Joinders”).

WHEREAS, contemporaneously with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s willingness to enter into this Agreement, each of the Key Employees is entering into an employment agreement with the Company (collectively, the “Employment Agreements”), which shall become effective as of the Closing.

NOW, THEREFORE, in consideration of the covenants, representations and warranties set forth herein, and for other good and valuable consideration, the parties, intending to be legally bound, agree as follows:

ARTICLE I.

THE MERGER

1.1 The Merger. At the Effective Time and upon the terms and subject to the conditions set forth in this Agreement, and pursuant to the applicable provisions of Delaware Law, Merger Sub shall be merged (the “Merger”) with and into the Company, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”).

1.2 Closing; Effective Time.

(a) The consummation of the Merger (the “Closing”) shall take place as soon as practicable, but no later than two (2) Business Days, after the satisfaction or waiver of the last of the conditions set forth in Article VI to be satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions as of the Closing), or at such other time as the parties hereto agree (the actual date on which the Closing takes place being the “Closing Date”). The Closing shall take place at the offices of Wilson Sonsini Goodrich & Rosati P.C., 12235 El Camino Real, Suite 200, San Diego, CA 92130, or at such other location as the parties hereto agree. In connection with the Closing, Parent and the Company shall cause the Merger to be made effective by filing a Certificate of Merger in the form attached hereto as Exhibit C (the “Certificate of Merger”) with the Secretary of State of Delaware in accordance with the relevant provisions of Delaware Law (the time of such filing (or such later time as may be agreed in writing by the Company and Parent and specified in the Certificate of Merger) being the “Effective Time”)).

(b) At or prior to the Closing, the Company shall deliver or cause to be delivered the following agreements and documents to Parent:

(i) the Escrow Agreement, duly executed by the Securityholder Representative Committee and the Escrow Agent;

(ii) a certificate, in form and substance reasonably satisfactory to Parent, duly executed by the Chief Financial Officer of the Company, containing the following information (to be set forth on an accompanying spreadsheet) (such spreadsheet and accompanying certificate being referred to hereafter collectively as the “Merger Consideration Certificate”):

(1)(A) the Closing Merger Consideration, together with a reasonably detailed explanation of the calculation of each component thereof, (B) the Per Share Closing Merger Consideration Amount, together with a reasonably detailed explanation of the calculation thereof, and (C) the Pro Rata Portion of each Company Securityholder;

(2) with respect to each Company Stockholder:

(A) such Company Stockholder’s name, email address and address of record;

(B) the number of shares of Company Common Stock held by such Company Stockholder;

(C) the net cash amount to be paid to each such Company Stockholder by the Paying Agent in accordance with Section 1.6 and Section 1.9;

(D) the amount to be paid to each such Company Stockholder of the Earnout Payment, assuming for this purpose that the Projected Revenue is achieved; and

(E) whether any Taxes are to be withheld in accordance with Section 1.11 from the consideration that such Company Stockholder is entitled to receive pursuant to Section 1.6;

(3) with respect to each Company Option:

(A) the name, email address and address of record of the holder thereof;

(B) the exercise price per share and the number of shares of Company Common Stock subject to such Company Option;

(C) the vesting schedule applicable to such Company Option;

(D) the consideration or potential consideration that the holder of such Company Option is entitled to receive pursuant to Section 1.8(a);

(E) the amount or potential amount to be paid to the holder of such Company Option of the Earnout Payment, assuming for this purpose that the Projected Revenue is achieved; and

(F) whether any Taxes are to be withheld in accordance with Section 1.11 from the consideration that the holder of such Company Option is entitled to receive pursuant to Section 1.8(a);

(4) with respect to each Company Warrant:

(A) the name, email address and address of record of the holder of such Company Warrant;

(B) the exercise price per share and the number, class and series of shares of Company Common Stock subject to such Company Warrant;

(C) the consideration that the holder of such Company Warrant is entitled to receive pursuant to Section 1.8(b);

(D) the net cash amount to be paid to the holder of such Company Warrant pursuant to Section 1.8(b);

(E) the amount to be paid to the holder of such Company Warrant of the Earnout Payment, assuming for this purpose that the Projected Revenue is achieved; and

(F) whether any Taxes are to be withheld in accordance with Section 1.11 from the consideration that the holder of such Company Warrant is entitled to receive pursuant to Section 1.8(b);

(iii) the Certificate of Merger, duly executed by the Company;

(iv) a certificate of the Secretary of the Company, dated as of the date of the Closing and in form and substance reasonably satisfactory to Parent, certifying and attaching: (A) the Company Organizational Documents, (B) the resolutions adopted by the Company Board to authorize and adopt this Agreement, the Merger and the other transactions contemplated hereby, (C) the Stockholder Consent, and (D) the incumbency and signatures of the officers of the Company executing this Agreement and the other agreements, instruments and other documents executed by or on behalf of the Company pursuant to this Agreement or otherwise in connection with the transactions contemplated hereby; and

(v) the Payoff Letter pursuant to Section 5.13(a).

(c) At or prior to the Closing, Parent shall deliver to the Securityholder Representative Committee, the Escrow Agreement, duly executed by Parent.

1.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

1.4 Certificate of Incorporation; Bylaws. Unless otherwise agreed to by Parent and the Company prior to the Closing, at the Effective Time:

(a) the certificate of incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided by Delaware Law and such certificate of incorporation; provided, however, that at the Effective Time, Article I of the certificate of incorporation of the Surviving Corporation shall be amended and restated in its entirety to read as follows: “The name of the corporation is ‘HealthFusion Holdings, Inc.’” and such certificate of incorporation shall be amended, if necessary, so as to comply with Section 5.7; and

(b) the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation until thereafter amended; provided, however, that at the Effective Time, references to the Merger Sub shall be replaced by the name of the Surviving Corporation and if necessary, such bylaws shall be amended so as to comply with Section 5.7.

1.5 Directors and Officers. The initial directors of the Surviving Corporation shall be the directors of Merger Sub immediately prior to the Effective Time, until their respective successors are duly elected or appointed and qualified. The initial officers of the Surviving Corporation shall be the officers of Merger Sub immediately prior to the Effective Time, until their respective successors are duly appointed.

1.6 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company, any stockholders of the Company or the Securityholder Representative Committee:

(a) each share of Company Common Stock then outstanding (other than Dissenting Shares and Cancelled Shares) shall be converted into the right to receive, in cash:

(i) the Per Share Closing Merger Consideration Amount, in accordance with Section 1.9;

(ii) the Per Share Closing Working Capital Adjustment Amount, if any, pursuant to the terms of Section 1.13;

(iii) the Per Share Earnout Amount, if any, pursuant to the terms of Section 1.14;

(iv) the Per Share Escrow Release Amount, if any, pursuant to the terms of Section 8.8; and

(v) the Per Share Expense Fund Distribution Amount, if any, pursuant to the terms of Section 8.2(b).

(b) any shares of Company Common Stock then held by the Company or Parent or any direct or indirect wholly owned Subsidiary of the Company or of Parent (including any treasury shares of the Company) shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor (“Cancelled Shares”), and

(c) each share of the common stock, $0.001 par value per share, of Merger Sub then outstanding shall be converted into one share of common stock of the Surviving Corporation.

1.7 Dissenting Shares.

(a) Notwithstanding anything in this Agreement to the contrary, any share of Company Common Stock that is issued and outstanding immediately prior to the Effective Time and which is held by a stockholder who has properly exercised his, her or its appraisal rights under Delaware Law (such share being a “Dissenting Share”, and such stockholder being a “Dissenting Stockholder”), shall not be converted into the right to receive the consideration to which the holder of such share would be entitled pursuant to Section 1.6, but rather shall be converted into the right to receive such consideration as may be determined to be due with respect to such Dissenting Share pursuant to Delaware Law. If any Dissenting Stockholder fails to perfect such stockholder’s appraisal rights under Delaware Law, or effectively withdraws or otherwise loses such rights with respect to any Dissenting Shares, such Dissenting Shares shall thereupon automatically be converted into the right to receive the applicable amounts provided in Section 1.6, pursuant to the exchange procedures set forth in Section 1.9.

(b) At the Effective Time, the Dissenting Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of Dissenting Shares shall cease to have any rights with respect thereto, except the right to receive the fair value of such shares in accordance with the provisions of Section 262 of Delaware Law. Notwithstanding the provisions of Section 1.9(a), if any holder of Dissenting Shares shall effectively withdraw or lose (through failure to perfect or otherwise) such holder’s appraisal rights under Section 262 of Delaware Law, or a court of competent jurisdiction shall determine that such holder is not entitled to relief provided under Section 262 of Delaware Law, then, as of the later of the Effective Time and the occurrence of such event, such holder’s shares of Company Common Stock shall automatically be converted into and represent only the right to receive the consideration for Company Common Stock set forth in Section 1.6, without interest, and at such times and subject to such conditions as are set forth herein. The Company shall give

(A) Parent prompt notice of any written demand for appraisal received by the Company pursuant to the applicable provisions of Delaware Law and (B) the opportunity to participate in all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any such demands or offer to settle or settle any such demands.

1.8 Treatment of Company Options and Company Warrants.

(a) Immediately prior to the Effective Time, each outstanding Company Option shall become fully vested and exercisable in full. At the Effective Time, each unexercised Company Option shall be cancelled and converted into the right to receive for each share of Company Common Stock subject to such Company Option, the sum of (i) (A) the Per Share Closing Merger Consideration Amount, minus (B) the exercise price of such Company Option (the “Closing Net Option Payment”), plus (ii) the Per Share Closing Working Capital Adjustment Amount, if any, pursuant to the terms of Section 1.13, plus (iii) the Per Share Earnout Amount, if any, pursuant to the terms of Section 1.14, plus (iv) the Per Share Escrow Release Amount, if any, pursuant to the terms of Section 8.8, plus (v) the Per Share Expense Fund Distribution Amount, if any, pursuant to the terms of Section 8.2(b), (it being understood that, if the exercise price payable in respect of a share of Company Common Stock subject to any Company Option exceeds the sum of Per Share Closing Merger Consideration Amount, the Per Share Closing Working Capital Adjustment Amount, the Per Share Earnout Amount, the Per Share Escrow Release Amount, and the Per Share Expense Fund Distribution Amount, then the amount payable hereunder with respect to such Company Option shall be zero). Within three (3) Business Days after the Closing, Parent shall pay by wire transfer of immediately available funds to the Surviving Corporation and Parent shall cause the Surviving Corporation to pay to each of the holders of Company Options, the applicable Closing Net Option Payment, if any, for each share underlying such holder’s Company Options less any required withholding of Taxes under applicable Law. Notwithstanding anything contained herein to the contrary, all payments to holders of Company Options under this Section 1.8(a) will be subject to such holder executing and delivering to the Company a duly executed agreement (in form and substance reasonably satisfactory to Parent and the Company) pursuant to which such holder agrees to (a) a release of claims and covenant not to sue in favor of the Company and its Affiliates in respect of such Company Options held by such holder and (b) to be bound by the provisions of this Agreement applicable to Company Securityholders, including the indemnification obligations of Company Securityholders under Article VIII hereunder.

(b) The Company shall comply with all provisions of the Company Warrants applicable to the transactions contemplated hereby. Without limiting the foregoing, the Company shall provide any notices to the holders of such Company Warrants as required therein. At the Effective Time, each unexercised Company Warrant shall be cancelled and converted into the right to receive for each share of Company Common Stock subject to such Company Warrant, the sum of (i) (A) the Per Share Closing Merger Consideration Amount, minus (B) the exercise price of such Company Warrant (the “Closing Net Warrant Payment”), plus (ii) the Per Share Closing Working Capital Adjustment Amount, if any, pursuant to the terms of Section 1.13, plus (iii) the Per Share Earnout Amount, if any, pursuant to the terms of Section 1.14, plus (iv) the Per Share Escrow Release Amount, if any, pursuant to the terms of Section 8.8, plus (v) the Per Share Expense Fund Distribution Amount, if any, pursuant to the terms of Section 8.2(b), (it being understood that, if the exercise price payable in respect of a share of Company Common Stock subject to any Company Warrant exceeds the sum of Per Share Closing Merger Consideration Amount, the Per Share Closing Working Capital Adjustment Amount, the Per Share Earnout Amount, the Per Share Escrow Release Amount, and the Per Share Expense Fund Distribution Amount, then the amount payable hereunder with respect to such Company Warrant shall be zero). Within three (3) Business Days after the Closing, Parent shall pay by wire transfer of immediately available funds to the Surviving Corporation and Parent shall cause the Surviving Corporation to pay to each of the holders of Company Warrants, the applicable Closing Net Warrant Payment, if any, for each share underlying such holder’s Company Warrants less any required withholding of Taxes under applicable Law. Notwithstanding anything contained herein to the contrary, all payments to holders of Company Warrants under this Section 1.8(b) will be subject to such holder executing and delivering to the Company a duly executed agreement (in form and substance reasonably satisfactory to Parent and the Company) pursuant to which such holder agrees to (a) a release of claims and covenant not to sue in favor of the Company and its Affiliates in respect of such Company Warrants held by such holder and (b) to be bound by the provisions of this Agreement applicable to Company Securityholders, including the indemnification obligations of Company Securityholders under Article VIII hereunder.

1.9 Surrender of Certificates.

(a) At the Effective Time, (i) all shares of Company Common Stock outstanding immediately prior to the Effective Time shall automatically be cancelled and retired and shall cease to exist, (ii) no holder of record of a certificate that immediately prior to the Effective Time represented outstanding shares of the Company Common Stock (a “Certificate”) shall have any rights as a stockholder of the Company and (iii) each Certificate (x) representing any outstanding shares of Company Common Stock shall thereafter represent only the right to receive the Merger Consideration payable in respect of such shares as set forth in this Agreement and (y) representing any Dissenting Shares shall thereafter represent only the right to receive the payments described in Section 1.7.

(b) At or prior to the Effective Time, Parent shall deposit or shall cause to be deposited with a paying agent designated by Parent and reasonably acceptable to the Company (the “Paying Agent”), for the benefit of Company Stockholders, an amount in cash sufficient in the aggregate to provide all funds necessary for the Paying Agent to pay the portion of the Closing Merger Consideration payable to holders of Company Common Stock pursuant to Section 1.6(a). From and after the Effective Time, the Paying Agent shall act as the agent of Parent and the Surviving Corporation in effecting any amounts to be paid under this Agreement and the exchange of the Certificates.

(c) Promptly after the Effective Time (and in any event within two (2) Business Days after the Closing Date), Parent shall cause the Paying Agent to mail to each holder of record of a Certificate immediately prior to the Effective Time (i) a letter of transmittal specifying that delivery shall be deemed to have occurred, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu thereof) to the Paying Agent, such letter of transmittal to be in such form and have such other provisions as Parent and the Company may reasonably agree prior to the Effective Time (such letter of transmittal to include (A) the applicable Company Stockholder’s release of claims and covenant not to sue in favor of the Company and its Affiliates in respect of such Company Common Stock held by such holder and (B) the applicable Company Stockholder’s agreement be bound by the provisions of this Agreement applicable to Company Securityholders, including the indemnification obligations of Company Securityholders under Article VIII hereunder) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for payment of the applicable amount of the Closing Merger Consideration pursuant to Section 1.6(a). Upon surrender of a Certificate for cancellation to the Paying Agent, together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, the holder of such Certificate shall be entitled to receive in exchange therefor a payment of the applicable amount provided in Section 1.6(a) with respect to such Certificate (after giving effect to any required Tax withholdings pursuant to Section 1.11) and the Certificate so surrendered shall forthwith be cancelled. Parent shall, no later than two (2) Business Days after receipt of each properly surrendered Certificate, cause the Paying Agent to make the payment of the applicable amount of the Closing Merger Consideration provided in Section 1.6 to the holder of such Certificate, in cash, by wire transfer of immediately available funds to the account designated by such holder in the letter of transmittal delivered with such Certificate. Until so surrendered, each outstanding Certificate that prior to the Effective Time represented shares of Company Common Stock (other than Dissenting Shares) will be deemed from and after the Effective Time, for all purposes, to evidence the right to receive a payment of the applicable amount provided in Section 1.6. If, after the Effective Time, any Certificate is presented to the Surviving Corporation or Parent, it shall be cancelled and exchanged as provided in this Section 1.9. No interest shall be paid or accrued after the Effective Time on any amount payable upon due surrender of the Certificates. If payment is to be made to a person other than the registered holder of the Certificate surrendered, it shall be a condition of such payment that the Certificate so surrendered shall be properly endorsed or otherwise in proper form for transfer and that the person requesting such payment shall pay any transfer or other Taxes required by reason of the payment to a person other than the registered holder of the Certificate surrendered or establish to the satisfaction of the Paying Agent that such Tax was paid or is not applicable.

(d) At the Effective Time, the stock transfer books of the Company shall be closed, and there shall thereafter be no further registration of transfers of shares of Company Common Stock outstanding immediately prior to the Effective Time on the records of the Company. After the Effective Time, no transfer of Company Common Stock shall thereafter be made on the stock transfer books of the Surviving Corporation. If, after the Effective Time, Certificates are presented to the Paying Agent, Parent or the Surviving Corporation, they shall be cancelled and exchanged for the applicable portion of the Merger Consideration, payable as set forth in this Agreement.

(e) Any portion of the funds received by the Paying Agent (including the proceeds of any investments thereof) which remains unclaimed by the Company Stockholders for six (6) months after the date of payment to the Paying Agent shall be delivered to the Surviving Corporation. Any Company Stockholder that has not theretofore surrendered any Certificate and submitted a letter of transmittal in accordance with the requirements set forth therein and in this Article I, or otherwise received any portion of the Merger Consideration due and payable to such Company Stockholder pursuant to this Agreement, shall thereafter look only to Parent and the Surviving Corporation for payment of the applicable portion of the Merger Consideration (after giving effect to any required Tax withholdings pursuant to Section 1.11 and without any interest thereon) upon due surrender of any applicable Certificate (or effective affidavits of loss in lieu thereof). Notwithstanding anything to the contrary in this Section 1.9(e), none of Parent, the Merger Sub, the Company, the Surviving Corporation, the Securityholder Representative Committee, the Paying Agent or any other person shall be liable to any Company Stockholder for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar applicable Laws.

1.10 Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by such record holder, Parent shall cause the Paying Agent to pay to the record holder of such Certificate the applicable payment of the applicable amounts of the Closing Merger Consideration provided in Section 1.6 to be paid in respect of the shares represented thereby upon due surrender of and deliverable in respect of the shares represented by such Certificate pursuant to this Agreement and such person also shall be entitled to the right to receive the applicable portion, if any, of the Escrow Release Amount, the Expense Fund Distribution Amount, the Closing Working Capital Adjustment Amount and the Earnout Payment; provided, however, that the Surviving Corporation may, in its discretion and as a condition precedent to the payment of such consideration, require such record holder to provide an affidavit of loss and indemnify the Surviving Corporation against any claim that may be made against the Surviving Corporation with respect to such Certificate.

1.11 Withholding. Parent, the Surviving Corporation or the Paying Agent shall be entitled to deduct and withhold from any portion of any payment payable pursuant to this Agreement to any Company Securityholder such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code and the rules and regulations promulgated thereunder, or any provision of applicable Law. To the extent that amounts are so withheld by Parent, the Surviving Corporation or the Paying Agent, such withheld amounts (a) shall be timely remitted by Parent, the Surviving Corporation or the Paying Agent to the applicable Governmental Entity and (b) shall be treated for all purposes of this Agreement as having been paid to such Company Securityholder.

1.12 Tax Treatment. The parties shall treat all payments made to the Company Stockholders as consideration in exchange for the applicable Company Stockholder’s shares of Company Common Stock (excluding any imputed interest) for all Tax reporting purposes.

1.13 Working Capital Adjustment.

(a) At least three (3) Business Days prior to the Closing, the Company shall deliver to Parent an estimated balance sheet of the Company as of 11:59 p.m. pacific time on the Closing Date, in form and substance reasonably satisfactory to Parent (the “Estimated Closing Balance Sheet”) and a statement, certified by the Chief Financial Officer of the Company (the “Closing Working Capital Statement”), setting forth the Company’s good faith estimate of the Closing Working Capital (such estimate, the “Estimated Closing Working Capital”), together with a reasonably detailed explanation of the calculation thereof and the Estimated Closing Working Capital Adjustment Amount. Prior to the Closing, the Company and Parent shall discuss any objections of Parent to the Estimated Closing Balance Sheet and the Closing Working Capital Statement in good faith, it being understood that in the event of any disagreement, the Company’s determination of the Estimated Closing Working Capital and the Estimated Closing Working Capital Adjustment Amount shall be used for purposes of determining the Closing Merger Consideration payable at Closing. The Estimated Closing Balance Sheet and the Closing Working Capital Statement shall be prepared in accordance with GAAP, consistent with the line items set forth in Exhibit D (as applicable) and, to the extent consistent with GAAP and Exhibit D, using the same accounting principles, practices, methodologies and policies, including the use of the same line items and line item entries, set forth on and used in the preparation of the Company Financial Statements. The principles, practices, methodologies and policies determined in accordance with the immediately preceding sentence are referred to herein as the “Transaction Accounting Principles”.

(b) Within ninety (90) days after the Closing Date, Parent shall cause to be prepared and delivered to the Securityholder Representative Committee a balance sheet of the Company as of 11:59 p.m. pacific time on the Closing Date (the “Closing Balance Sheet”) and a statement (the “Post-Closing Working Capital Statement”), setting forth Parent’s determination of the Closing Working Capital and each component thereof, prepared and calculated in good faith and in the manner and on a basis consistent with the Transaction Accounting Principles.

(c) During the thirty (30)-day period following delivery of the Closing Balance Sheet and Post-Closing Working Capital Statement to the Securityholder Representative Committee, Parent will allow the Securityholder Representative Committee (and its Representatives) reasonable access to such books, records, work papers, employees and accountants of Parent and the Surviving Corporation used in or who have information used in calculating the amounts set forth in the Closing Balance Sheet and Post-Closing Working Capital Statement as the Securityholder Representative Committee may reasonably request (including by electronic means, to the extent available), and shall provide such other cooperation as reasonably requested by the Securityholder Representative Committee.

(d) Within thirty (30) days following receipt by the Securityholder Representative Committee of the Closing Balance Sheet and Post-Closing Working Capital Statement, the Securityholder Representative Committee shall deliver written notice to Parent of any dispute the Securityholder Representative Committee has with respect to the preparation or content of the Closing Balance Sheet and Post-Closing Working Capital Statement. If the Securityholder Representative Committee does not so notify Parent of a dispute with respect to the Closing Balance Sheet and Post-Closing Working Capital Statement within such thirty (30)-day period, the Closing Balance Sheet and Post-Closing Working Capital Statement will be final, conclusive and binding on the Company Securityholders and the Securityholder Representative Committee. In the event of such notification of a dispute, Parent and the Securityholder Representative Committee shall negotiate in good faith to resolve such dispute. If Parent and the Securityholder Representative Committee, notwithstanding such good faith effort, fail to resolve such dispute within fifteen (15) days after the Securityholder Representative Committee advised Parent of its objections, then Parent and the Securityholder Representative Committee jointly shall engage a mutually agreed upon accounting firm (the “Independent Accounting Firm”) to resolve such dispute. The Independent Accounting Firm shall not have any material relationship with Parent, Merger Sub, the Securityholder Representative Committee or their respective Affiliates, and shall be chosen by and mutually acceptable to both Parent and the Securityholder Representative Committee; provided that if Parent and the Securityholder Representative Committee cannot agree on the appointment of the Independent Accounting Firm, each shall select an independent accountant of nationally recognized standing and such independent accountants shall select a third to act as the Independent Accounting Firm. The Independent Accounting Firm shall make all determinations in accordance with this Agreement, shall make a determination of only those items remaining in dispute between Parent and the Securityholder Representative Committee within thirty (30) days of having the item referred to it pursuant to such procedures as it may require, and in doing so shall only be permitted or authorized to determine an amount with respect to any such disputed item that is either the amount of such disputed item as proposed by Parent in the Closing Balance Sheet or Post-Closing Working Capital Statement or as proposed by the Securityholder Representative Committee in any notice of disagreement. All costs, fees and expenses of the Independent Accounting Firm shall be allocated between Parent, on the one hand, and the Securityholder Representative Committee, on the other hand, in the same proportion that the aggregate amount of the disputed items so submitted to the Independent Accounting Firm that is unsuccessfully disputed by each such party (as finally determined by the Independent Accounting Firm) bears to the total disputed amount of such items so submitted. The determination of the Independent Accounting Firm shall be final and binding on the parties and non-appealable.

(e) Payments.

(i) If the Estimated Closing Working Capital Adjustment Amount is $0, then:

(1) if the Closing Working Capital (as finally determined pursuant to this Section 1.13) is greater than the Closing Working Capital Target:

(A) by more than $0 but less than or equal to Closing Working Capital Collar Amount, then the Company Securityholders shall not be entitled to receive any additional consideration from such excess; or

(B) by more than the Closing Working Capital Collar Amount, then Parent shall pay an amount in cash equal to the amount of such excess in excess of the Closing Working Capital Collar Amount to the Company Securityholders; or

(2) if the Closing Working Capital (as finally determined pursuant to this Section 1.13) is less than the Closing Working Capital Target:

(A) by more than $0 but less than or equal to the Closing Working Capital Collar Amount, then Parent shall not be entitled to recover any amount of such shortfall; or

(B) by more than the Closing Working Capital Collar Amount, then Parent shall be entitled to recover an amount in cash equal to the amount of such shortfall in excess of the Closing Working Capital Collar Amount from the Escrow Fund.

(ii) If the Estimated Closing Working Capital Adjustment Amount is a positive number, then:

(1) if the Closing Working Capital (as finally determined pursuant to this Section 1.13) is greater than the Estimated Closing Working Capital, then Parent shall pay an amount in cash equal to the amount of such excess to the Company Securityholders; or

(2) if the Closing Working Capital (as finally determined pursuant to this Section 1.13) is less than the Estimated Closing Working Capital:

(A) by an amount that is less than or equal to the Estimated Closing Working Capital Adjustment Amount, then Parent shall be entitled to recover an amount in cash equal to the full amount of such shortfall from the Escrow Fund; or

(B) by an amount that is greater than the Estimated Closing Working Capital Adjustment Amount, then Parent shall be entitled to recover from the Escrow Fund an amount in cash equal to (I) the Estimated Closing Working Capital Adjustment Amount, plus (II) the amount of such shortfall in excess of the Closing Working Capital Collar Amount, if any.

(iii) If the Estimated Closing Working Capital Adjustment Amount is a negative number, then:

(1) if the Closing Working Capital (as finally determined pursuant to this Section 1.13) is greater than the Estimated Closing Working Capital:

(A) by an amount that is less than or equal to the Estimated Closing Working Capital Adjustment Amount, then Parent shall pay an amount in cash equal to the amount of such excess to the Company Securityholders; or

(B) by an amount that is greater than the Estimated Closing Working Capital Adjustment Amount, then Parent shall pay or cause to be paid an amount in cash equal to the Company Securityholders an amount in cash equal to (I) the Estimated Closing Working Capital Adjustment Amount, plus (II) the amount of such excess in excess of the Closing Working Capital Collar Amount, if any; or

(2) if the Closing Working Capital (as finally determined pursuant to this Section 1.13) is less than the Estimated Closing Working Capital, then Parent shall be entitled to recover an amount in cash equal to the full amount of such shortfall from the Escrow Fund.

(iv) Parent shall pay, or cause to be paid, any amounts payable by Parent to the Company Securityholders pursuant to this Section 1.13, less any required withholding of Taxes under applicable Law (the “Closing Working Capital Excess”), to the Company Securityholders in accordance with their respective Pro Rata Portions, within five (5) Business Days of the date on which the Closing Working Capital is finally determined pursuant to this Section 1.13.

(v) If Parent is entitled to recover any amount from the Escrow Fund pursuant to this Section 1.13, within two (2) Business Days of the date on which the Closing Working Capital is finally determined pursuant to this Section 1.13, Parent and the Securityholder Representative Committee shall, in accordance with the terms of the Escrow Agreement, instruct the Escrow Agent to transfer such amount to Parent from the Escrow Fund.

(vi) As used in this Agreement, from and after the date on which the Closing Working Capital is finally determined pursuant to this Section 1.13, the Closing Working Capital shall mean the Closing Working Capital as finally determined pursuant to this Section 1.13.

1.14 Earnout.

(a) If the Revenue:

(i) equals or exceeds $43,000,000 (the “Projected Revenue”), then Parent shall pay, or caused to be paid, to the Company Securityholders in accordance with their respective Pro Rata Portions, an aggregate amount equal to $25,000,000 (the “Projected Earnout”);

(ii) equals 90% of the Projected Revenue ($38,700,000) (the “Revenue Floor”), then Parent shall pay, or caused to be paid, to the Company Securityholders in accordance with their respective Pro Rata Portions, an aggregate amount equal to $12,500,000 (the “Earnout Floor”);

(iii) is less than the Projected Revenue, but exceeds the Revenue Floor, then Parent shall pay or caused to be paid, to the Company Securityholders in accordance with their respective Pro Rata Portions, an aggregate amount calculated using straight line interpolation between the Earnout Floor and the Projected Earnout and the Revenue Floor and the Projected Revenue (for example, if the Revenue equals 95% of the Projected Revenue ($40,850,000), such calculated amount shall be $18,750,000); or

(iv) is less than the Revenue Floor, Parent shall not be required to pay any amounts pursuant to this Section 1.14.

Notwithstanding the foregoing, for all purposes of this Agreement, the aggregate amount of the Earnout Payment payable to the Company Securityholders shall be reduced by an amount, determined by the Securityholder Representative Committee and provided to Parent and the Paying Agent in writing, equal to the fees payable to TripleTree in connection with the earnout set forth in this Section 1.14 pursuant to the terms of the TripleTree Engagement Letter (such payment, the “TripleTree Earnout Payment”). Parent shall not be liable to any Company Stockholder for any amount paid to TripleTree pursuant to this Section 1.14.

(b) Within ninety (90) days after December 31, 2016, Parent shall cause to be prepared and delivered to the Securityholder Representative Committee a certificate (the “Earnout Certificate”), setting forth Parent’s good faith determination of the Revenue, the Earnout Payment and, in each case, a reasonably detailed calculation thereof.

(c) During the thirty (30)-day period following delivery of the Earnout Certificate to the Securityholder Representative Committee, Parent will allow the Securityholder Representative Committee (and its Representatives) reasonable access to such books, records, work papers, employees and accountants of Parent and the Surviving Corporation used in or who have information used in calculating the amounts set forth in the Earnout Certificate as the Securityholder Representative Committee may reasonably request (including by electronic means, to the extent available), and shall provide such other cooperation as reasonably requested by the Securityholder Representative Committee.

(d) Within thirty (30) days following receipt by the Securityholder Representative Committee of the Earnout Certificate, the Securityholder Representative Committee shall deliver written notice to Parent of any dispute the Securityholder Representative Committee has with respect to the preparation or content of the Earnout Certificate. If the Securityholder Representative Committee does not so notify Parent of a dispute with respect to the Earnout Certificate within such thirty (30)-day period, the Earnout Certificate will be final, conclusive and binding on the Company Securityholders and the Securityholder Representative Committee. In the event of such notification of a dispute, Parent and the Securityholder Representative Committee shall negotiate in good faith to resolve such dispute. If Parent and the Securityholder Representative Committee, notwithstanding such good faith effort, fail to resolve such dispute within fifteen (15) days after the Securityholder Representative Committee advised Parent of its objections, then Parent and the Securityholder Representative Committee jointly shall engage a mutually agreed upon accounting firm (the “Earnout Accounting Firm”) to resolve such dispute. The Earnout Accounting Firm shall not have any material relationship with Parent, Merger Sub, the Securityholder Representative Committee or their respective Affiliates, and shall be chosen by and mutually acceptable to both Parent and the Securityholder Representative Committee; provided that if Parent and the Securityholder Representative Committee cannot agree on the appointment of the Earnout Accounting Firm, each shall select an independent accountant of nationally recognized standing and such independent accountants shall select a third to act as the Earnout Accounting Firm. The Earnout Accounting Firm shall make all determinations in accordance with this Agreement, shall make a determination of only those items remaining in dispute between Parent and the Securityholder Representative Committee within thirty (30) days of having the item referred to it pursuant to such procedures as it may require, and in doing so shall only be permitted or authorized to determine an amount with respect to any such disputed item that is either the amount of such disputed item as proposed by Parent in the Earnout Certificate or as proposed by the Securityholder Representative Committee in any notice of disagreement. All costs, fees and expenses of the Earnout Accounting Firm shall be allocated between Parent, on the one hand, and the Securityholder Representative Committee, on the other hand, in the same proportion that the aggregate amount of the disputed items so submitted to the Earnout Accounting Firm that is unsuccessfully disputed by each such party (as finally determined by the Earnout Accounting Firm) bears to the total disputed amount of such items so submitted. The determination of the Earnout Accounting Firm shall be final and binding on the parties and non-appealable.

(e) From the Closing Date through and including December 31, 2016, Parent shall, and shall cause the Surviving Corporation and any of its Subsidiaries to, use commercially reasonable efforts to achieve the Projected Revenue and pay the Projected Earnout. Without limiting the generality of the foregoing, from the Closing Date through and including December 31, 2016, Parent shall not, and shall not authorize or permit its Affiliates (including the Surviving Corporation and any of its Subsidiaries) to take any action with the intent of avoiding or reducing the payment of the Earnout Payment.

(f) Notwithstanding anything to the contrary herein, the Projected Earnout shall be immediately due and payable if, at any time from the Closing Date through and including December 31, 2016, (A) Parent or a Group Company commences any proceeding in bankruptcy or for dissolution, liquidation, winding-up, or other relief under state or federal bankruptcy laws; (B) any such proceeding is commenced against Parent or a Group Company or a receiver or trustee is appointed for Parent or a Group Company or a substantial part of its respective property, and such proceeding or appointment is not dismissed or discharged within thirty (30) days after its commencement; (C) Parent or a Group Company (x) makes an assignment for the benefit of creditors, or (y) petitions or applies to any tribunal for the appointment of a custodian, receiver or trustee for all or substantially all of its assets or (z) has a receiver, custodian or trustee appointed for all or substantially all of its assets and such receiver, custodian or trustee is not discharged within thirty (30) days thereafter; (D) Parent or a Group Company admits its inability to, pay its debts when they become due; or (E) any Key Employee’s employment is terminated by Parent without “cause” or any Key Employee resigns from his employment for “Good Reason” (as defined in the applicable Employment Agreement), in each case, in accordance with the terms of the applicable Employment Agreement.

(g) For purposes of this Agreement, the “Earnout Payment” means the aggregate amount payable by Parent pursuant to this Section 1.14, if any; provided that in no event shall the Earnout Payment exceed the Projected Earnout.

(h) The Earnout Payment, if any, shall be paid or cause to be paid by Parent in cash to the Company Securityholders in accordance with their respective Pro Rata Portions, less any required withholding of Taxes under applicable Law. Parent shall transfer the applicable portion of the Earnout Payment, if and when payable, to the each of the Paying Agent and the Surviving Corporation for distribution to the Company Securityholders and TripleTree in accordance with Section 1.6, Section 1.8 and this Section 1.14, within ten (10) Business Days of the date on which the Revenue is finally determined pursuant to this Section 1.14. Parent shall direct the Paying Agent to pay the TripleTree Earnout Payment to TripleTree (in lieu of payment of such amount to the Company Securityholders), and reduce the payment of the Earnout Payment to the Company Securityholders by the amount of the TripleTree Earnout Payment.

(i) Parent agrees that it will maintain or cause to be maintained separate or otherwise identifiable (e.g., in the case of a shared general ledger) books and records for the Surviving Corporation at all times during the period between the Closing Date and December 31, 2016 in a manner reasonably necessary for the Revenue to be determined in accordance with GAAP, applied consistently with the Company’s historical principles, practices, methodologies and policies prior to the Closing to the extent such principles, practices, methodologies and polices are consistent with GAAP.

1.15 Taking of Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Article I and to vest the Surviving Corporation with full right, title and possession to all Assets, rights, privileges, powers and franchises of the Company and Merger Sub, Parent and the Surviving Corporation are fully authorized in their respective names to take, and will take, all such lawful and necessary or desirable action, so long as such action is not inconsistent with this Agreement.

ARTICLE II.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent as of the date hereof and as of the Closing Date (except as to such representations and warranties that address matters as of a particular date, which are given only as of such date), except as disclosed in the disclosure schedule of even date herewith delivered by the Company to Parent (the “Disclosure Schedule”), as set forth in this Article II:

2.1 Organization, Standing and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the applicable Laws of Delaware. The Company has the requisite corporate power and authority to own, lease and operate its Assets in the manner in which such Assets are currently owned, leased and operated, to perform its obligations under all Contracts to which it is a party or by which it is bound and to carry on its business as now being conducted (collectively, the “Current Company Business”). The Company is duly qualified to do business, and is in good standing (if such concept is applicable in the relevant jurisdiction) in each jurisdiction where the operation of the Current Company Business by the Company requires such qualification, except where the failure to be so qualified or in good standing would not reasonably be expected to result in a Company Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement. The Company has delivered, or made available, to Parent or its advisors true and correct copies of (a) the Company Organizational Documents and (b) the minutes and other records of the meetings and other proceedings (including any actions taken by written consent or otherwise without a meeting) of the Company Stockholders, the Company Board and all committees of the Company Board, in each case, for the last five (5) years. The Company is not in violation of any of the provisions of the Company Organizational Documents and the Company has not taken any action that is inconsistent in any material respect with any resolution adopted by the Company’s stockholders, Company Board or any committee of the Company Board. Section 2.1 of the Disclosure Schedule accurately sets forth, as of the date hereof: (i) the names of the members of the Company Board; (ii) the names of the members of each committee of the Company Board; and (iii) the names and titles of the officers of the Company. There are no outstanding powers of attorney executed by or on behalf of the Company.

2.2 Authority; Enforceability.

(a) The Company has all requisite corporate power and authority to enter into this Agreement and, subject to the receipt of the Required Stockholder Vote, to consummate the Merger. The affirmative vote or consent of the Company Stockholders holding at least a majority of the issued and outstanding shares of Company Common Stock is the only vote of the Company Stockholders necessary under Delaware Law and the Company Organizational Documents to adopt this Agreement and the Merger (the “Required Stockholder Vote”). The Required Stockholder Vote is sufficient for the holders of the Company Common Stock to adopt this Agreement and the Merger, and no other corporate proceedings are necessary to authorize this Agreement or to consummate the Merger and the other transactions contemplated hereby (other than the filing and recordation of the Certificate of Merger and such other documents as required by Delaware Law). The Company Board has unanimously (i) declared that the Merger and the other transactions contemplated by this Agreement are advisable, fair to and in the best interests of the Company and its stockholders, (ii) approved and declared advisable this Agreement in accordance with the provisions of Delaware Law, (iii) directed that this Agreement and the Merger be submitted to the stockholders of the Company for their adoption and approval by written consent, and (iv) resolved to recommend that the stockholders of the Company vote in favor of the adoption of this Agreement and the approval of the Merger.

(b) This Agreement has been duly executed and delivered by the Company and, assuming that this Agreement constitutes a valid and binding obligation of Parent and Merger Sub, this Agreement constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium or other similar applicable Laws affecting or relating to creditors’ rights generally and general principles of equity, regardless of whether asserted in a proceeding in equity or at law (collectively, the “Enforceability Limitations”).

2.3 Conflicts. The execution and delivery of this Agreement by the Company does not constitute, and the consummation by the Company of the transactions contemplated hereby will not (a) require consent by any Person under or result in, a termination, acceleration, other change of any right or obligation under, or breach or violation by the Company of, or a default by the Company under (with or without notice or lapse of time, or both), (i) any provision of the Company Organizational Documents or any resolution adopted by the stockholders, Company Board or any committee of the Company Board, (ii) any Material Contract or (iii) any applicable Law to the Company or any of its Assets, except in the case of clauses (ii) and (iii) where such consent, termination, violation or default would not reasonably be expected to be material to the Group Companies, or (b) conflict with or result in a violation of, or give any Governmental Entity or any other Person the right to challenge any of the transactions contemplated by this Agreement or to exercise any remedy or obtain any relief under, any applicable Law to which the Company or any of the Assets, are subject. No consent, approval, order or authorization of, or registration, declaration or filing with a Governmental Entity is required to be obtained or made by the Company at or prior to the Effective Time in order for the Company to execute and deliver this Agreement or to consummate the Merger, except for: (x) the filing of the Certificate of Merger as provided in Section 1.2, and (y) such filings as may be required under antitrust Laws. The consents, approvals, orders, authorizations, registrations, declarations and filings set forth in (x) and (y) are referred to herein as the “Necessary Consents”.

2.4 Financial Statements

(a) The Company has delivered to Parent or its advisors (a) the audited consolidated financial statements of the Group Companies as of and for the fiscal years ended December 31, 2014 and December 31, 2013 and (b)(i) the unaudited consolidated balance sheet of the Group Companies as of August 31, 2015 (the “Company Balance Sheet”) and (ii) the unaudited consolidated statement of operations of the Group Companies for the 8 month period ended as of August 31, 2015 (collectively, the “Company Financial Statements,” and such date, the “Company Balance Sheet Date”). The Company Financial Statements have been prepared in accordance with GAAP (except as disclosed in the notes thereto and except that the unaudited Company Financial Statements do not contain footnotes and are subject to normal year end audit adjustments) applied on a consistent basis throughout the periods covered. The Company Financial Statements fairly present, in all material respects, the financial condition of the Group Companies as of the dates indicated therein and the consolidated results of operations and cash flows of the Group Companies for the periods indicated therein, subject to normal year end audit adjustments and the absence of footnotes in the case of the unaudited Company Financial Statements.

(b) Internal Controls. The books, records and accounts of the Company accurately and fairly reflect, in all material respects and in reasonable detail, the transactions in and dispositions of the Assets. The Company maintains adequate internal accounting controls (reasonably appropriate for a private company of the size and type as the Company) that are designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for the Assets; and (iii) access to Assets is permitted only in accordance with management’s general or specific authorization.

(c) Accounts Receivable. All existing accounts receivable of the Company reflected on the Company Financial Statements have not yet been collected and those accounts receivable that have arisen since the Company Balance Sheet Date and have not yet been collected represent valid obligations arising from bona fide transactions entered into in the ordinary course of business and not in material violation of applicable Law. There is no Lien (other than Permitted Liens) on any of such accounts receivable and no request or agreement for deduction or discount (other than trade discounts made in the ordinary course of business) has been made with respect to any of such accounts receivable, except as reflected in reserves for doubtful accounts set forth in the Company Financial Statements.

(d) Insider Receivables and Insider Payables. Section 2.4(d) of the Disclosure Schedule provides an accurate and complete breakdown of: (i) all amounts (including any indebtedness) owed to the Company by any stockholder, officer or member of the Company Board as of the date of this Agreement (“Insider Receivables”); and (ii) all amounts owed by the Company to any stockholder, officer or member of the Company Board, other than ordinary course compensation payable to such individuals and bonuses that constitute Company Transaction Expenses (“Insider Payables”).

(e) Off-Balance Sheet Arrangements. The Company does not have any “off-balance sheet arrangements” (as defined in Item 303(a)(4)(ii) of Regulation S-K under the Securities Exchange Act of 1934, as amended).

2.5 Capitalization.

(a) The authorized capital stock of the Company consists of 150,000,000 shares of Company Common Stock, of which 53,098,149 are issued and outstanding as of the date of this Agreement. All outstanding shares of Company Common Stock (i) are duly authorized, validly issued, fully paid and non-assessable, (ii) are free of any Liens created by the Company, except Permitted Liens, and (iii) were not issued in violation of any preemptive rights or rights of first refusal created by statute, the Company Organizational Documents or any Contract to which the Company is a party or by which it is bound. As of the date hereof, there are no declared and unpaid dividends on any share of Company Common Stock.

(b) Except as set forth in this Section 2.5 as of the date hereof, there are no options, stock appreciation rights, restricted stock, restricted stock units, phantom equity, warrants, calls, rights, commitments or agreements that are outstanding to which the Company is a party or by which it is bound, obligating the Company to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of Company Common Stock or obligating the Company to grant, extend, accelerate the vesting of, change the price of, or otherwise amend or enter into any option, equity-linked compensatory award, warrant, call, right, commitment or agreement regarding shares of Company Common Stock. There are no other contracts, commitments or agreements relating to the voting, purchase or sale of the Company’s capital stock (i) between or among the Company and any Company Stockholders, and (ii) to the Company’s knowledge, between or among any Company Stockholders.

(c) Section 2.5(c) of the Disclosure Schedule sets forth, as of the date hereof, a complete and accurate list of all issued and outstanding shares of Common Stock, identifying the name of the registered holder thereof and the number of shares of Common Stock held by each such registered holder.

(d) Section 2.5(d) of the Disclosure Schedule sets forth for each outstanding Company Option as of the date hereof, the name of the holder of such Company Option, an indication of whether such holder is an employee of or consultant to the Company, the date of grant of such Company Option, the number or amount of securities as to which such Company Option is exercisable, the vesting schedule of such Company Option and the exercise price of such Company Option.

(e) Section 2.5(e) of the Disclosure Schedule sets forth, as of the date hereof, a complete and accurate list of the number of shares exercisable under each outstanding Company Warrant, and the acquisition date of each such Company Warrant and the identity of the holder thereof.

2.6 Subsidiaries.

(a) HealthFusion, Inc. is the Company’s sole Subsidiary (the “Company Subsidiary” and together with the Company, collectively, the “Group Companies” and each, a “Group Company”), and the Company does not have any security, ownership or other interest in any Person other than the Company Subsidiary. The Company Subsidiary is a corporation duly incorporated, validly existing and in good standing under the applicable Laws of Delaware. The Company Subsidiary has the requisite corporate power and authority to own, lease and operate its assets in the manner in which such assets are currently owned, leased and operated, to perform its obligations under all Contracts to which it is a party or by which it is bound and to carry on its business as now being conducted. The Company is duly qualified to do business, and is in good standing (if such concept is applicable in the relevant jurisdiction) in each jurisdiction where the operation of its business as now being conducted by the Company Subsidiary requires such qualification, except where the failure to be so qualified or in good standing would not reasonably be expected to result in a Company Material Adverse Effect. The Company has delivered, or made available, to Parent or its advisors true and correct copies of the Company Subsidiary’s certification of incorporation and bylaws. The Company is not in violation of any of the provisions of the Company Subsidiary’s certification of incorporation and bylaws.

(b) All outstanding shares of capital stock of the Company Subsidiary (i) are owned by the Company; (ii) are duly authorized, validly issued, fully paid and non-assessable, (ii) are free of any Liens, except Permitted Liens, and (iii) were not issued in violation of any preemptive rights or rights of first refusal created by statute, the Company Subsidiary’s certification of incorporation and bylaws or any Contract to which the Company Subsidiary is a party or by which it is bound. As of the date hereof, there are no declared and unpaid dividends on any share of capital stock of the Company Subsidiary.

2.7 Absence of Certain Changes.

(a) Since the Company Balance Sheet Date through the date hereof, no Company Material Adverse Effect has occurred and no event has occurred or circumstance has arisen that, in combination with any other events or circumstances would reasonably be expected to have a Company Material Adverse Effect.

(b) Since the Company Balance Sheet Date through the date hereof, there has not been any material loss, material damage or material destruction to or any material interruption in the use of, the Assets (net of insurance proceeds actually received).

(c) Since the Company Balance Sheet Date through the date hereof, the Company has not taken any action that would have been prohibited or otherwise restricted under Section 4.1.

2.8 Absence of Undisclosed Liabilities. Except as disclosed in the Company Financial Statements, no Group Company has any liabilities of any nature required to be disclosed on a consolidated balance sheet or in the related notes to the consolidated financial statements prepared in accordance with GAAP, except for (a) liabilities shown on the Company Balance Sheet, (b) liabilities which have arisen in the ordinary course of business and consistent with past practice since the Company Balance Sheet Date, or (c) liabilities incurred in connection with this Agreement or the transactions contemplated hereby.

2.9 Litigation. There are no Actions pending or, to the knowledge of the Company, threatened against a Group Company, before any Governmental Entity. As of the date hereof, no Group Company or any of the material Company IP Rights or material Assets, is subject to any order, judgment, decree, injunction or award of any Governmental Entity. To the knowledge of the Company, no officer or other employee of the Company is subject to an order, judgment, decree, injunction or award of any Governmental Entity that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the Company’s business.

2.10 Intellectual Property.

(a) Section 2.10(a) of the Disclosure Schedule lists all of the Patent Rights, all registered Trademark Rights (or Trademark Rights for which applications for registration have been filed), all registered Copyrights (or Copyrights for which applications for registration have been filed), and all domain name registrations, in each case owned or purported to be owned, whether exclusively or jointly with any Person, by a Group Company as of the date hereof (collectively, “Registered IP Rights”), setting forth in each case the jurisdictions in which such Registered IP Rights have been issued or granted, or in which such applications have been filed.

(b) The Group Companies exclusively own all right, title, and interest in and to the Company IP Rights free and clear of any Liens. No Person who has licensed Technology or IP Rights to any Group Company has ownership rights or license rights to derivative works or improvements made by the Group Company related to such Technology or IP Rights. No Group Company has granted any exclusive right to use any Technology or IP Right to any Person. As of the date hereof, no Group Company has received any written notice from any third party challenging or threatening to challenge the right, title or interest of a Group Company in, to or under the Company IP Rights, or the validity, enforceability or claim construction of any material Patent Rights owned or exclusively licensed to a Group Company pursuant to any IP License.

(c) The Group Companies own or otherwise have, and immediately after the Closing Date, Parent shall have, all rights in and to all Technology and IP Rights used in, held for use in, or necessary for the conduct the business of the Group Companies as currently conducted or as proposed to be conducted.

(d) Section 2.10(d) of the Disclosure Schedule lists all IP Licenses. With respect to all IP Licenses:

(i) All of the IP Licenses are in force and effect as of the date hereof and are binding and enforceable against a Group Company and to the Company’s knowledge, any other party to each such IP License, subject to the Enforceability Limitations,

(ii) (A) Neither a Group Company nor, to the Company’s knowledge, any other party thereto is in material breach or material default of any IP License; and (B) to the Company’s knowledge, no event has occurred and no circumstance exists that with notice or lapse of time would or would reasonably be expected to constitute a material breach or material default under any IP License by a Group Company or any other party to any IP License, or would permit the modification, exercise of a remedy, acceleration of the maturity or performance or termination of any IP License by any other party thereto.

(iii) The Company has delivered to Parent, or made available to Parent or its advisors, a complete and accurate copy of each IP License and all amendments or modifications thereto that exist as of the date of this Agreement.

(iv) Following the Effective Time, the Surviving Corporation will be permitted to exercise all of a Group Company’s rights under all IP Licenses (including the right to receive royalties thereunder), to the same extent such Group Company would have been able to had the Merger not occurred and without being required to pay any additional amounts or consideration other than fees, royalties or payments which a Group Company would otherwise be required to pay had Merger not occurred.

(v) As of the date hereof, no Group Company has received any written notice from any third party, or to the Company’s knowledge, any communication asserting a claim, or threatening to make a claim, regarding any violation or breach of, or default under any IP License, or which would materially and adversely affect the rights of a Group Company under any IP License.

(e) The Merger will not, with or without notice or the lapse of time, result in (i) any Company IP Right or a Group Company’s rights under any IP License being subject to any non-compete or other restriction on its use or operation, to which it is not subject prior to the Closing; (ii) a loss of, or Lien on, any Company IP Rights; (iii) the release, disclosure, or delivery of any Company IP Rights by or to any escrow agent or other Person; or (iv) the grant, assignment, or transfer to any other Person of any license or other right or interest under, to, or in any IP Rights or Technology.

(f) All Company IP Rights are valid and enforceable and no material Registered IP Rights have at any time during the five (5) year prior to the date hereof expired, been cancelled, abandoned, allowed to lapse or been rejected. All necessary registration, maintenance and renewal fees for each item of Registered IP Rights have been paid, all necessary documents, recordations and certificates in connection with such Registered IP Rights have been filed with the relevant Governmental Entity and all other actions required to be taken to maintain or perfect such Registered IP Rights in full force and effect by the applicable deadline and otherwise in accordance with all applicable Laws have been taken. All registrations for Registered IP Rights are in good standing and subsisting.

(g) To the knowledge of the Company, neither any Group Company nor the Group Companies’ conduct of the Current Company Business, has infringed, misappropriated or constituted unlawful use of or is currently infringing, misappropriating or constituting unlawful use of Patent Rights of any other Person. Neither any Group Company nor the Group Companies’ conduct of the Current Company Business, has infringed, misappropriated or constituted unlawful use of or is currently infringing, misappropriating or constituting unlawful use of IP Rights (other than Patent Rights) of any other Person. No Group Company has received any notice or other communication (in writing or otherwise) asserting any of the foregoing that, as of the date of this Agreement, remains unresolved. To the Company’s knowledge, no infringement, misappropriation or similar proceeding is pending or threatened against any Person who may be entitled to be indemnified or reimbursed by any Group Company with respect to such claim or proceeding.

(h) To the knowledge of the Company, as of the date of this Agreement, no material Company IP Rights are being infringed or misappropriated by any third party in any material respect.

(i) The Group Companies have taken reasonable steps in accordance with industry standards to protect the Group Companies’ trade secrets, including by having officers, employees and consultants of the Group

Companies execute agreements providing for the protection of proprietary information of the Group Companies. All current and former officers, employees and consultants of the Group Companies who are or have been involved in the creation or development of Company IP Rights have executed and delivered to a Group Company an enforceable agreement providing for the assignment by such persons to a Group Company of any IP Rights made in the course of such persons’ employment or engagement by such Group Company. To the knowledge of the Company, no officer, employee or consultant of a Group Company is in material violation of any term of any such proprietary information and assignment agreement between such person and the applicable Group Company.

(j) None of the Software used or held for use in the operation of the Group Company’s business as currently conducted or proposed to be conducted, including in or for the Company Products (collectively, “Company Software”) (i) contains any bug, defect, or error that materially and adversely affects the use, functionality, or performance of such Company Software or any product or system containing or used in conjunction with such Company Software or (ii) fails to comply in any material respect with any applicable warranty or other contractual commitment relating to the use, functionality, or performance of such Company Software or any product or system containing or used in conjunction with such Company Software.

(k) No Company Software contains any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” “worm,” “spyware” or “adware” (as such terms are commonly understood in the software industry) or any other code designed or intended to have, or that does perform or facilitate any of the following functions: (i) disrupting, disabling, harming, or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed, or (ii) compromising the privacy or data security of a user, or damaging or destroying any data or file without the user’s consent (collectively, “Malicious Code”). Each Group Company implements reasonable measures designed to prevent the introduction of Malicious Code into Company Software, including firewall protections and regular virus scans.

(l) No source code for any Company Software has been delivered, licensed, or made available to any escrow agent or other Person who is not, as of the date of this Agreement, an employee of any of the Group Companies. No Group Company has any duty or obligation (whether present, contingent, or otherwise) to deliver, license, or make available the source code for any Company Software to any escrow agent or other Person. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or could reasonably be expected to, result in the delivery, license, or disclosure of any source code for any Company Software to any other Person who is not, as of the date of this Agreement, an employee of a Group Company.

(m) No Company Product is subject to any “copyleft” or other obligation or condition (including any obligation or condition under any “open source” license such as the GNU Public License, Lesser GNU Public License, or Mozilla Public License) that (i) could require, or could condition the use or distribution of such Company Product or portion thereof on, (A) the disclosure, licensing, or distribution of any source code for any portion of such Company Product, or (B) the granting to licensees of the right to make derivative works or other modifications to such Company Products or portions thereof or (ii) could otherwise impose any limitation, restriction, or condition on the right or ability of the Company to use, distribute or charge for any Company Product.

2.11 Information Technology. The information technology systems used by the Group Companies (“IT Systems”) are designed, implemented, operated and maintained in accordance with customary industry standards and practices for entities operating businesses similar to the business of the Group Companies, including with respect to redundancy, reliability, scalability and security. During the three (3) years prior to the date hereof, there have been no material unauthorized intrusions or breaches of security with respect to the IT Systems.

2.12 Privacy.

(a) The Group Companies are, and have at all times in the last five (5) years been, in material compliance with (i) all applicable Laws regarding the protection, storage, use, and disclosure of Personal Data and Protected

Health Information, including with respect to electronic Protected Health Information, the administrative, physical and technical safeguards under HIPAA’s Security Rule (45 CFR Parts 160, 162, and 164); (ii) the privacy policies and other provisions of Contracts (or portions thereof) in effect between any Group Company and its respective customers and other business partners that impose restrictions upon the Group Companies’ use and disclosure of Personal Information (such policies and Contracts being hereinafter referred to as “Privacy Agreements”). The Company has delivered to Parent accurate and complete copies of all posted privacy policies of the Group Companies.

(b) The Privacy Agreements do not require the delivery of any notice to or consent from any Person, or prohibit the transfer of Personal Data or Protected Health Information collected and in the possession or control of any Group Company to Parent, in connection with the execution, delivery, or performance of this Agreement or the consummation of any of the transactions contemplated by this Agreement.

(c) Each Group Company has commercially reasonable confidentiality agreements in place with all Affiliates, vendors or other Persons whose relationship with such Group Company involves the collection, use, disclosure, storage, or processing of Personal Data or Protected Health Information on behalf of such Group Company, which agreements require such Persons to protect such Personal Data or Protected Health Information in a manner consistent with the obligations of the Group Companies in the Privacy Agreements and in compliance with applicable Laws.

(d) Neither the execution, delivery or performance of this Agreement, nor the consummation of any of the transactions contemplated by this Agreement, will result in any violation of any Privacy Agreements or any applicable Law pertaining to privacy, Personal Data or Protected Health Information.

(e) The Group Companies have reasonable safeguards in place to protect Personal Data and Protected Health Information in the possession or control of any Group Company from unauthorized access by third Persons, including the employees and contractors of the Company Companies.

(f) To the Company’s knowledge, no Person has made any illegal or unauthorized use of Personal Data or Protected Health Information that was collected by or on behalf of any Group Company and is in the possession or control of any Group Company.

2.13 Material Contracts.

(a) Section 2.13(a) of the Disclosure Schedule lists all of the Material Contracts in effect as of the date of this Agreement. The Company has delivered to Parent, or made available to Parent or its advisors, a complete and accurate copy of each such Material Contract and all amendments or modifications thereto that exist as of the date of this Agreement.

(b) With respect to each Material Contract: (i) such Material Contract is in full force and effect as of the date hereof and is binding and enforceable against the applicable Group Company party to such Contract and to the Company’s knowledge, any other party to such Material Contract, subject to the Enforceability Limitations; and (ii) (A) neither a Group Company nor, to the Company’s knowledge, any other party to a Material Contract, is in material breach or material default of such Material Contract, and (B) to the Company’s knowledge, no event has occurred and no circumstance exists that with notice or lapse of time would or reasonably be expected to constitute a material breach or material default thereunder by a Group Company or any other party to such Material Contract, or would permit the modification, exercise of a remedy, acceleration of the maturity or performance or termination of such Material Contract by any other party thereto. To the knowledge of the Company, no Group Company has received any written notice or other written communication regarding any actual or possible violation or breach of, or default under, any Material Contract. No Group Company has waived any of its respective material rights under any Material Contract.

2.14 Title to Tangible Assets. A Group Company has (a) good and valid title to all of the owned tangible Assets reflected in the Company Balance Sheet and all tangible Assets of the Company acquired after the Company Balance Sheet Date (except for tangible immaterial Assets sold or otherwise disposed of since the Company Balance Sheet Date in the ordinary course of business and consistent with past practices of the Company) that are material to the conduct of the Current Company Business, and (b) with respect to leased tangible Assets that are material to the conduct of the Current Company Business, valid leasehold interests therein, in each case free and clear of all Liens, except Permitted Liens. The Assets collectively constitute all of the properties, rights, interests and other tangible and intangible assets necessary to enable the Company to conduct its business in the manner in which such business is currently being conducted.

2.15 Real Estate.

(a) No Group Company owns any real property. Section 2.15(a) of the Disclosure Schedule sets forth a list of all real property leased or otherwise occupied by a Group Company (each a “Lease” and collectively, “Leases”). All Leases are in full force and effect and are binding and enforceable against the Group Company party to such Lease and, to the Company’s knowledge, against the lessors, subject to the Enforceability Limitations and except as would not reasonably be material to the Company. True and correct copies of all such Leases, as amended or modified through the date hereof, have been delivered to Parent or its advisors (or have been made available to Parent or its advisors).

(b) No Group Company is in material breach of any of the Leases and, to the knowledge of the Company, no other party to any of the Leases is in material default thereof, except as would not reasonably be likely to result in material liability to the Group Companies taken as a whole.

2.16 Environmental Matters. Except as would not reasonably be likely to result in material liability to the Group Companies taken as a whole, (i) the Group Companies are in compliance with all applicable Environmental Laws, (ii) the Group Companies hold all the Environmental Permits required for the Current Company Business, the Environmental Permits are in good standing, and the Group Companies are in compliance with such Environmental Permits; (iii) no Group Company has caused the Release of any Hazardous Materials in a manner that would be reasonably likely to require corrective or remedial action on the part of, the Group Companies taken as a whole; and (iv) no Group Company has received any written notice alleging that the Company is in violation of any applicable Environmental Law.

2.17 Taxes.

(a) All income and all other material Tax Returns relating to the Group Companies: (i) have been timely filed on or before the applicable due date (taking into account any applicable extensions of such due date) and (ii) are true and complete in all material respects. All material Taxes of the Group Companies for taxable periods covered by such Tax Returns have been timely paid, except to the extent such amounts are being contested in good faith and are properly reserved for on the books and records of the Group Companies.

(b) All Taxes that the Group Companies has been required to collect or withhold with respect to its employees have been duly collected or withheld and, to the extent required by applicable Law when due, have been duly and timely paid to the proper Governmental Entity.

(c) No deficiencies for Taxes with respect to the Group Companies have been claimed, proposed or assessed, in each case, in writing by any Taxing Authority. No audit, examination or other administrative or court proceeding for or relating to any liability in respect of Taxes by any Governmental Entity is presently being asserted against a Group Company and no Group Company has been notified in writing by any Governmental Entity that any such audit, examination or other administrative or court proceeding in respect of Taxes is contemplated or pending. No waiver or agreement by or with respect to a Group Company is in force for the extension of time for the payment, collection or assessment of any Taxes, nor has any request been made in writing for any such waiver or extension. No claim has been made in writing to a Group Company by any Governmental Entity in a jurisdiction where such Group Company does not file Tax Returns that such Group Company is subject to taxation by that jurisdiction. Each deficiency resulting from any completed audit or examination relating to Taxes by any Governmental Entity has been timely paid or is being contested in good faith and has been properly reserved for on the books and records of the Company. No issues relating to Taxes of the Group Companies were raised by the relevant Taxing Authority in writing in any completed audit or examination that would reasonably be expected to result in a material amount of Taxes in a later taxable period.

(d) The Company Financial Statements contain adequate accruals in accordance with GAAP for the unpaid Taxes of the Group Companies through the date of such Company Financial Statements. Since the Company Balance Sheet Date, no Group Company has incurred any liability for Taxes outside of the ordinary course of business.

(e) There are no liens for Taxes on any asset of the Group Companies other than Permitted Liens.

(f) No Group Company has agreed, and will not be required, to make any adjustment for any period after the date of this Agreement pursuant to Section 481(a) of the Code by reason of any change in any accounting method. There is no application pending with any Governmental Entity requesting permission for any such change in any accounting method of the Group Companies, and the Internal Revenue Service has not issued in writing any pending proposal regarding any such adjustment or change in accounting method.

(g) No Group Company is party to any written agreement with any third party relating to allocating or sharing the payment of, or liability for, Taxes. No Group Company has any liability for the Taxes of any third party (other than Company Subsidiary) under Treasury Regulation § 1.1502-6 (or any similar provision of state, local or foreign applicable Law) as a transferee or successor, by contract or otherwise.

(h) No Group Company has been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code or of any group that has filed a combined, consolidated or unitary return under state, local or foreign applicable Law, other than a group the common parent of which is the Company or any similar group for federal, state, local or foreign Tax purposes.

(i) No Group Company has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2) or any other transaction requiring disclosure under analogous provisions of state, local or foreign Tax law. Each Group Company has disclosed on its United States federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of United States federal income Tax within the meaning of Section 6662 of the Code.

(j) No Group Company has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code in the two (2) years prior to the date of this Agreement.

(k) No Group Company (i) is (and has not been for the five (5)-year period ending at Closing) a “United States real property holding corporation” as defined in Section 897(c)(2) of the Code and the applicable Treasury Regulations, (ii) is or has been a shareholder of a “controlled foreign corporation” as defined in Section 957 of the Code (or any similar provision of state, local or foreign Tax law), (iii) is or has been a “personal holding company” as defined in Section 542 of the Code (or any similar provision of state, local or foreign Tax law), (iv) is or has been a shareholder of a “passive foreign investment company” within the meaning of Section 1297 of the Code and (v) has engaged in a trade or business, had a permanent establishment (within the meaning of an applicable Tax treaty), or otherwise become subject to Tax in a country other than the country of its formation.

(l) Each Group Company has delivered or made available to Parent complete and accurate copies of all federal, state, local and foreign income and other material Tax Returns of the Group Company (and any predecessor of the Group Company) for all taxable years remaining open under the applicable statute of limitations, including, promptly upon their availability, for the most recent taxable year, and complete and accurate copies of all audit or examination reports and statements of deficiencies assessed against or agreed to by the Group Company (or any predecessors of the Group Company) since the last open tax year.

(m) No Group Company will be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any installment sale or other transaction on or prior to the Closing Date, any accounting method change or agreement with any Taxing Authority filed or made on or prior to the Closing Date, any prepaid amount received on or prior to the Closing, any intercompany transaction or excess loss account described in Section 1502 of the Code (or any corresponding provision of state, local or foreign Tax law) entered into on or prior to the Closing Date or any election under Section 108(i) of the Code made on or prior to the Closing Date.

2.18 Employee Benefit Plans; Labor.

(a) Schedule. Section 2.18(a) of the Disclosure Schedule sets forth a list as of the date hereof of each material Company Employee Plan and each Employee Agreement (except for (i) contracts that provide for employment that is terminable “at will” and that are without severance or change of control pay or benefits, in which case only forms of such contracts shall be scheduled, (ii) individual Company Option agreements, in which case only forms of such individual agreements shall be scheduled, unless such individual agreements provide acceleration of vesting of awards in a manner not provided for under the applicable form(s) or that otherwise materially differ from such forms and (iii) consulting contracts that are terminable without cost or liability, in which case only forms of such contracts shall be scheduled, unless any such contract provides severance or change of control pay or benefits that are, in each case, greater than required by applicable Law). No Group Company has any commitments to establish any new Company Employee Plan or Employee Agreement, to terminate or to materially modify any Company Employee Plan or Employee Agreement (except to the extent required by applicable Law or to conform any such Company Employee Plan or Employee Agreement as required by this Agreement).

(b) Documents. The Company has provided or made available to Parent correct and complete copies of: (i) all material documents embodying each Company Employee Plan and each Employee Agreement including all amendments thereto and all related trust documents, administrative service agreements, group annuity contracts, group insurance contracts, and policies pertaining to fiduciary liability insurance covering the fiduciaries for each Company Employee Plan; (ii) the most recent annual actuarial valuations, if any, prepared for each Company Employee Plan; (iii) the most recent annual report (Form Series 5500 and all schedules and financial statements attached thereto), if any, required under ERISA or the Code in connection with each Company Employee Plan; (iv) if the Company Employee Plan is funded, the most recent annual and periodic accounting of Company Employee Plan assets; (v) the most recent summary plan description together with the summary(ies) of material modifications thereto, if any, required under ERISA with respect to each Company Employee Plan; (vi) all IRS determination, opinion, notification and advisory letters, if applicable, and all applications and material correspondence to or from the IRS or the DOL with respect to any such application or letter; (vii) all material correspondence to or from any governmental agency in the last three (3) years relating to any Company Employee Plan; and (viii) the most recent completed plan years discrimination tests for each Pension Plan for which such test is required.

(c) Compliance. In all material respects, each Company Employee Plan has been established and maintained in accordance with its terms and in compliance with all applicable laws, statutes, orders, rules and regulations, including ERISA or the Code. Any Company Employee Plan intended to be qualified under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code has either applied for, prior to the expiration of the requisite period under applicable Treasury Regulations or IRS pronouncements, or obtained a favorable determination, notification, advisory and/or opinion letter, as applicable, as to its qualified status from the IRS or still has a remaining period of time under applicable Treasury Regulations or IRS pronouncements in which to apply for such letter and to make any amendments necessary to obtain a favorable determination. For each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code, to the Company’s knowledge there has been no event, condition or circumstance that has adversely affected or is likely to adversely affect such qualified status. No “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any Company Employee Plan that would reasonably be expected to result in any material liability. There are no current actions, suits or claims pending, or, to the knowledge of the Company, threatened in writing (other than routine claims for benefits) against any Company Employee Plan or against the assets of any Company Employee Plan. There are no audits, inquiries or proceedings pending or, to the knowledge of the Company, threatened in writing by any Governmental Entity with respect to any Company Employee Plan. All contributions (including all employer contributions and employee salary reduction contributions), premiums or payments required to be made with respect to any Company Employee Plan have been made on or before their due dates, or, to the extent not yet due, have been adequately accrued on the financial statements.

(d) No Pension or Welfare Plans. Neither a Group Company nor any of their respective ERISA Affiliates has ever maintained, established, sponsored, participated in, or contributed to, any: (i) employee pension benefit plan within the meaning of Section 3(2) of ERISA (“Pension Plan”) that is subject to Title IV of ERISA or Section 412 of the Code; (ii) Multiemployer Plan; (iii) “multiple employer plan” as defined in ERISA or the Code; (iv) a “funded welfare plan” within the meaning of Section 419 of the Code; or (v) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA. Each Group Company and their respective ERISA Affiliates are, and during all relevant times have been, in compliance in all material respects with the applicable requirements of (i) COBRA, (ii) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996, as amended, and the Laws (including the proposed regulations) thereunder and (iii) the Patient Protection and Affordable Care Act of 2010, and all rules and official guidance promulgated thereunder, and no circumstance exists or event has occurred, and, to the knowledge of the Company, no circumstance is expected to exist or event expected to occur, which reasonably could be expected to result in a material violation of, or material penalty or liability under, any of the foregoing. The obligations of all Company Employee Plans that provide health, welfare or similar insurance to any U.S.-based employees are fully insured by bona fide third-party insurers.

(e) No Post-Employment Obligations. No Company Employee Plan or Employee Agreement provides, or reflects or represents any liability to provide, and no Group Company has any obligation to provide, post-termination or retiree medical insurance or life insurance to any person for any reason, except as may be required by COBRA or any other similar and applicable state Law.

(f) Effect of Transaction.

(i) Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby (either alone or upon the occurrence of any additional or subsequent events, whether contingent or otherwise) will or may result in or entitle any Employee to any payment or benefit (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in amount or value of any payment, compensation or benefits or obligation to fund benefits.

(ii) No payment or benefit that will or may be made with respect to any “disqualified individual” (as defined in Section 280G of the Code and the regulations thereunder and hereafter referred to as a “Disqualified Individual”) will be characterized as a “parachute payment” within the meaning of Section 280G of the Code (or any corresponding provision of state, local, or foreign Tax Law as a result of the transactions contemplated by the Agreement). There is no contract, agreement, plan or arrangement to which any Group Company or any of their respective ERISA Affiliates is a party by which it is bound to compensate any Employee for excise taxes paid pursuant to Section 4999 of the Code (or any corresponding provision of state, local, or foreign Tax Law).

(g) Section 409A. Each Company Benefit Plan and Employee Agreement has been maintained and operated in documentary and operational compliance in all materials respects with Section 409A of the Code or an available exemption therefrom. There is no contract, agreement, plan or arrangement to which any Group Company or any of their respective ERISA Affiliates is a party by which it is bound to compensate any Employee for taxes paid pursuant to Section 409A of the Code (or any corresponding provision of state, local, or foreign Tax Law).

(h) Company Options. With respect to the Company Options, (i) each grant of a Company Option was duly authorized no later than the date on which the grant of such option was by its terms to be effective on the date the option was granted by all necessary corporate action and (ii) all Company Options have an exercise price equal to no less than the fair market value of the underlying shares of Company Common Stock on the applicable grant date as determined by the Board in good faith and no Company Option has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option, in each case, as determined in accordance with Section 409A of the Code.

(i) Employment Matters. Each Group Company is in compliance in all material respects with all applicable foreign, federal, state and local laws, and collective bargaining agreements and arrangements respecting employment, employment practices, terms and conditions of employment, Tax withholding, prohibited discrimination, equal employment, fair employment practices, immigration status, employee safety and health, and wages and hours. Each Group Company has properly classified each of their respective Employees as “employees” or “independent contractors” and as “exempt” or “non-exempt” for all purposes and has properly reported all compensation paid to such Employees for all purposes.

(j) Labor. No Group Company is a party to any collective bargaining agreement or union contract with respect to Employees and no collective bargaining agreement is currently being negotiated by a Group Company. There is no, and during the past three (3) years there has not been any, labor dispute, strike or work stoppage against a Group Company pending or, to the knowledge of the Company, threatened in writing which may materially interfere with the respective business activities of the Group Companies. To the knowledge of the Company, neither a Group Company nor any of its representatives or Employees has committed any unfair labor practice in connection with the operation of the businesses of the Group Companies. There are no actions, suits, claims, labor disputes or grievances pending, or, to the knowledge of the Company, threatened in writing, relating to any labor, safety or discrimination matters involving any Employee, including charges of unfair labor practices or discrimination complaints. To the knowledge of the Company, no Group Company has engaged in any unfair labor practices within the meaning of the National Labor Relations Act. In the three (3) years prior to the date of this Agreement, no Group Company has effectuated (i) a “plant closing” (as defined in the WARN Act or any similar state, local or foreign law) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of such Group Company or (ii) a “mass layoff” (as defined in the WARN Act, or any similar state, local or foreign law) affecting any site of employment or facility of the Group Company.

(k) Foreign Plans. No Group Company maintains any employee benefit plan, program or other arrangement providing compensation or benefits to any employee or former employee (or any dependent thereof) which is subject to the Laws of any jurisdiction outside of the United States.

2.19 Insurance. The Group Companies maintain insurance coverage with reputable insurers in such amounts and covering such risks as are in accordance with normal industry practice for companies engaged in businesses similar to that of the Group Companies. Section 2.19 of the Disclosure Schedule sets forth each Group Company’s insurance policies in effect as of the date hereof and identifies any material claims made thereunder as of the date hereof. The Company has made available to Parent accurate and complete copies of such insurance policies. Each such insurance policy is in full force and effect. All premiums due and payable under all such policies have been paid, and each Group Company is otherwise in compliance in all material respects with the terms of such policies. No Group Company has received any written, or to the knowledge of the Company, oral, notice or other communication regarding any actual or possible: (a) cancellation or invalidation of any insurance policy, other than in connection with ordinary renewals; (b) refusal of any coverage or rejection of any claim under any insurance policy; or (c) material adjustment in the amount of the premiums payable with respect to any insurance policy, except in accordance with the terms thereof. There are no self-insurance arrangements affecting the Group Companies.

2.20 Compliance With Laws; Permits.

(a) Compliance. Each Group Company is, and has at all times in the last five (5) years been, in compliance in all material respects with each Law that is applicable to it or to the conduct of its business or to the ownership of its Assets. There is no material judgment, injunction, order or decree binding upon a Group Company. No event has occurred in the last five (5) years and no condition or circumstance exists that will (with or without the lapse of time) constitute or result in a material violation by a Group Company of, or a failure on the part of a Group Company to comply in all material respects with, any applicable Law. Within the last five (5) years, no Group Company has received any written notice or other written communication from any Person regarding any actual or possible violation of, or failure to comply with, any applicable Law.

(b) Permits. Each Group Company holds, to the extent legally required, all permits, licenses, variances, clearances, consents, registrations, listings, exemptions, and approvals (“Permits”) from Governmental Entities, necessary to operate the Current Company Business, except for such Permits which the failure to hold would not be reasonably likely to be material to the Group Companies (collectively, the “Company Permits”). As of the date hereof, no suspension or cancellation of any of the Company Permits is pending or, to the knowledge of the Company, threatened in writing. Each Group Company is in compliance in all material respects with the terms of the Company Permits.

2.21 Takeover Statutes. The Company Board has taken all actions necessary so that the restrictions on take-over bids, share acquisitions, business combinations and stockholder vote requirements contained in Section 203 of the Delaware Law and any other “moratorium”, “control share acquisition”, “business combination”, “fair price” or other form of anti-takeover laws or regulations that are or may purport to be applicable (“Takeover Statutes”) will not apply with respect to or as a result of the Merger or the other transactions contemplated by this Agreement.

2.22 Brokers’ and Finders’ Fee. No broker, finder or investment banker is entitled to brokerage or finders’ fees or agents’ commissions or investment bankers’ fees or any similar charges from a Group Company in connection with the Merger, this Agreement or any transaction contemplated hereby.

2.23 Books and Records. The books of account, stock records, minute books and other records of the Company are accurate and up to date in all material respects and have been maintained in all material respects in accordance with prudent business practices (for a private company of the size and type as the Company) and all applicable Laws.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub represent and warrant to the Company as set forth in this Article III:

3.1 Organization, Standing and Power. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing, if applicable, under the applicable Laws of the state in which it was incorporated.

3.2 Authority. Parent and Merger Sub have all requisite corporate power and authority to enter into this Agreement and to consummate the Merger and the other transactions contemplated by this Agreement. The execution and delivery by Parent and Merger Sub of this Agreement and the consummation by Parent and

Merger Sub of the Merger and the other transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub, and no other authorization or consent of Parent, Merger Sub or their respective stockholders is necessary. This Agreement has been duly executed and delivered by Parent and Merger Sub, and, assuming this Agreement constitutes the valid and binding obligation of the Company, this Agreement constitutes a valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Enforceability Limitations.

3.3 Conflicts. Neither the execution and delivery by Parent and Merger Sub of this Agreement, nor the consummation by Parent or Merger Sub of any of the transactions contemplated hereby, will:

(a) conflict with or violate any provision of the articles of incorporation or bylaws of Parent or the Certificate of Incorporation or bylaws of Merger Sub;

(b) require on the part of Parent or Merger Sub any registration, declaration or filing with, or any permit, order, authorization, consent or approval of, any Governmental Entity, except for (i) compliance with the applicable requirements of antitrust or trade regulation applicable Laws, and (ii) any registration, declaration, filing, permit, order, authorization, consent or approval which if not made or obtained would not reasonably be expected to result in a material adverse effect on Parent’s or Merger Sub’s ability to consummate the Merger or any of the other transactions contemplated hereby;

(c) conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of obligations under, create in any party any right to terminate or modify, or require any notice, consent or waiver under, any Contract to which Parent or Merger Sub is a party or by which Parent or Merger Sub is bound, except for that which would not reasonably be expected to result in a material adverse effect on Parent’s or Merger Sub’s ability to consummate the Merger or any of the other transactions contemplated hereby;

(d) violate any order, writ, injunction or decree applicable to Parent or Merger Sub or any of their respective material Assets, except for any violation that would not reasonably be expected to result in a material adverse effect on Parent’s or Merger Sub’s ability to consummate the Merger or any of the other transactions contemplated hereby; or

(e) violate any applicable Law applicable to Parent or Merger Sub or any of their respective material Assets, except for any violation that would not reasonably be expected to result in a material adverse effect on Parent’s or Merger Sub’s ability to consummate the Merger or any of the other transactions contemplated hereby.

3.4 Litigation. There are no Actions pending or, to the knowledge of Parent, threatened against Parent or the Merger Sub before any Governmental Entity or any arbitrator that seeks to restrain or enjoin the consummation of the transactions contemplated by this Agreement or which would reasonably be expected to have a material adverse effect on Parent’s or Merger Sub’s ability to consummate the Merger or any of the other transactions contemplated hereby.

3.5 Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has engaged in no other business activities, and has conducted its operations only as contemplated by this Agreement.

3.6 Adequacy of Funds. Parent has obtained a commitment letter from J.P. Morgan Securities LLC (“JPMorgan”), JPMorgan Chase Bank, N.A. (“JPMCB”), and U.S. Bank National Association (“U.S. Bank,” and together with JPMorgan and JPMCB, the “Financing Sources”) for financing (the “Commitment Letter”) pursuant to which the Financing Sources have agreed, subject to the terms and conditions set forth therein, to provide credit facilities in the amount of $200,000,000 (the “Financing”) to Parent at Closing. The net proceeds contemplated from the Financing at Closing, together with cash of Parent will, in the aggregate at Closing, provide funds to Parent sufficient to consummate the transactions contemplated hereby on the Closing Date and make the payment contemplated hereby on the Closing Date. Parent has delivered to the Company true and complete copies of the Commitment Letter. As of the date hereof, the Commitment Letter is in full force and effect and constitutes the legal, valid and binding obligation of Parent and, to the knowledge of Parent, the other parties thereto. Prior to the date hereof, the commitment contained in the Commitment Letter has not been withdrawn or rescinded in any respect (and no party thereto has indicated an intent to so withdraw or rescind) or otherwise amended or modified in any material respect. As of the date hereof, Parent is not in breach of any of the terms or conditions set forth in the Commitment Letter and, to the knowledge of Parent, no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to constitute a breach by Parent or failure by Parent to satisfy a condition precedent set forth therein. As of the date hereof, Parent has fully paid any and all commitment fees or other fees required to be paid on or prior to the date hereof pursuant to the Commitment Letter. Except as stated in the Commitment Letter, there are no conditions precedent or other contingencies relating to the funding of the full amount of the proceeds of the Financing to be made available on the Closing Date.

3.7 Brokers’ and Finders’ Fee. No broker, finder or investment banker is entitled to brokerage or finders’ fees or agents’ commissions or investment bankers’ fees or any similar charges from Parent or any of its Affiliates in connection with the Merger, this Agreement or any transaction contemplated hereby.

3.8 WARN Act. Subject to the Company’s compliance with Section 5.4(d), to the extent any notice obligations arise after the Closing under the WARN Act or similar Laws, Parent shall retain responsibility for providing such notice, and all liabilities associated with the failure to provide such notice.

3.9 No Other Representations and Warranties. Each of Parent and Merger Sub acknowledges that the Company has not made and is not making any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except as provided in Article II hereto (and any certificate or other agreement or documents delivered by the Company in connection with the transactions contemplated hereby) and that each of Parent and Merger Sub is not relying and has not relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except for the representations and warranties in Article II hereof (and any certificate delivered by the Company hereunder or other agreement or documents delivered by the Company in connection with the transactions contemplated hereby).

ARTICLE IV.

CONDUCT PRIOR TO THE EFFECTIVE TIME

4.1 Conduct of Business of the Company. During the period from the date of this Agreement through the earlier of (x) the termination of this Agreement in accordance with its terms and (y) the Effective Time (the “Pre-Closing Period”), except (i) as set forth in Section 4.1 of the Disclosure Schedule, (ii) to the extent explicitly required to comply with the Company’s obligations under this Agreement, (iii) as required by applicable Law, or (iv) as consented to in writing by Parent in its sole discretion, (A) the Company shall carry on its business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and in compliance with applicable Law, pay its debts and Taxes when due (subject to good faith disputes regarding such debts and Taxes for which reserves have been established in accordance with GAAP), and pay or perform, in all material respects, other obligations when due, and the Company shall use its commercially reasonable efforts to preserve intact its current business organization, keep available the services of its current employees and maintain its relations and goodwill with all suppliers, vendors, customers, landlords, creditors, employees and other Persons having business relationships with the Company (other than terminations of employees for cause with respect to employees below the director level), and (B) the Company shall not (and shall cause the Company Subsidiary to not):

(a) amend or permit the adoption of any amendment to the Company Organizational Documents;

(b) form any Subsidiary or acquire any equity interests or other interest in any other Person;

(c) merge or consolidate with any other Person;

(d) split, combine or reclassify the outstanding shares of Company Common Stock nor enter into any agreement with respect to voting of any of the Company Common Stock;

(e) declare, accrue, set aside or pay any dividend or other distribution, payable in cash, stock, property or otherwise, in respect of the Company Common Stock;

(f) purchase, redeem or otherwise acquire any shares of Company Common Stock or any securities convertible or exchangeable or exercisable for any shares of Company Common Stock;

(g) transfer, lease, license, guarantee, sell, mortgage, pledge, dispose of or encumber any material Asset, except for (i) the incurrence of Permitted Liens and (ii) non-exclusive licenses of the Company’s IP Rights in connection with the purchase, sale or license of Company Products in the ordinary course of business consistent with past practice;

(h) except for draws under current debt facilities, incur any indebtedness or issue any debt securities or warrants or other rights to acquire debt securities of the Company or assume, guarantee or endorse, as an accommodation or otherwise, the obligations of any other person for indebtedness or capital obligations, in the case of any of the foregoing;

(i) issue, sell, authorize the issuance of, pledge, dispose of or encumber any shares of, or securities convertible into or exchangeable or exercisable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of its capital stock of any class, except that the Company may issue shares of Company Common Stock upon the exercise of Company Options and/or Company Warrants outstanding as of the date of this Agreement in accordance with the terms thereof;

(j) make or agree to make any capital expenditures in excess of $200,000 in any calendar month;

(k) make any material change in accounting policies or procedures, except as required by GAAP or by applicable Law or a Governmental Entity;

(l) revalue any of its material Assets except as required by GAAP or enter into, or permit any of the Assets to become bound by any Contract that is or would constitute a Material Contract;

(m) enter into, modify, amend or terminate, or waive any right or material remedy under (i) any Material Contract pursuant to which the Company or any other party thereto has material continuing obligations, rights or interests; or (ii) any IP License pursuant to which the Company, or any other party thereto has, or will have, material continuing obligations, rights or interests;

(n) (i) make any material loan, advance, capital contribution to, or investment in, any Person other than loans, advances or capital contributions to, or investments in the ordinary course of business consistent with past practice and routine business expense advances to employees of the Company or (ii) incur or guarantee any indebtedness (it being understood that ordinary course trade debt of less than $1,500,000 in the aggregate does not constitute indebtedness for purposes of this clause (n));

(o) (i) grant, extend, amend (except as required in the diligent prosecution of the Company IP Rights), waive or modify the Company’s rights in or to any Company IP Rights or material Third Party IP Rights, (ii) fail to diligently prosecute any material Company IP Rights in the U.S. or in any non-U.S. jurisdiction material to the Company’s business, (iii) fail to exercise a right of renewal or extension under or with respect to any material

Company IP Right or material Third Party IP Right, or (iv) otherwise dispose of, abandon or permit to lapse any rights in, to or for the use of any Company IP Rights, or permit to enter into the public domain any material trade secrets included in the Company IP Rights;

(p) adopt, terminate or materially amend any Company Employee Plan, Employee Agreement, or collective bargaining agreement (other than offer letters and letter agreements entered into, in the ordinary course of business and consistent with past practice, with newly hired employees who are terminable “at will” without entitlement to severance or notice in lieu of severance), pay any special bonus or special remuneration (cash, equity or otherwise) to any Employee (including rights to severance or indemnification), except pursuant to agreements outstanding on the date hereof;

(q) grant any material severance or termination pay (cash, equity or otherwise) to any Employee, except pursuant to written agreements outstanding, or policies existing, on the date hereof, or adopt any new severance plan, or amend or modify or alter in any material respect any severance plan, agreement or arrangement existing on the date hereof;

(r) (i) increase the compensation or benefits payable or provided, or to become payable or provided to any Employee (other than salary or wage rate increases in the ordinary course of business consistent with past practice, and incentive compensation increases for Employees promoted to fill vacancies in the ordinary course of business consistent with past practice); (ii) hire any Employee (except for any such hire to fill vacancies of any position with aggregate annual compensation of less than $125,000 in the ordinary course of business consistent with past practice) or (iii) terminate or transfer any Employee;

(s) except as set forth in this Agreement, amend or waive any of its rights under, or permit the acceleration of vesting under any compensation obligation;

(t) make, change or revoke any material Tax election or settle or compromise any material liability for Taxes, change any annual Tax accounting period, change any Tax accounting method, amend any material Tax Return, enter into any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement or closing agreement relating to any material Tax, surrender any right to claim a material Tax refund, or consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;

(u) cancel any of its respective insurance policies or reduce the amount of any insurance coverage provided by such insurance policies;

(v) commence or settle any Action;

(w) (i) accelerate the collection of any accounts receivable, (ii) delay the payment of any accounts payable or (iii) take any other action outside the ordinary course of business or inconsistent with past practice with the intent of avoiding a reduction in the purchase price based on the Estimated Closing Working Capital or the Closing Working Capital;

(x) except as required by GAAP and consistent with past practices, write off as uncollectible or establish any extraordinary reserve with respect to any account receivable or other indebtedness of the Company in excess of $20,000 with respect to a single matter, or in excess of $50,000 in the aggregate; or

(y) authorize or enter into an agreement to do any of the foregoing.

4.2 Consent Procedures. If the Company desires to take an action which would be prohibited pursuant to Section 4.1 without the prior written consent of Parent, prior to taking such action the Company may request such written consent by sending an email or facsimile to the following individual or such other individual specified by Parent in writing: Jocelyn A. Leavitt, Executive Vice President, General Counsel & Secretary; Fax: 949-769-5822; Email: 949-769-5822.

ARTICLE V.

ADDITIONAL AGREEMENTS

5.1 Confidentiality; Access.

(a) The parties acknowledge that the Parent (or one of Parent’s Affiliates) and TripleTree (on behalf of the Company) have previously executed that certain confidentiality agreement, dated June 17, 2015 (as amended, the “Confidentiality Agreement”). Except as may be required by applicable Law or the rules of any applicable national securities exchange or pursuant to the terms and provisions of the Confidentiality Agreement, the parties will hold any information which is non-public in confidence in accordance with the terms of the Confidentiality Agreement and, in the event this Agreement is terminated for any reason, the parties shall promptly return or destroy such information in accordance with the Confidentiality Agreement.

(b) Subject to applicable Law and upon reasonable notice, the Company shall afford Parent and its Representatives reasonable access, during normal business hours during the period prior to the Effective Time, to its properties, books, contracts and records and appropriate individuals as Parent may reasonably request (including employees, attorneys, accountants, consultants and other professionals), and during such period, the Company shall furnish promptly to Parent such information concerning its business, properties and personnel as Parent may reasonably request; provided, however, that the Company may restrict the foregoing access to the extent that (i) any applicable Law requires such party or its Subsidiaries to restrict or prohibit access to any such properties or information to Parent, (ii) such access would give rise to a material risk of waiving any attorney-client privilege, work product doctrine or other applicable privilege applicable to such documents or information or (iii) such access would be in breach of any confidentiality obligation, commitment or provision by which the Company is bound or affected as of the date hereof, which confidentiality obligation, commitment or provision shall be disclosed to Parent, provided that disclosure of such obligation, commitment or provision would not itself be the breach of an obligation or commitment to a third party. With respect to the furnishing by the Company of competitively sensitive information, outside antitrust counsel will be consulted prior to the exchange of such information, and such information shall not be exchanged to the extent such counsel to the Company reasonably advises against such exchange. In addition, any information obtained from the Company pursuant to the access contemplated by this Section 5.1(b) shall be subject to the Confidentiality Agreement. Any access to any of the Company’s facilities shall be subject to the Company’s reasonable security measures and insurance requirements. Notwithstanding the foregoing, any access to any Company offices shall be subject to the Company’s reasonable security measures and insurance requirements and the requirements of the applicable Leases and shall not include the right to perform any invasive testing or soil, air and groundwater sampling, including, any Phase II environmental assessment.

5.2 Public Disclosure. During the Pre-Closing Period, (a) Parent and the Company shall consult with each other before issuing any press release or otherwise making any statement or making any other disclosure (whether or not in response to an inquiry) regarding the terms of this Agreement and the transactions contemplated hereby, and (b) neither the Company nor Parent shall issue any such press release or make any similar public statement or disclosure without the prior written approval of the other party, except as required by Law or the rules of any applicable national securities exchange or market (in which case the parties shall use reasonable best efforts to consult with each other prior to making any such disclosure).

5.3 Regulatory Approval; Reasonable Best Efforts.

(a) Regulatory Filings. Each of Parent, Merger Sub and the Company shall coordinate and cooperate with one another and shall each use its reasonable best efforts to comply with, and shall each refrain from taking any action that would impede compliance with, applicable Laws, and within ten (10) days of the date hereof, each of Parent, Merger Sub and the Company shall make all filings, notices, petitions, statements, registrations, submissions of information, applications or submissions of other documents required by any Governmental Entity in connection with the Merger and the other transactions contemplated hereby. Each of Parent and the Company will cause all documents that it is responsible for filing with any Governmental Entity under this Section 5.3(a) to comply in all material respects with all applicable Law.

(b) Exchange of Information and Cooperation. Parent, Merger Sub and the Company each shall work together and promptly supply the other with any required information which may be required and reasonable assistance as the other may request in order to effectuate any filings or applications pursuant to Section 5.3(a). Except where prohibited by applicable Law relating to the exchange of information, and subject to the Confidentiality Agreement, each of the Company and Parent shall (i) consult with the other prior to taking a position with respect to any such filing, (ii) permit the other to review and discuss in advance, and consider in good faith, the views of the other in connection with any analyses, appearances, presentations, memoranda, briefs, white papers, arguments, opinions and proposals before making or submitting any of the foregoing to any Governmental Entity in connection with any investigations or proceedings in connection with this Agreement or the transactions contemplated hereby (including under any antitrust or fair trade applicable Law), (iii) coordinate with the other in preparing and exchanging such information, (iv) promptly provide the other (and its counsel) with copies of all filings, presentations or submissions (and a summary of any oral presentations) made by such party with any Governmental Entity in connection with this Agreement or the transactions contemplated hereby, (v) promptly notify the other of any conversation, correspondence, filings, or written communications from any Governmental Entity, and (vi) not agree to participate in any substantive meeting or discussion (including telephonic conversation) with any Governmental Entity in respect of any filing, investigation or inquiry concerning this Agreement or the transaction contemplated hereby unless, to the extent reasonably practicable, it gives the other Party the opportunity to attend. It is acknowledged and agreed that the parties hereto shall have, except where prohibited by applicable Law, joint responsibility for determining the strategy for dealing with, and keep one another reasonably apprised of the status of any communications with or any inquires or requests for additional information from, the FTC, the DOJ or any other applicable Governmental Entity.

(c) Notification. Each of Parent, Merger Sub and the Company will notify the other promptly upon the receipt of (i) any comments from any officials of any Governmental Entity in connection with any filings made pursuant hereto and (ii) any request by any officials of any Governmental Entity for amendments or supplements to any filings made pursuant to, or information provided to comply in all material respects with, any applicable Law. Whenever any event occurs that is required to be set forth in an amendment or supplement to any filing made pursuant to Section 5.3(a), Parent, Merger Sub or the Company, as the case may be, will promptly inform the other of such occurrence and cooperate in filing with the applicable Governmental Entity such amendment or supplement.

(d) Reasonable Best Efforts. Upon the terms and subject to the conditions set forth herein, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including using reasonable best efforts to accomplish the following: (i) the taking of all actions reasonably necessary to cause the conditions precedent to the other party’s obligations to close set forth in Article VI to be satisfied, and (ii) the execution or delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement.

(e) Specific Obligations Regarding Antitrust Clearance. Notwithstanding anything to the contrary set forth in this Agreement, each of the parties hereto agrees to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to: (i) obtain all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from Governmental Entities and the making of all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Entities, if any) and take all steps as may be necessary to avoid any suit, claim, action, investigation or proceeding by any Governmental Entity, (ii) obtain all Necessary Consents, and (iii) defend any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed. In furtherance and not in limitation of the foregoing, if and to the extent necessary to obtain clearance of the Merger under any antitrust laws applicable to the Merger, each of Parent and Merger Sub (and their respective Affiliates, if applicable) shall offer, negotiate, commit to and effect, by consent decree, hold separate order or otherwise, the sale, divestiture, license or other disposition of any and all of the capital stock, assets, rights, products or businesses of Parent and Merger Sub (and their respective Affiliates, if applicable), on the one hand, and the Company, on the other hand, and any other restrictions on the activities of Parent and its Subsidiaries and the Company (and of the foregoing, a “Divestiture Action”); provided, however, that nothing in this Agreement shall require or be construed to require Parent or Merger Sub to commit to any Divestiture Action (i) that would be reasonably likely to be materially adverse to the business, financial condition, or prospects of Parent or its Subsidiaries, taken as a whole, or would be likely to materially impair the expected benefits of the Merger or the other transactions contemplated hereby to Parent or its Subsidiaries, or (ii) in order to avoid a second request and/or second phase instituted by a Governmental Entity under applicable antitrust laws; provided, further, that neither Parent, the Company nor any of their respective Subsidiaries shall be required to become subject to, or consent or agree to or otherwise take any action with respect to, any Divestiture Action unless such Divestiture Action is binding on Parent, the Company and their respective Subsidiaries only in the event that the Closing occurs.

5.4 Employees.

(a) For each Continuing Employee, for a period of twelve (12) months following the Effective Time, Parent, in its sole discretion, will provide (i) base compensation that is no less favorable than the base compensation provided to such Continuing Employee immediately prior to the Closing Date, (ii) cash bonus opportunities that are no less favorable than the cash bonus opportunities provided to such Continuing Employee immediately prior to the Closing Date, and (iii) employee benefits (excluding defined benefit plans or programs) that are substantially similar, in the aggregate, to the employee and fringe benefits provided to such Continuing Employee immediately prior to the Closing Date. To the extent Parent elects to have the Continuing Employees participate in the benefit plans of Parent (the “Parent Plans”) following the Closing Date, Parent shall use commercially reasonable efforts to (i) cause each Continuing Employee to receive credit for purposes of eligibility to participate and vesting under such Parent Plans for years of service with the Company (or any of its predecessors) prior to the Closing Date, and (ii) cause any and all pre-existing condition limitations, eligibility waiting periods and evidence of insurability requirements under any Parent Plans that are group health plans in which such Continuing Employees will participate to be waived and to provide credit for any co-payments and deductibles incurred by the Continuing Employee prior to the Closing Date (and during the plan year that includes the Closing Date) for purposes of satisfying any applicable deductible, out-of-pocket or similar requirements under any such plans that may apply after the Closing Date for the applicable plan year of the comparable Parent Plan.

(b) If Parent provides written notice to the Company at least ten (10) days prior to the Closing Date, effective no later than the day immediately preceding the Closing Date, the Company shall each terminate any and all plans intended to include a Code Section 401(k) cash or deferral arrangement. If Parent provides such written notice to the Company, then no later than two (2) days prior to the Closing Date, the Company shall provide Parent with reasonable evidence that such 401(k) plan(s) have been terminated (effective as of the day immediately preceding the Closing Date) pursuant to resolutions of the Company Board.

(c) Nothing in this Agreement shall (i) confer upon any Employee any right to continue in the employ or service of Parent, the Company or any Affiliate of Parent or the Company, (ii) interfere with or restrict in any way the rights of Parent, the Company or any Affiliate of Purchaser or the Company, which rights are hereby expressly reserved, to discharge or terminate the services of any Employee at any time for any reason whatsoever, with or without cause or (iii) confer upon any Person who is not a party to this Agreement any third party beneficiary or other right of any kind or nature whatsoever.

(d) Prior to the Closing Date, the Company shall provide Parent with information about actual and expected “employment losses” (within the meaning of the WARN Act) which may occur in the ninety (90) days prior to the Closing.

5.5 Stockholder Consent; Joinders; Information Statement .

(a) The Company shall set the date of the approval of the resolutions adopted by the board of directors of the Company as the record date for action to be taken by written consent by the holders of Company Common Stock to approve and adopt this Agreement, the Merger, and the other transactions contemplated hereby. The Company shall use its reasonable best efforts to obtain, the written consent of any Company Stockholders that have not executed the Stockholder Consent prior to the date hereof in accordance with Section 228 of Delaware Law, in the form attached hereto as the Stockholder Consent, pursuant to which such Company Stockholders shall approve this Agreement and the transactions contemplated hereby, including the Merger. In addition, the Company shall use its reasonable best efforts to cause all Company Securityholders to execute Joinders prior to the Closing.

(b) As soon as practicable after the execution and delivery of this Agreement, the Company shall mail to each holder of record of Company Common Stock on the date hereof that has not executed the Stockholder Consent an information statement (the “Information Statement”) which shall include: (i) the notification required by Section 228(e) of Delaware Law with respect to stockholder consent, (ii) a statement in accordance with Section 262 of Delaware Law regarding the appraisal rights of the Company Stockholders thereunder (including a copy of Section 262 of Delaware Law), and (iii) an information statement including such information regarding the transactions contemplated hereby as may be required under Delaware Law and all applicable Law, together with a copy of this Agreement, to allow the Company Stockholders to validly waive or assert any appraisal rights. The Information Statement shall be in customary form, and the Company and its counsel shall afford Parent and its counsel with reasonable opportunity to review and comment on the Information Statement and shall give reasonable and good faith consideration to any comments made by Parent and its counsel. The Company covenants that the Information Statement shall not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made in such Information Statement, in light of the circumstances under which they were made, not misleading. No material amendment or supplement to the Information Statement shall be made by the Company without the prior review by Parent and its counsel and the Company shall give reasonable and good faith consideration to any comments made by Parent and its counsel with respect to any such material amendment or supplement.

5.6 FIRPTA Matters. At the Closing, the Company shall deliver to Parent: (a) a statement, dated as of the Closing Date, conforming to the requirements of Section 1.1445-2(c)(3) of the United States Treasury Regulations; and (b) the notification to the Internal Revenue Service required under Section 1.897-2(h)(2) of the United States Treasury Regulations.

5.7 Indemnification of Officers and Directors of the Company.

(a) For a period of six (6) years following the Effective Time, the Surviving Corporation shall fulfill and honor in all respects the obligations of the Company pursuant to the indemnification agreements set forth on Section 5.7 of the Disclosure Schedule and in effect as of the date hereof between the Company and any officer of director of the Company (the “Company Indemnified Parties”), subject to applicable Law. For a period of six (6) years following the Effective Time, the Certificate of Incorporation and Bylaws of the Surviving Corporation will contain provisions with respect to exculpation and indemnification that are at least as favorable to the Company Indemnified Parties as those contained in the Certificate of Incorporation and Bylaws of the Company

as in effect on the date hereof, which provisions will not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of Company Indemnified Parties.

(b) Prior to the Closing, the Company may obtain, at its sole cost and expense, a six (6)-year insurance “tail” policy or other insurance policies with respect to directors’ and officers’ liability insurance with respect to acts or omissions existing or occurring at or prior to the Effective Time.

(c) This Section 5.7 is intended to be for the benefit of, and shall be enforceable by the Company Indemnified Parties and their heirs and personal representatives and shall be binding on the Surviving Corporation and its successors and assigns.

(d) If the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its Assets and IP Rights to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of the Surviving Corporation shall assume the obligations set forth in this Section 5.7.

5.8 Acquisition Proposals.

(a) No Solicitation. The Company agrees that neither it nor any of its officers and directors shall, and that it shall cause its Employees, stockholders and other Representatives (including any investment banker retained by it) not to (and shall not authorize any of them to) directly or indirectly: (i) solicit, initiate, knowingly encourage or knowingly facilitate any inquiries with respect to, or the making, submission or announcement of, any offer or proposal for an Acquisition Proposal; (ii) participate in any discussions or negotiations regarding, or furnish to any Person any nonpublic information with respect to, any Acquisition Proposal; (iii) engage in discussions with any Person with respect to any Acquisition Proposal, except as to the existence of these provisions; (iv) approve, endorse or recommend any Acquisition Proposal; or (v) enter into any letter of intent or similar document or any contract agreement or commitment contemplating any Acquisition Proposal or transaction contemplated thereby. The Company will immediately cease any and all existing activities, discussions or negotiations with any third parties conducted heretofore with respect to any Acquisition Proposal. For purposes of this Agreement, “Acquisition Proposal” means any inquiry, proposal or offer from any Person relating to any direct or indirect acquisition or purchase of a business that constitutes a material portion of the net revenues or net income of the Company, or a material portion of the aggregate equity interests of the Company, any tender offer or exchange offer that if consummated would result in any Person beneficially owning a material portion of the aggregate equity interests of the Company, or any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company, other than the transactions contemplated by this Agreement.

(b) Notification of Unsolicited Acquisition Proposals. As promptly as practicable (and in any event within one (1) Business Day) after receipt of any Acquisition Proposal or any request for nonpublic information or inquiry which it reasonably believes would lead to an Acquisition Proposal, the Company shall provide Parent with oral and written notice of the material terms and conditions of such Acquisition Proposal, request or inquiry, copies of all related written materials and the identity of the Person or group making any such Acquisition Proposal, request or inquiry.

5.9 Takeover Statute. If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, each of Parent and the Company and the Company Board shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement or by the Merger and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.

5.10 Stockholder Vote Concerning Code Section 280G. Prior to the Effective Time, the Company shall: (a) seek a stockholder vote pursuant to the exemption contained in Section 280G(b)(5)(A)(ii) of the Code and the applicable regulations promulgated thereunder (the “280G Stockholder Vote”), and (b) cause, prior to the solicitation of any 280G Stockholder Vote, each Disqualified Individual to waive that the right to receive any “parachute payments” (within the meaning of Section 280G of the Code and the applicable regulations promulgated thereunder) solely to the extent required to avoid the imposition of tax by virtue of the operation of Section 280G of the Code and/or the loss of deductibility pursuant to Section 280G of the Code if the 280G Stockholder Vote fails the approval requirements set out in Section 280G(b)(5) of the Code, and to accept in substitution therefor the right to receive such payments only if approved by the stockholders of the Company in a manner that complies with Section 280G(b)(5)(B) of the Code. Prior to the Effective Time, if a 280G Stockholder Vote is required, the Company shall deliver to Parent evidence reasonably satisfactory to Parent, (i) that a 280G Stockholder Vote was solicited in conformance with Section 280G of the Code, and the requisite stockholder approval was obtained with respect to any payments and/or benefits that were subject to the Company stockholder vote (the “280G Approval”) or (ii) that the 280G Approval was not obtained and as a consequence, pursuant to the waiver described in Section 5.10(b), the waived portion of such “parachute payments” shall not be made or provided. The form of the waiver, the disclosure statement and any other materials to be submitted to the Company’s stockholders in connection with the 280G Approval shall be subject to review and approval by Parent, which approval shall not be unreasonably withheld or delayed.

5.11 Merger Sub Compliance. Parent shall cause Merger Sub to comply with all of Merger Sub’s obligations under or relating to this Agreement. Merger Sub shall not engage in any business which is not in connection with the consummation of the transactions contemplated by this Agreement.

5.12 Tax Matters.

(a) Company Responsibility for Filing Tax Returns. Subject to Section 4.1(t), the Company shall prepare and file or cause to be prepared and filed all Tax Returns related to the Company and Company Subsidiaries that are required to be filed prior to or on the Closing Date and shall pay, or cause to be paid, all Taxes of the Company and the Company Subsidiaries due on or before the Closing Date. The Company shall prepare such Tax Returns in a manner consistent with its past practices, unless otherwise required by applicable Law. At least ten (10) Business Days prior to filing any such Tax Return, the Company shall submit a copy of such Tax Return to Parent for Parent’s review and shall make any changes reasonably requested by Parent that are received at least five (5) days prior to the due date for the filing of such Tax Return.

(b) Pre-Closing Tax Returns. Parent shall prepare and file or cause to be prepared and filed all Tax Returns in respect of the Company and Company Subsidiary that relate to taxable periods ending on or before the Closing Date but that are required to be filed after Closing Date, and the Securityholder Representative Committee shall, on behalf of the Company Securityholders, pay any Taxes due with respect to such Tax Returns to the extent such Taxes were not taken into account in determining Closing Indebtedness, Company Transaction Expenses or Closing Working Capital and reflected on the face of the Closing Working Capital Statement. Parent shall prepare such Tax Returns in a manner consistent with past practice of the Company and Company Subsidiary, unless otherwise required by applicable Law. With respect to any such Tax Return, Parent shall (i) deliver a copy of such Tax Return to the Securityholder Representative Committee for its review and comment not less than ten (10) Business Days prior to the date on which such Tax Return is due to be filed (taking into account any applicable extensions) and (ii) make any changes reasonably requested by the Securityholder Representative Committee that are received by the Parent at least five (5) days prior to the due date for the filing of such Tax Return. The Securityholder Representative Committee, on behalf of the Company Securityholders, shall make the payment due to Parent under this Section 5.12(b) at least two Business Days before payment of Taxes (including estimated Taxes) is due to the Taxing Authority.

(c) Straddle Period Tax Returns. Parent shall prepare and timely file, or cause to be prepared and timely filed, any Tax Return (a “Straddle Period Tax Return”) required to be filed by the Company or the Company Subsidiaries for a Straddle Period. Parent shall deliver at least ten (10) days prior to the due date for the filing of such Straddle Period Tax Return to the Securityholder Representative Committee for the Securityholder

Representative Committee’s review a draft of such Tax Return. Parent shall make any changes reasonably requested by the Securityholder Representative Committee that are received by the Parent at least five (5) days prior to the due date for the filing of such Straddle Period Tax Return.

(d) Allocation of Straddle Period Taxes. With respect to Taxes of the Company and the Company Subsidiaries relating to a Straddle Period, the Securityholder Representative Committee, on behalf of the Company Securityholders, shall pay to Parent the amount of such Taxes allocable to the portion of the Straddle Period that is deemed to end on the close of business on the Closing Date to the extent such Taxes were not taken into account in determining Closing Indebtedness, Company Transaction Expenses or Closing Working Capital and reflected on the face of the Closing Working Capital Statement. The portion of any Tax that is allocable to the taxable period that is deemed to end on the Closing Date will be: (i) in the case of Property Taxes, deemed to be the amount of such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of calendar days of such Straddle Period in the Pre-Closing Tax Period and the denominator of which is the number of calendar days in the entire Straddle Period, and (ii) in the case of all other Taxes, determined as though the taxable year of the Company terminated at the close of business on the Closing Date except that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions) shall be allocated between the Pre-Closing Tax Period and the taxable period that is deemed to end after the Closing Date on a per diem basis.

(e) Cooperation on Tax Matters. Parent, the Company, Company Subsidiary and the Securityholder Representative Committee shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns pursuant to this Section 5.12 and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information that are reasonably relevant to any such audit, litigation or other proceeding and the making available of employees on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Parent, the Company, Company Subsidiary and the Securityholder Representative Committee agree (i) to retain all financial books and records with respect to Tax matters pertinent to the Company and Company Subsidiary relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by Parent or the Securityholder Representative Committee, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any Taxing Authority, and (ii) to give the other party reasonable written notice prior to transferring, destroying or discarding any such financial books and records and, if the other party so requests, the Company, Company Subsidiary or the Securityholder Representative Committee, as the case may be, shall allow the other party to take possession of such financial books and records. Parent shall not, and shall not cause or permit the Surviving Corporation to (i) make any Tax election that has any retroactive effect on any taxable period (or portion thereof) ending on or prior to the Closing Date without the prior written consent of the Securityholder Representative Committee (which consent shall not be unreasonably withheld, conditioned or delayed) or (ii) amend or cause to be amended any Tax Return of the Company or Company Subsidiary for any taxable period (or portion thereof) ending on or prior to the Closing Date without the prior written consent of the Securityholder Representative Committee (which consent shall not be unreasonably withheld, conditioned or delayed), unless such election or amendment would not increase the Company Securityholder Indemnifying Parties’ liability pursuant to this Agreement.

(f) Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with the transactions contemplated by this Agreement (collectively, the “Transfer Taxes”) shall be borne one-half (1/2) by Parent and one-half (1/2) by the Company Securityholders. The Party required by applicable Law to file a Tax Return with respect to such Transfer Taxes and to pay such Transfer Taxes shall do so within the time period prescribed by Law, and the non-filing party shall promptly reimburse the filing party for its allocable share of any such Transfer Taxes pursuant to this Section 5.12(f) no later than two (2) days after receipt of evidence of the payment of such Transfer Taxes. The parties shall use reasonable best efforts to reduce any Transfer Taxes to the extent permitted by applicable Law.

(g) Tax Contests. Parent and the Surviving Corporation, on the one hand, and the Securityholder Representative Committee, on the other hand, shall promptly notify each other upon receipt by such party of written notice of any inquiries, claims, assessments, audits or similar events with respect to Taxes relating to a Pre-Closing Tax Period (any such inquiry, claim, assessment, audit or similar event, a “Tax Contest”). Any failure to so notify the other party of any Tax Contest shall not limit any of the indemnification obligations under Article VIII (except to the extent such failure materially prejudices the defense of such Tax Contest). Parent shall have the right to control the conduct of all Tax Contests, including any settlement or compromise thereof; provided, however, that Parent shall keep the Securityholder Representative Committee reasonably informed of the progress of any Tax Contest and Parent shall not resolve such Tax Contest in a manner that could reasonably be expected to increase the Company Securityholder Indemnifying Parties’ liability pursuant to this Agreement without the Securityholder Representative Committee’s written consent, which consent shall not be unreasonably withheld, conditioned or delayed. Each party shall bear its own costs for participating in such Tax Contest, except that Parent may be entitled to indemnification for its costs pursuant to this Agreement. In the event of any conflict or overlap between the provisions of this Section 5.12(g) and Section 8.11, the provisions of this Section 5.12(g) shall control.

(h) Tax Sharing Agreements. All Tax sharing agreements or similar agreements between the Company or any of its Subsidiaries, on the one hand, and any of the Key Employees and their Affiliates, on the other hand, shall be terminated prior to the Closing Date, and, after the Closing Date, neither the Company nor any Company Subsidiary shall be bound thereby or have any liability thereunder.

(i) Non-USRPHC. The Company shall deliver to Parent at the Closing a certification by the Company that meets the requirements of Treasury Regulation Section 1.897-2(h)(1)(i), dated within 30 days prior to the Closing Date and in form and substance reasonably acceptable to Parent along with written authorization for Parent to deliver such notice form to the Internal Revenue Service on behalf of the Company upon Closing.

(j) Tax Refunds. To the extent attributable to a Pre-Closing Tax Period and not otherwise taken into account in determining Closing Working Capital, with respect to (i) any Tax refund (including any interest in respect thereof) received by Parent or the Company and its Subsidiaries, and (ii) any amounts of overpayments of Tax (including payments of estimated Tax) credited against a Tax liability in a Tax period ending after the Closing that Parent or the Company and its Subsidiaries otherwise would be or would have been required to pay, Parent shall in each case pay to the Company Securityholders, any such amounts (net of any Taxes and other expenses of Parent or the Company and its Subsidiaries attributable to such amounts) within ten (10) Business Days following the earlier of (i) the making of any reduced Tax payment with respect to any Tax Return or (ii) the receipt of any such refund (including any interest in respect thereof) or the application of such refund to reduce Tax liabilities.

5.13 Payoff Letter ; Payoff of Insider Receivables.

(a) At least three (3) Business Days prior to the Closing Date, the Company shall deliver to Parent a copy of an executed payoff letter, in customary form (the “Payoff Letter”), from the lenders under the Loan Agreement (and from lenders under other outstanding Indebtedness for borrowed money of the Company or any Subsidiary of the Company, if any) which (i) confirms the aggregate outstanding amount required to be paid to fully satisfy all principal, interest, prepayment premiums, penalties, breakage costs or any other outstanding and unpaid obligations under the Loan Agreement (or such other Indebtedness for borrowed money of the Company or any Subsidiary of the Company, if any) as of the anticipated Closing Date (and the daily per diem accrual of interest thereafter) (the “Payoff Amount”), (ii) provides that upon receipt of the applicable Payoff Amount, the Loan Agreement and all other related agreements and instruments shall be terminated except for indemnification, reimbursement and other provisions thereof which by their terms survive the termination of the Loan Agreement or such other agreements and instruments and (iii) provides that (x) all Liens and all guarantees granted in connection with the Loan Agreement (or such other Indebtedness) shall be, upon the payment of the Payoff Amount at Closing, automatically released, terminated and discharged and (y) the Company, Parent or their designees are authorized from and after the Effective Time, to file all Uniform Commercial Code termination statements as are necessary to effectuate, or reflect of public record, the release and discharge of such Liens. Prior to the Closing Date, the Company shall use its reasonable best efforts to obtain all documents, terminations and releases (including with respect to outstanding mortgages), as are reasonably necessary to release such Liens as of the Effective Time.

(b) Each of the members of the Securityholder Representative Committee, in their respective capacities as creditors to the Group Companies (collectively, the “Insider Receivables Creditors”) with respect to the Insider Receivables set forth on Section 5.13(b) of the Disclosure Schedule (such aggregate amount of Insider Receivables shall be known as the “Aggregate Insider Receivables”), and Parent (on its behalf and on behalf of the Surviving Corporation and its Subsidiary), acknowledge and agree that (i) with respect to each such Insider Receivable Creditor, the amount of Merger Consideration payable to such Insider Receivables Creditor (or his respective Affiliates) at Closing shall be reduced by an amount equal to the applicable portion of the Aggregate Insider Receivables for such Insider Receivable Creditor as of the Closing; (ii) notwithstanding anything contained in Section 1.9(b) to the contrary, Parent shall pay to the Surviving Corporation in cash an amount equal to the Aggregate Insider Receivables and the amount of cash paid by Parent to the Paying Agent in satisfaction of its obligations under Section 1.9(b) at Closing shall be reduced by an amount equal to the Aggregate Insider Receivables, and (iii) such Insider Receivables set forth on Section 5.13(b) of the Disclosure Schedule shall be deemed repaid in full as of Closing.

5.14 Financing Cooperation.

(a) From the date hereof through the Closing Date, at Parent’s sole expense, the Company will, and will cause each other Group Company to, use its and their reasonable best efforts (except for clause (iv) in the next sentence, which shall be on a commercially reasonable efforts basis) to cooperate with Parent and the Financing Sources in connection with Parent’s efforts to obtain the Financing; provided, that such requested cooperation and availability do not unreasonably interfere with the ongoing business of a Group Company. Subject to the immediately preceding sentence, such cooperation shall include (i) making senior management, representatives and advisors of the applicable Group Companies available for certain presentations (including management presentations) in connection with the Financing upon reasonable prior notice, as may be reasonably requested by Parent; (ii) delivering to Parent the Company Financial Statements and the unaudited consolidated financial statements of the Group Companies for the period ended as of September 30, 2015 (but no pro forma financial information, which shall remain the Parent’s sole responsibility); (iii) providing to the Parent information reasonably requested by Parent in connection with preparation of confidential information memorandum or other customary marketing materials to be used in connection with the syndication of the Financing; (iv) using its commercially reasonable efforts to ensure that, to the extent practical, the syndication efforts in respect of the Financing benefit from the Company’s and each Group Company’s existing lending and investment banking relationships; and (v) providing to the Parent any documentation or other information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including without limitation the PATRIOT Act.

(b) Notwithstanding anything in this Agreement to the contrary, each of the Company, each of the Company Securityholders and the Securityholder Representative Committee hereby, on behalf of itself and each of its Affiliates and each of its and their respective Representatives (each, a “Company Related Party”) (i) expressly waives any claims against the Financing Sources and the Financing Sources Related Parties relating to or arising out of this Agreement or the Commitment Letter or the transactions contemplated hereby or thereby or the services performed or contemplated to be performed by a Financing Source or a Financing Sources Related Party thereby, including any Financing, whether at Law or equity, in contract, in tort or otherwise, (ii) acknowledges and agrees that each of them is not a third-party beneficiary of the Commitment Letter, (iii) without limiting the other provisions of this Section 5.14(b), (A) agrees that any Action or proceeding, whether at Law or in equity, whether in contract or in tort or otherwise, against a Financing Source or Financing Sources Related Party (or to which a Financing Source or Financing Sources Related Party is a party) relating to or arising out of this

Agreement or the Commitment Letter or the transactions contemplated hereby or thereby or services performed or to be performed by a Financing Source or a Financing Sources Related Party thereunder, including any Financing, shall be subject to the exclusive jurisdiction of the state and federal courts sitting in the County of New York, State of New York, (B) submits for itself and its property with respect to any such action to the exclusive jurisdiction of such courts, (C) waives and hereby irrevocably waives, to the fullest extent permitted by Law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such action in any such court, (D) agrees that a final and non-appealable judgment by a court of competent jurisdiction in any such action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law, (E) agrees that it will not, and it will not permit any Company Related Party to, bring or support anyone else in bringing any Action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in Law or in equity, whether in contract or in tort or otherwise against any Financing Source or Financing Sources Related Parties relating to or arising out of this Agreement or the Commitment Letter or the transactions contemplated hereby or thereby or services performed or to be performed by a Financing Source or a Financing Sources Related Party thereunder, including any Financing, in any other court, and (F) irrevocably waives to the extent permitted by law, any right to trial by jury in respect of any such Action, cause of action, claim, cross-claim or third-party claim against any Financing Source or Financing Sources Related Parties relating to or arising out of this Agreement or the Commitment Letter or the transactions contemplated hereby or thereby or services performed or to be performed by a Financing Source or a Financing Sources Related Party thereunder, (iv) agrees that service of process, summons, notice or document by registered mail addressed to it at its address provided in Section 9.1 shall be effective service of process against it for any such action brought in any such court and (v) agrees that each Financing Source and each Financing Sources Related Party is an express third-party beneficiary of the provisions of this Section 5.14(b), such Section shall expressly inure to the benefit of the Financing Sources and each Financing Sources Related Party and each of the Financing Sources and Financing Sources Related Party shall be entitled to rely on and enforce the provisions of such Section. Notwithstanding anything to the contrary contained herein, this Section 5.14(b) (and any other provision of this Agreement to the extent an amendment, supplement, waiver or other modification thereof would modify the substance of this Section 5.14(b)) may not be amended, supplemented, waived or otherwise modified without the prior written consent of each of the Financing Sources. From and after the Closing, this Section 5.14(b) shall not limit the rights of any Group Company pursuant to any definitive financing documents entered into with any Financing Sources. “Financing Sources Related Parties” means the Affiliates of the Financing Sources and their and their respective Affiliates’ former, current or future general or limited partners, stockholders, managers, members, agents, representatives, employees, directors, or officers and their respective successors and assigns.

5.15 Financing Covenant.

(a) Parent and Merger Sub acknowledge and agree that, except for its obligations under Section 5.14, the Group Companies and their Affiliates and its and their respective Representatives shall not (prior to the Effective Time) have any responsibility for, or incur any liability to any person under, any financing that Parent and Merger Sub may raise in connection with the transactions contemplated by this Agreement or any cooperation provided pursuant to Section 5.14 and that Parent and Merger Sub shall, on a joint and several basis, indemnify and hold harmless the Company and its affiliates and its and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the Financing and any information utilized in connection therewith, except in each case for losses, damages, claims, costs or expenses resulting from (i) the bad faith, gross negligence or willful misconduct of the Group Companies or any of the Affiliates or its or their Representatives or (ii) any breach by the Group Companies of their obligations under this Agreement.

(b) Each of Parent and Merger Sub shall use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary to arrange and obtain the proceeds of the Financing on the terms and conditions described in the Commitment Letter, including using their respective reasonable best efforts to: (i) enter into definitive agreements with respect thereto on terms and conditions contained in the Commitment Letter, (ii) satisfy, or cause their Representatives to satisfy, on a timely basis all conditions applicable to, and within the control of, Parent, Merger Sub or their respective Representatives in such definitive agreements, and (iii) consummate the Financing on the Closing Date.

(c) Parent shall not agree to any amendments or modifications to, or grant any waivers of, any condition or other provision under the Commitment Letter without the prior written consent of the Company to the extent such amendments, modifications or waivers would reduce the aggregate amount of cash proceeds available from the Financing to fund the amounts required to be paid by Parent or Merger Sub under this Agreement, impose new or additional conditions precedent that could reasonably be expected to prevent or materially delay or impair the ability of Parent to consummate the Merger. Parent shall not release or consent to the termination of the obligations of the lenders and other persons under the Commitment Letter, except for assignments and replacements of lenders in accordance with the terms of the syndication provisions of the Commitment Letter. Notwithstanding anything to the contrary set forth herein, Parent shall have the right from time to time to amend, replace, supplement or otherwise modify, or waive any of its rights under, the Commitment Letter or any definitive agreements with respect to the Financing, and/or substitute other debt or equity financing for all or any portion of the Financing from the same and/or alternative financing sources; provided that any such amendment, replacement, supplement or other modification to or waiver of any provision of the Commitment Letter or such definitive agreements that amends the Financing and/or substitution of all or any portion of the Financing shall not expand upon the conditions precedent contained therein in any way that could reasonably be expected to cause any material delay of the consummation of the transaction contemplated thereby.

(d) In the event that any portion of the Financing becomes or would reasonably be expected to become unavailable in the manner or from the sources contemplated in the Commitment Letter, (i) Parent shall promptly (and in any event within 48 hours of obtaining knowledge thereof) so notify the Company and (ii) Parent and Merger Sub shall use their respective reasonable best efforts to arrange and obtain, and to negotiate and enter into definitive agreements with respect to, alternative financing from the same or alternative financial institutions in an amount sufficient to consummate the transactions contemplated by this Agreement on terms and conditions no less favorable, in the aggregate, to Parent and Merger Sub than those in the Commitment Letter, as promptly as reasonably practicable following the occurrence of such event (and in any event no later than the Closing Date); provided, that neither Parent nor Merger Sub shall be required to execute any new debt commitment letter or arrange for such alternative financing on terms and conditions that are less favorable (unless otherwise determined by Parent), in the aggregate, to Parent and Merger Sub than those included in the Commitment Letter. The definitive agreements entered into pursuant to the first sentence of this paragraph or Section 5.15(b)(i) are referred to in this Agreement, collectively, as the “Financing Agreements.”

(e) Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Section 5.15 shall require, and in no event shall the reasonable best efforts of Parent or Merger Sub be deemed or construed to require, either Parent or Merger Sub to pay any fees or expenses in excess of those contemplated by the Commitment Letter (in either case, whether to secure waiver of any conditions contained therein or otherwise).

(f) Parent shall (i) furnish the Company complete, correct and executed copies of the Financing Agreements promptly upon their execution, (ii) give the Company prompt notice of any breach or threatened breach of which Parent is or becomes aware by any party to the Commitment Letter, any alternative financing commitment or the Financing Agreements or any termination or threatened termination thereof, and (iii) otherwise keep the Company reasonably informed of the status of its efforts to arrange the Financing (or any alternative financing).

ARTICLE VI.

CONDITIONS TO THE MERGER

6.1 Conditions to Obligation of Each Party to Effect the Merger. The respective obligations of Parent and Merger Sub, on the one hand, and the Company, on the other hand, to effect the Merger and otherwise to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing of each of the following conditions (it being understood that any one or more of the following conditions may be waived by the written agreement of Parent and the Company, unless prohibited by applicable Law):

(a) Litigation. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated or entered any judgment, order, injunction or decree (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits the consummation of the Merger.

(b) Antitrust Approvals. All waiting periods (and extensions thereof) applicable to the transactions contemplated by this Agreement (including the Merger) shall have expired or been terminated and all antitrust, competition or merger control or regulatory consents set forth on Section 6.1(b) of the Disclosure Schedule shall have been received (or been deemed to have been received by virtue of the expiration or termination of any applicable waiting period).

6.2 Additional Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger and otherwise to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing of each of the following conditions (it being understood that any one or more of the following conditions may be waived by the written agreement of Parent):

(a) Representations and Warranties. (i) The representations and warranties of the Company set forth in Section 2.5 (Capitalization) shall be true and correct in all respects as of the date of this Agreement and as of the Closing (except to the extent any such representation or warranty speaks as of any other specific date, in which case such representation or warranty shall have been accurate in all respects as of such date), except in the case of this clause (i) where the failure of such representations and warranties to be so true and correct would not result in a change to the Total Fully Diluted Outstanding Shares of three percent (3%) or more; and (ii) each of the other representations and warranties of the Company in this Agreement (without giving effect to any materiality or Company Material Adverse Effect qualifiers) shall be true and correct in all material respects as of the Closing as though made on the Closing (except to the extent any such representation or warranty speaks as of any other specific date, in which case such representation or warranty shall have been accurate in all material respects as of such date).

(b) Performance of Covenants. The Company shall have complied with and performed in all material respects all covenants under this Agreement required to be complied with or performed by the Company at or prior to the Closing.

(c) Certificate of Officer. Parent and Merger Sub shall have received a certificate executed on behalf of the Company by the Chief Executive Officer of the Company, to the effect that the conditions set forth in Sections 6.2(a) and 6.2(b) have been satisfied (the “Company Closing Certificate”).

(d) Other Closing Deliverables. The Company shall have delivered to Parent all of the agreements and documents required to be delivered pursuant to Section 1.2(b).

(e) No Company Material Adverse Effect. Following the date of this Agreement, no Company Material Adverse Effect shall have occurred and be continuing.

(f) Code Section 280G. If a 280G Stockholder Vote is required under Section 5.10, (i) the Company shall have received and delivered to Parent a waiver described in Section 5.10(b) from each Person that is eligible to receive a payment that may constitute a “parachute payment” under Section 280G of the Code prior to soliciting the 280G Approval and (ii) the Company’s stockholders shall have (A) approved, pursuant to the method provided for in the regulations promulgated under Section 280G, any such “parachute payments” or (B) shall have voted upon and disapproved such “parachute payments,” and, as a consequence, the waived portion of such “parachute payments” shall not be paid or provided for in any manner and Parent and its Affiliates shall not have any Liabilities with respect to such “parachute payments.”

(g) Continued Effect. Each (i) Employment Agreement shall be in full force and effect, each Key Employee shall continue to be employed by the Company, no Key Employee shall have resigned or otherwise notified the Company of an intention to resign, and no Key Employee shall have repudiated such Key Employee’s Employment Agreement and (ii) each Joinder executed and delivered in connection with the execution and delivery of this Agreement shall be in full force and effect.

(h) Appraisal Rights. The time period for Company Stockholders to demand appraisal rights in accordance with the provisions of Section 262 of Delaware Law shall have expired and no more than five percent (5%) of the issued and outstanding shares of Company Common Stock as of the Effective Time shall be Dissenting Shares.

6.3 Additional Conditions to Obligation of the Company. The obligation of the Company to effect the Merger and to otherwise consummate the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing of each of the following conditions (it being understood that any one or more of the following conditions may be waived by the written agreement of the Company):

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub in this Agreement (without giving effect to any materiality qualifiers) shall be true and correct in all material respects as of the Closing as though made on the Closing (except to the extent any such representation or warranty speaks as of any other specific date, in which case such representation or warranty shall have been accurate in all material respects as of such date).

(b) Performance of Covenants. Parent and Merger Sub shall have each complied with and performed in all material respects all of their respective covenants under this Agreement required to be complied with or performed by either of them at or prior to the Closing.

(c) Certificate of Officers. The Company shall have received a certificate executed on behalf of each of Parent and Merger Sub by an officer of Parent and Merger Sub, respectively, to the effect that the conditions set forth in Sections 6.3(a) and 6.3(b) have been satisfied.

(d) Other Closing Deliverables. Parent shall have delivered to the Securityholder Representative Committee all of the agreements and documents required to be delivered pursuant to Section 1.2(c).

ARTICLE VII.

TERMINATION

7.1 Termination. This Agreement may be terminated at any time prior to the Closing (with respect to Sections 7.1(b) through (f), by notice from the terminating party to the other party setting forth a brief description of the basis for termination):

(a) by the mutual written consent of Parent and the Company;

(b) by either Parent or the Company if the Merger shall not have been consummated by 11:59 P.M. pacific time on January 30, 2016 (the “End Date”); provided, further, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose action or failure to act (including the failure to act in compliance with Section 5.3) has been a principal cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

(c) by Parent if the Stockholder Consent is amended, modified, withdrawn, rescinded or otherwise revoked;

(d) by either Parent or the Company if a Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated or entered a nonappealable final and permanent judgment, order, injunction or decree that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger;

(e) by the Company if (i) there is an inaccuracy in any of the representations or warranties of Parent or Merger Sub in this Agreement such that the condition set forth in Section 6.3(a) would not be satisfied, or there has been a breach by Parent or Merger Sub of any of their respective covenants in this Agreement such that the condition set forth in Section 6.3(b) would not be satisfied, (ii) the Company shall have delivered to Parent a written notice of such inaccuracy or breach, (iii) at least thirty (30) days shall have elapsed since the delivery of such notice without such inaccuracy or breach having been cured and (iv) the Company is not in material breach of this Agreement; and

(f) by Parent if (i) there is an inaccuracy in any of the representations or warranties of the Company in this Agreement such that the condition set forth in Section 6.2(a) would not be satisfied, or there has been a breach by the Company of any of its covenants in this Agreement such that the condition set forth in Section 6.2(b) would not be satisfied, (ii) Parent shall have delivered to the Company a written notice of such inaccuracy or breach, (iii) at least thirty (30) days shall have elapsed since the delivery of such notice without such inaccuracy or breach having been cured and (iv) neither Parent nor Merger Sub is in material breach of this Agreement.

7.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 7.1, this Agreement shall be of no further force or effect, and there shall be no liability on the part of Parent, the Company, Merger Sub or their respective officers, directors or stockholders, except (a) that the provisions of Section 5.1(a), Section 5.2, this Section 7.2 and Article IX shall remain in full force and effect and survive any termination of this Agreement and (b) that nothing herein shall relieve any party or parties hereto, as applicable, from any liability or damages resulting from (i) the prior breach by a party of any of its representations, warranties, covenants or agreements set forth in this Agreement, or (ii) fraud or intentional misrepresentation. In addition to the foregoing, no termination of this Agreement shall affect the obligations of the parties hereto set forth in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

ARTICLE VIII.

INDEMNIFICATION; SURVIVAL; ESCROWS

8.1 Survival of Representations and Warranties.

(a) Subject to Section 8.1(b), Section 8.1(c) and Section 8.1(d), all representations and warranties of the Company, Parent and Merger Sub contained in this Agreement or any certificate delivered by the Company, Parent and Merger Sub pursuant to this Agreement shall survive the consummation of the Merger and continue until the Escrow Termination Date, after which time such representations and warranties shall terminate and no further claims can be made.

(b) Notwithstanding anything to the contrary contained in Section 8.1(a), but subject to Section 8.1(c) and Section 8.1(d), the Fundamental Representations shall survive the Escrow Termination Date until the date that is sixty (60) days after the expiration of all applicable statutes of limitations (including any extensions thereof).

(c) Notwithstanding anything to the contrary contained in this Agreement, including in Section 8.1(a) or Section 8.1(b), the limitations set forth in Section 8.1(a) and Section 8.1(b) shall not apply in the event of any fraud or intentional misrepresentation.

(d) Notwithstanding anything to the contrary contained in Section 8.1(a) or Section 8.1(b), if an Indemnified Party shall have delivered a Claim Notice to the Securityholder Representative Committee (if the Indemnifying Party is a Parent Indemnified Party) or to Parent (if the Indemnifying Party is a Company Securityholder Indemnified Party) on or prior to end of the applicable survival period, then the applicable representation, warranty or covenant shall survive until the final resolution of any claim arising out of the matter which is the subject of such Claim Notice.

8.2 Escrow and Expense Fund Amount Deposit.

(a) Promptly following the Closing, and without any act of the Company Securityholders (the “Company Securityholder Indemnifying Parties”), Parent shall deposit the Escrow Amount with the Escrow Agent. Parent will be deemed to have contributed on behalf of each Company Securityholder Indemnifying Party, his, her or its Pro Rata Portion of the Escrow Amount to the Escrow Fund to be governed under the terms set forth in this Agreement and in the Escrow Agreement. The parties hereto agree that, for Tax purposes, Parent shall be the owner of any cash in the Escrow Fund, and that all interest on or other taxable income, if any, earned from the investment of such cash pursuant to this Agreement or the Escrow Agreement shall be treated for Tax purposes as earned by Parent; provided, however, that 45% of the earnings in the escrow shall be distributed to Parent to enable Parent to pay any Tax liability associated with such earnings. The parties hereto further intend for the Escrow Amount to qualify for installment sale reporting under Section 453 of the Code, and will treat the Escrow Amount consistent with the foregoing for U.S. federal income tax purposes, unless otherwise required by Law.

(b) Promptly following the Closing, and without any act of any Company Securityholder Indemnifying Party, Parent shall deposit the Expense Fund Amount with the Escrow Agent, to be held by the Escrow Agent and released on the instructions of the Securityholder Representative Committee for the payment of expenses incurred by the Securityholder Representative Committee in performing its duties pursuant to this Agreement (including any obligations of the Securityholder Representative Committee on behalf of the Company Securityholders under Section 5.12). Parent will be deemed to have contributed on behalf of each Company Securityholder Indemnifying Party, his, her or its Pro Rata Portion of the Expense Fund Amount for retention by the Escrow Agent. The Securityholder Representative Committee shall, in accordance with the terms of the Escrow Agreement, instruct the Escrow Agent to transfer any of the Expense Fund Amount originally deposited with the Escrow Agent at the Closing that has not been used by the Securityholder Representative Committee pursuant to the terms of this Agreement on the date on which all indemnification claims of the Indemnified Parties outstanding at the Escrow Termination Date have been discharged in full (such amount, if any, the “Expense Fund Distribution Amount”) to the Company Securityholders in accordance with their respective Pro Rata Portions, less any required withholding of Taxes under applicable Law. If any withholding pursuant to applicable Law is required in connection with such payments, Parent shall coordinate with the Securityholder Representative Committee to make such payments (and effect such withholding) through its or the Surviving Corporation’s payroll system. Notwithstanding else herein to the contrary, such remaining portion of the Expense Fund shall not be deemed part of the Escrow Fund and shall not be available to satisfy any indemnification or other obligations to Parent hereunder. None of Parent or any of its Affiliates shall have any liability or obligation with respect to the use of the Expense Fund Amount by the Securityholder Representative Committee or otherwise.

8.3 Indemnification.

(a) From and after the Closing, each of the Company Securityholder Indemnifying Parties shall severally (in accordance with his, her or its respective Pro Rata Portion), and not jointly, indemnify the Parent Indemnified Parties against, and hold each of the Parent Indemnified Parties harmless from, any Losses incurred or suffered by any such Parent Indemnified Party arising out of or resulting from:

(i) any breach of, or inaccuracy in, any representation or warranty of the Company contained in this Agreement or any certificate delivered by the Company pursuant to this Agreement;

(ii) the matter set forth on Section 8.3(a)(ii) of the of the Disclosure Schedule;

(iii) any failure by the Company, the Securityholder Representative Committee or the Company Securityholders to perform or comply with any of their respective covenants or agreements contained in this Agreement;

(iv)(A) any Taxes of the Group Companies with respect to any Pre-Closing Tax Period and (B) any Taxes of any Person (other than the Company) for which the Company is liable under Treasury

Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise (matters under this Section 8.3(a)(iv), collectively, “Tax Losses”); provided that Tax Losses shall not include (A) any Taxes included as Company Transaction Expenses, Closing Indebtedness or Closing Working Capital (and reflected on the face of the Closing Working Capital Statement), (B) Taxes for which and to the extent that Parent has received payment under Sections 5.12(b) or 5.12(d) and (C) Taxes attributable to any action taken or election made by Parent (or an Affiliate of Parent) on the Closing Date after the Closing.

(v) any amounts that a Company Securityholder is entitled to receive in connection with the Merger pursuant to a Contract with the Company, any Law or otherwise, that is in excess of the amount indicated on the Merger Consideration Certificate, including Losses resulting from the defense of any such indemnifiable claims with respect to such amounts or demands for appraisal; and

(vi) those matters set forth on Section 8.3(a)(vi) of the of the Disclosure Schedule.

(b) From and after the Closing, Parent and Merger Sub (the “Parent Indemnifying Parties”) shall indemnify the Company Securityholder Indemnified Parties against, and hold each of the Company Securityholder Indemnified Parties harmless from, any Losses incurred or suffered by any such Company Securityholder Indemnified Party arising out of or resulting from:

(i) any breach of, or inaccuracy in, any representation or warranty of the Company contained in this Agreement or any certificate delivered by Parent or Merger Sub pursuant to this Agreement; and

(ii) any failure by Parent or Merger Sub to perform or comply with any of their respective covenants or agreements contained in this Agreement.

8.4 Indemnification Limitations.

(a) The Company Securityholder Indemnifying Parties shall not be liable to any of the Parent Indemnified Parties in respect of any claim for indemnification pursuant to Section 8.3(a)(i) or Section 8.3(a)(ii) (the “General Claims”) (other than claims (x) of fraud or intentional misrepresentation or (y) with respect to Fundamental Representations) until the aggregate amount of all Losses for which all Parent Indemnified Parties otherwise would be entitled to indemnification with respect to General Claims exceeds $82,500, in the aggregate (the “Deductible Amount”), after which the Parent Indemnified Parties shall be entitled to recover solely those Losses in excess of the Deductible Amount. The Company Securityholder Indemnifying Parties’ maximum liability to the Parent Indemnified Parties in respect of General Claims (other than with respect to claims (x) of fraud or intentional misrepresentation or (y) with respect to Company Fundamental Representations) shall not exceed $18,000,000 in the aggregate (the “Cap”). The Company Securityholder Indemnifying Parties’ indemnification obligations to the Parent Indemnified Parties in respect of General Claims shall be satisfied solely and exclusively from the Escrow Fund and no Parent Indemnified Party shall have any recourse directly against any Company Securityholder Indemnifying Party in respect of General Claims (other than with respect to claims (x) of fraud or intentional misrepresentation or (y) with respect to Company Fundamental Representations).

(b) The Parent Indemnifying Parties shall not be liable to any of the Company Securityholder Indemnified Parties in respect of any claim for indemnification pursuant to Section 8.3(b)(i) (i) until the aggregate amount of all Losses for which all Company Securityholder Indemnified Parties otherwise would be entitled to indemnification with respect to such claims exceeds the Deductible Amount, in the aggregate, after which the Company Securityholder Indemnified Parties shall be entitled to recover solely those Losses in excess of the Deductible Amount, and (ii) to the extent that the aggregate amount of such claims for indemnification pursuant to Sections 8.3(b)(i) exceeds the Cap.

(c) Notwithstanding anything contained herein to the contrary, neither the Deductible Amount nor the Cap shall apply to or limit the obligations of the Company Securityholder Indemnifying Parties in connection with any claim for indemnification by the Parent Indemnified Parties (i) pursuant to Section 8.3(a)(i) in respect of any Company Fundamental Representation; (ii) pursuant to Sections 8.3(a)(iii)-(vi); or (iii) with respect to claims of fraud or intentional misrepresentation. Notwithstanding anything contained herein to the contrary, each Company Securityholder Indemnifying Party’s maximum aggregate liability to the Parent Indemnified Parties under this Agreement shall not exceed an amount equal to the aggregate Merger Consideration actually received by such Company Securityholder Indemnifying Party.

(d) Notwithstanding anything contained herein to the contrary, neither the Deductible Amount nor the Cap shall apply to or limit the obligations of the Parent Indemnifying Parties in connection with any claim for indemnification by the Company Securityholder Indemnified Parties (i) pursuant to Section 8.3(b)(i) in respect of any Parent Fundamental Representation; (ii) pursuant to Section 8.3(b)(ii); or (iii) with respect to claims of fraud or intentional misrepresentation. Notwithstanding anything contained herein to the contrary, the aggregate maximum liability of the Parent Indemnifying Parties to any of the Company Securityholder Indemnified Parties under this Agreement shall not exceed an amount equal to the Merger Consideration payable hereunder.

(e) Notwithstanding anything to the contrary contained herein, for all purposes under this Article VIII, each representation or warranty contained in this Agreement or any certificate delivered by the Company, Parent or Merger Sub pursuant to this Agreement (other than the representation set forth in Section 2.7(a) (Absence of Certain Changes or Events)) shall be read without regard and without giving effect to any knowledge, material, materiality or Company Material Adverse Effect standard or other similar qualification contained in such representation or warranty, including for purposes of determining the amount of Losses indemnifiable hereunder and whether a representation or warranty has been breached or is inaccurate.

(f) Notwithstanding anything to the contrary contained herein, with respect to the indemnification obligations of the Company Securityholder Indemnifying Parties to the Parent Indemnified Parties: (i) no claim, offset, retention or withholding may be made for any Loss related to or arising from the amount, value or condition of any net operating loss carry-forward or tax credit carry-forward of the Company or Company Subsidiary or the ability of Parent, the Surviving Corporation or their Affiliates to utilize such net operating loss carry-forward or tax credit carry-forward; (ii) any Losses of the Parent Indemnified Parties and the Company Securityholder Indemnified Parties shall be reduced in amount by any (A) Tax Benefits actually realized by any Parent Indemnified Party or Company Securityholder Indemnified Party, as applicable, in the Tax year in which such Losses are reported as determined in good faith by the Parent Indemnified Party or Company Securityholder Indemnified Party, as applicable, and (B) insurance proceeds actually realized by any Parent Indemnified Party (including, for the avoidance of doubt, the Surviving Corporation and Company Subsidiary) or any Company Securityholder Indemnified Party, as applicable, and Parent and the Parent Indemnified Parties or the Company Securityholder Indemnified Parties, as applicable, shall use reasonable best efforts to realize any such Tax Benefits or insurance proceeds (for purposes of this Agreement, a “Tax Benefit” shall mean a reduction in Tax liability in the year the Loss was incurred as a result of incurring the Loss attributable thereto), (iii) neither the Parent Indemnified Parties nor the Company Securityholder Indemnified Parties shall be entitled to indemnification hereunder for Losses that constitute punitive, consequential or multiple damages, except for any such damages actually paid to a third party; and (iv) the amount of any Loss of the Parent Indemnified Parties subject to recovery under this Article VIII shall be calculated net of any amounts specifically accrued or reserved for in the Company Balance Sheet.

(g) An Indemnified Party shall, and shall cause each of its Affiliates to, use reasonable best efforts to mitigate any of its Losses that such Indemnified Party may recover hereunder (including through any indemnity, offset or withholding claim); provided that no such Indemnified Party shall be required to take any action or refrain from taking any action that is contrary to any applicable Contract or Law binding on such Indemnified Party or any Affiliate thereof.

8.5 Tenant Improvement Indemnity.

(a) On or prior to June 30, 2016, Parent may cause to be prepared and delivered to the Securityholder Representative Committee a certificate (the “Tenant Improvement Certificate”), setting forth Parent’s reasonable, good faith determination of the actual costs of the Tenant Improvements (as defined in the New Lease) in accordance with the terms of Exhibit B of the New Lease (the “Tenant Improvement Costs”), together with a reasonably detailed calculation thereof.

(b) During the thirty (30)-day period following delivery of the Tenant Improvement Certificate to the Securityholder Representative Committee, Parent will allow the Securityholder Representative Committee reasonable access to such books, records, work papers, employees and accountants of Parent and the Surviving Corporation used in or who have information used in calculating the amounts set forth in the Tenant Improvement Certificate as the Securityholder Representative Committee may reasonably request (including by electronic means, to the extent available), and shall provide such other cooperation as reasonably requested by the Securityholder Representative Committee.

(c) Within thirty (30) days following receipt by the Securityholder Representative Committee of the Tenant Improvement Certificate, the Securityholder Representative Committee shall deliver written notice to Parent of any dispute the Securityholder Representative Committee has with respect to the preparation or content of the Tenant Improvement Certificate. If the Securityholder Representative Committee does not so notify Parent of a dispute with respect to the Tenant Improvement Certificate within such thirty (30)-day period, the Tenant Improvement Certificate and the Tenant Improvement Costs set forth therein will be final, conclusive and binding on the Company Securityholders and the Securityholder Representative Committee. In the event of such notification of a dispute, Parent and the Securityholder Representative Committee shall negotiate in good faith to resolve such dispute. If Parent and the Securityholder Representative Committee, notwithstanding such good faith effort, fail to resolve such dispute within fifteen (15) days after the Securityholder Representative Committee advised Parent of its objections, then Parent and the Securityholder Representative Committee jointly shall engage a mutually agreed upon accounting firm (the “Tenant Improvement Accounting Firm”) to resolve such dispute. The Tenant Improvement Accounting Firm shall not have any material relationship with Parent, Merger Sub, the Securityholder Representative Committee or their respective Affiliates, and shall be chosen by and mutually acceptable to both Parent and the Securityholder Representative Committee; provided that if Parent and the Securityholder Representative Committee cannot agree on the appointment of the Tenant Improvement Accounting Firm, each shall select an independent accountant of nationally recognized standing and such independent accountants shall select a third to act as the Tenant Improvement Accounting Firm. The Tenant Improvement Accounting Firm shall make all determinations in accordance with this Agreement, shall make a determination of only those items remaining in dispute between Parent and the Securityholder Representative Committee within thirty (30) days of having the item referred to it pursuant to such procedures as it may require, and in doing so shall only be permitted or authorized to determine an amount with respect to any such disputed item that is either the amount of such disputed item as proposed by Parent in the Tenant Improvement Certificate or as proposed by the Securityholder Representative Committee in any notice of disagreement. All costs, fees and expenses of the Tenant Improvement Accounting Firm shall be allocated between Parent, on the one hand, and the Securityholder Representative Committee, on the other hand, in the same proportion that the aggregate amount of the disputed items so submitted to the Tenant Improvement Accounting Firm that is unsuccessfully disputed by each such party (as finally determined by the Tenant Improvement Accounting Firm) bears to the total disputed amount of such items so submitted. The determination of the Tenant Improvement Accounting Firm shall be final and binding on the parties and non-appealable.

(d) If the Tenant Improvement Costs, as finally determined pursuant to this Section 8.5, exceed the Allowance (as defined in the New Lease in effect as of the date hereof) (such amount in excess of the Allowance, the “Tenant Improvement Costs Excess Amount”), promptly following such final determination (and in any event within five (5) Business Days), Parent and the Securityholder Representative Committee shall, in accordance with the terms of the Escrow Agreement, instruct the Escrow Agent to transfer an amount equal to such the Tenant Improvement Costs Excess Amount (which Tenant Improvement Costs Excess Amount shall not exceed $1,000,000) to Parent from the Escrow Fund. Parent agrees that its right to any indemnification from the Company Securityholder Indemnifying Parties with respect to the subject matter of this Section 8.5 shall be limited to its right to recover the Tenant Improvement Costs Excess Amount, subject to the limitation contained herein, from the Escrow Fund.

8.6 Recovery From Escrow Fund. The Escrow Fund shall be available to indemnify each of the Parent Indemnified Parties for any Losses indemnifiable by the Company Securityholder Indemnifying Parties under this Article VIII. All claims for recovery for any Loss from the Escrow Fund shall be made pursuant to and in accordance with, and be governed by the terms of, this Agreement and the Escrow Agreement. Notwithstanding anything contained herein to the contrary, the Parent Indemnified Parties agree to first seek recourse for any indemnification claim made hereunder against the Escrow Fund, to the extent the Escrow Fund has available funds therein. For all Losses for which the Parent Indemnified Parties have the right to indemnification hereunder in excess of the Escrow Fund, subject to the immediately preceding sentence and the limitations contained in this Article VIII, including the last sentence of Section 8.4(c), the Company Securityholder Indemnifying Parties shall severally (in accordance with his, her or its respective Pro Rata Portion), and not jointly, directly indemnify and hold harmless the Parent Indemnified Parties.

8.7 Claim Procedures.

(a) An Indemnified Party shall give the Indemnifying Party (or the Securityholder Representative Committee if the Indemnified Party is a Parent Indemnified Party) reasonably prompt notice of any matter which an Indemnified Party has determined has given or would reasonably give rise to indemnification under this Agreement describing in reasonable detail, to the extent then known, the facts and circumstances with respect to such claim and stating the amount of the Loss, if known, and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises (such notice a “Claim Notice”). With respect to a breach of any representation or warranty, the Claim Notice must be received on or prior to the date on which the representation or warranty on which such claim is based ceases to survive as set forth in Section 8.1, irrespective of whether the subject matter of such claim shall have occurred before or after such date.

(b) If an Indemnified Party shall have received from the Indemnifying Party (or the Securityholder Representative Committee if the Indemnified Party is a Parent Indemnified Party) within twenty (20) Business Days following delivery of a Claim Notice by such Indemnified Party, a written notice setting forth the Indemnifying Party’s (or the Securityholder Representative Committee’s if the Indemnified Party is a Parent Indemnified Party) objections to the claim set forth in such Claim Notice and the Indemnifying Party’s (or the Securityholder Representative Committee’s if the Indemnified Party is a Parent Indemnified Party) reasons for such objection, then the parties shall negotiate in good faith for a period of at least twenty (20) Business Days from the date the Indemnified Party receives such objection notice (such period is hereinafter referred to as the “Negotiation Period”). After the Negotiation Period, if the parties still cannot agree regarding such claim, the Indemnified Party may, at any time thereafter, until the expiration of the applicable statute of limitations with respect to its claim for indemnification, commence legal proceedings against the Indemnifying Party to enforce its rights to indemnification from and against any Losses described in the underlying Claim Notice.

(c) In the event that the Indemnified Party commences an Action in order to recover Losses hereunder, upon final determination of a court of competent jurisdiction with respect thereto, the non-prevailing party in such Action shall reimburse the prevailing party’s reasonable costs and expenses (including reasonable attorneys’ fees) incurred in connection with such Action.

(d) Following the final determination of any amounts owed to a Parent Indemnified Party in accordance with the terms of this Article VIII, and subject to terms and conditions of this Article VIII, (i) from the Escrow Fund pursuant to the terms of this Article VIII, Parent and the Securityholder Representative Committee shall jointly instruct the Escrow Agent to promptly disburse such amounts from the Escrow Fund to such Indemnified Party in accordance with the Escrow Agreement, or (ii) directly from any Company Securityholder Indemnifying

Party pursuant to this Article VIII, such Company Securityholder Indemnifying Party shall promptly (and in any event with three (3) Business Days) following such determination pay such amounts to such Parent Indemnified Party. Following the final determination of any amounts owed to a Company Securityholder Indemnified Party from any Parent Indemnifying Party pursuant to this Article VIII, such Parent Indemnifying Party shall promptly (and in any event with three (3) Business Days) following such determination pay such amounts to such Company Securityholder Indemnified Party.

8.8 Distribution of Escrow Fund. On the Initial Escrow Release Date, Parent and the Securityholder Representative Committee shall, in accordance with the terms of the Escrow Agreement, instruct the Escrow Agent to transfer (a) $9,000,000, minus (b) the sum of (i) all amounts distributed from the Escrow Fund on or prior to the Initial Escrow Release Date pursuant to Section 8.2(b), plus (ii) the aggregate amount of unsatisfied or disputed claims for Losses made prior to the Initial Escrow Release Date, to the Company Securityholders in accordance with their respective Pro Rata Portions. On the Escrow Termination Date, Parent and the Securityholder Representative Committee shall, in accordance with the terms of the Escrow Agreement, instruct the Escrow Agent to transfer (x) the remainder of the Escrow Fund, less (y) the aggregate amount of unsatisfied or disputed claims for Losses made prior to the Escrow Termination Date (the “Escrow Release Amount”), less any required withholding of Taxes under applicable Law, to the Company Securityholders in accordance with their respective Pro Rata Portions. As soon as all such unsatisfied or disputed claims have been resolved and fully paid, Parent and the Securityholder Representative Committee shall, in accordance with the terms of the Escrow Agreement, instruct the Escrow Agent to transfer any amounts remaining in the Escrow Fund (which amounts shall be added to and be considered part of the Escrow Release Amount), less any required withholding of Taxes under applicable Law, to the Company Securityholders in accordance with their respective Pro Rata Portions. If any withholding pursuant to applicable Law is required in connection with such payments, Parent or the Surviving Corporation shall cooperate with the Securityholder Representative Committee to make such payments (and effect such withholding) through its or the Surviving Corporation’s payroll system.

8.9 Securityholder Representative Committee.

(a) By virtue of the approval and adoption of this Agreement by the requisite consent of the Company Stockholders, each of the Company Securityholder Indemnifying Parties (other than such Company Stockholders, if any, who have perfected dissenters’ or appraisal rights under Delaware Law) shall be deemed to have agreed to appoint Seth Flam, Sol Lizerbram and Jonathan Flam as its agent and attorney-in-fact and as the Securityholder Representative Committee for and on behalf of the Company Securityholder Indemnifying Parties to give and receive notices and communications, to authorize payment to any Parent Indemnified Party from the Escrow Fund, to object to such payments, to agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to indemnification claims made by Parent Indemnified Parties hereunder, to assert, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to, any other claim by any Parent Indemnified Party against any Company Securityholder Indemnifying Party or by any such Company Securityholder Indemnifying Party against any Parent Indemnified Party or any dispute between any Parent Indemnified Party and any such Company Securityholder Indemnifying Party, in each case relating to this Agreement or the transactions contemplated hereby, and to take all other actions that are either (i) necessary or appropriate in the judgment of the Securityholder Representative Committee for the accomplishment of the foregoing or (ii) specifically mandated by the terms of this Agreement or the Escrow Agreement. Such agency may be changed by the Company Securityholder Indemnifying Parties, and the Securityholder Representative Committee may be replaced, with the right to receive at least a majority of the Pro Rata Portions of the Escrow Fund from time to time. Notwithstanding the foregoing, any member of the Securityholder Representative Committee may resign at any time by providing written notice of intent to resign to the Company Securityholder Indemnifying Parties, which resignation shall be effective upon the earlier of (A) thirty (30) days following delivery of such written notice or (B) the appointment of a successor by the holders of a majority in interest of the Escrow Fund. No bond shall be required of the Securityholder Representative Committee, and the Securityholder Representative Committee shall not receive any compensation for its services.

(b) The Securityholders Representative Committee shall act by majority vote of all members thereof and each such member of the Securityholders Representative Committee shall have one (1) vote. All such decisions of the Securityholders Representative Committee shall be made at a meeting (which can be held telephonically) at which all members of the Securityholders Representative Committee are present or by written consent (in lieu of a meeting) unanimously approved by the members of the Securityholders Representative Committee.

(c) The Securityholder Representative Committee shall not be liable for any act done or omitted hereunder as Securityholder Representative Committee while acting in good faith, even if such act or omission constitutes negligence on the part of such Securityholder Representative Committee. The Securityholder Representative Committee shall only have the duties expressly stated in this Agreement and shall have no other duty, express or implied. The Securityholder Representative Committee may engage attorneys, accountants and other professionals and experts. The Securityholder Representative Committee may in good faith rely conclusively upon information, reports, statements and opinions prepared or presented by such professionals, and any action taken by the Securityholder Representative Committee based on such reliance shall be deemed conclusively to have been taken in good faith. The Company Securityholder Indemnifying Parties shall indemnify the Securityholder Representative Committee and hold the Securityholder Representative Committee harmless against any loss, liability or expense incurred on the part of the Securityholder Representative Committee (so long as the Securityholder Representative Committee was acting in good faith in connection therewith) and arising out of or in connection with the acceptance or administration of the Securityholder Representative Committee’s duties hereunder, including the reasonable fees and expenses of any legal counsel retained by the Securityholder Representative Committee (“Securityholder Representative Committee Expenses”). The Securityholder Representative Committee shall have the right to retain Securityholder Representative Committee Expenses from the Expense Fund Amount prior to any distribution to the Company Securityholder Indemnifying Parties, and prior to any such distribution, shall deliver to the Escrow Agent a certificate setting forth the Securityholder Representative Committee Expenses actually incurred. A decision, act, consent or instruction of the Securityholder Representative Committee, including an amendment, extension or waiver of this Agreement pursuant to Section 9.10 hereof, shall constitute a decision of the Company Securityholder Indemnifying Parties and shall be final, binding and conclusive upon the Company Securityholder Indemnifying Parties.

8.10 Third-Party Claims. In the event that an Indemnified Party becomes aware of a third party claim (a “Third Party Claim”) that the Indemnified Party reasonably believes may result in indemnification pursuant to this Article VIII, the Indemnified Party shall promptly notify the Indemnifying Party (or the Securityholder Representative Committee if the Indemnified Party is a Parent Indemnified Party) of such claim. The Indemnifying Party (or the Securityholder Representative Committee if the Indemnified Party is a Parent Indemnified Party) shall have ten (10) days from receipt of notice regarding a Third Party Claim to notify the Indemnified Party whether or not the Indemnifying Party (or the Securityholder Representative Committee if the Indemnified Party is a Parent Indemnified Party) will, at its sole cost and expense, defend the Indemnified Party against such Third Party Claim. If the Indemnifying Party (or the Securityholder Representative Committee if the Indemnified Party is a Parent Indemnified Party) timely gives notice that it intends to defend a Third Party Claim, it may, except as hereafter provided, undertake and conduct the defense of such Third Party Claim. An Indemnified Party shall be entitled, to participate in (at its sole cost), but not to determine or conduct, the defense of any such Third Party Claim. If the Indemnifying Party (or the Securityholder Representative Committee if the Indemnified Party is a Parent Indemnified Party) does not so elect to undertake and conduct the defense of such Third Party Claim, the Indemnified Party shall have the right to defend such claim as the Indemnified Party deems reasonably appropriate and the Indemnified Party shall be entitled to indemnification from the Company Securityholder Indemnifying Parties therefor to the extent indemnifiable hereunder; provided, however, that an Indemnified Party shall not settle any such claim except with the prior written consent of the Indemnifying Party (or the Securityholder Representative Committee if the Indemnified Party is a Parent Indemnified Party) (which consent will not be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing, (x) to the extent the Indemnified Party is a Parent Indemnified Party, the Securityholder Representative Committee shall not be entitled to assume or maintain control of the defense of any Third Party Claim if (i) the Third Party Claim relates to or arises in connection with any criminal proceeding, action, indictment, allegation or investigation, or

(ii) the Third Party Claim seeks an injunction or equitable relief against the Indemnified Party or any of its Affiliates, and (y) if there is a direct, ethical conflict of interest between a Parent Indemnified Party, on the one hand, and the Securityholder Representative Committee or a Company Securityholder Indemnifying Party, on the other hand, in the defense of any action, then the Parent Indemnified Party shall have the right to retain its own counsel for the defense or settlement of any such claim or demand to the extent of any such conflict, and the reasonable costs and expenses of such counsel shall be indemnified by the Company Securityholder Indemnifying Parties in accordance with the terms hereunder.

8.11 Tax Consequences of Indemnification Payments. Any payments made to a Parent Indemnified Party pursuant to any indemnification obligations under this Article VIII and any payments to Parent pursuant to Section 1.13(e) or Sections 5.12(b) or 5.12(d) will be treated as adjustments to the purchase price for all federal, state, local and foreign Tax purposes and such agreed treatment will govern for purposes of this Agreement, unless otherwise required by applicable Law.

8.12 Remedies. Except for any non-monetary equitable relief to which any Party hereto may be entitled from and after the Closing and except for fraud or intentional misrepresentation, the indemnification provisions described in this Article VIII provide the sole and exclusive remedy following the Closing as to all Losses any Indemnified Party may incur, suffer or sustain arising from this Agreement.

ARTICLE IX.

GENERAL PROVISIONS

9.1 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered (i) upon receipt if delivered personally, (ii) one (1) business day after being sent by commercial overnight courier service, or (iii) upon transmission if sent via facsimile or email with confirmation of receipt to the parties made by the recipient at the following addresses (or at such other address for a party as shall be specified upon like notice):

(a) if to Parent or Merger Sub, to:

Quality Systems, Inc.

18111 Von Karman, Suite 700

Irvine, California 92612

Attention: Jocelyn A. Leavitt, Executive Vice President, General Counsel and Secretary

Telecopy: (949) 769-5822

Email: jleavitt@qsii.com

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, CA 92626

Attention: Cary K. Hyden

Michael A. Treska

Telecopy: (714) 755-8290

Email: cary.hyden@lw.com

michael.treska@lw.com

(b) if to the Company, to:

HealthFusion Holdings, Inc.

100 N. Rios Avenue

Solana Beach, California 92075

Attention: Jonathan Flam

Telecopy: (858) 724-1466

Email: jflam@healthfusion.com

with a copy (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati, P.C.

12235 El Camino Real, Suite 200

San Diego, CA 92130

Attention: Martin J. Waters

Telecopy: (858) 350-2399

Email: mwaters@wsgr.com

(c) if to the Securityholder Representative Committee, to:

Jonathan Flam

100 N. Rios Avenue

Solana Beach, California 92075

Telecopy: (858) 724-1466

Email: jflam@healthfusion.com

9.2 Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile transmission or electronic mail in portable document format), all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

9.3 Entire Agreement; Nonassignability; Parties in Interest.

(a) This Agreement and the documents and instruments delivered pursuant hereto, including the exhibits hereto, the Disclosure Schedule and the other schedules hereto:

(i) together constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, except for the Confidentiality Agreement, which shall continue in full force and effect in accordance with their terms and shall survive any termination of this Agreement; and

(ii) shall not be assigned by Parent or Merger Sub, on the one hand, or by the Company, on the other hand (by operation of Law or otherwise), without the written consent of each of the parties hereto (and any purported assignment in violation of this Agreement shall be void).

(b) This Agreement is not intended to, and does not, confer upon any Person other than the parties who are signatories hereto any rights, benefits or remedies of any nature whatsoever hereunder or by reason of this Agreement except (i) to the Company Securityholders as set forth in Article I, (ii) as set forth in Section 5.7; provided, that the parties hereto further agree that the rights of third party beneficiaries under Section 5.7 shall not arise unless and until the Effective Time occurs and (iii) the Financing Sources shall be express third party beneficiaries of Section 5.14, and such Section shall inure to the benefit of the Financing Sources and the Financing Sources shall be entitled to rely on and enforce the provisions of such Section. It is expressly agreed that the Securityholder Representative Committee shall have the right to enforce the rights of the Company Securityholders, and the obligations of Parent, Merger Sub and the Surviving Corporation, under this Agreement on behalf of the Company Securityholders.

9.4 Severability. In the event that any provision of this Agreement, or the application thereof becomes, or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement, and the application of such provision to other persons or circumstances other than those as to which it is determined to be illegal, void or unenforceable, will not be impaired or otherwise affected and will continue in full force and effect and be enforceable to the fullest extent permitted by applicable Law so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is illegal, void or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

9.5 Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with, and not exclusive of, any other remedy conferred hereby, or by applicable Law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

9.6 Governing Law. This Agreement shall be governed by and construed in accordance with the internal applicable Laws of Delaware applicable to parties residing in the State of Delaware, without regard to applicable principles of conflicts of law. Each of the parties irrevocably consents to the exclusive jurisdiction and venue of the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any Federal court of the United States of America, sitting in Delaware), in connection with any matter based upon or arising out of this Agreement or the transactions contemplated hereby and agrees that process may be served upon it in any manner authorized by the applicable Laws of Delaware for such persons and waives and covenants not to assert or plead any objection which it might otherwise have to such jurisdiction and such process. Each of the parties irrevocably waives, to the fullest extent permitted by applicable Law, the right to trial by jury in connection with any matter based upon or arising out of this Agreement, the Confidentiality Agreement, the Commitment Letter or the transactions contemplated hereby or thereby. Each party hereto (a) certifies that no Representative of any of the other parties has represented, expressly or otherwise, that any of the other parties would not, in the event of litigation, seek to enforce the foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement, by, among other things, the mutual waivers and certifications in this Section 9.6.

9.7 Rules of Construction.

(a) The parties hereto agree that they have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, waive the application of any applicable Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

(b) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include the masculine and feminine genders.

(c) As used in this Agreement, (i) the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation” and (ii) the words “hereby,” “herein,” “hereunder” and “hereto” shall be deemed to refer to this Agreement in its entirety and not to any specific section of this Agreement.

(d) Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Annexes” are intended to refer to Sections of this Agreement or the Disclosure Schedule, as appropriate, and Exhibits and Annexes to this Agreement.

(e) The headings and subheadings used in this Agreement are for convenience of reference only and shall have no force or effect whatsoever in interpreting any of the provisions of this Agreement.

9.8 Waiver of Conflicts Regarding Representation.

(a) Wilson Sonsini Goodrich & Rosati (“WSGR”) has acted as counsel for the Company Securityholders, the Company and the Securityholder Representative Committee (collectively, the “Company Parties”) in connection with this Agreement and the transactions contemplated hereby (the “Acquisition Engagement”) and, in that connection, not as counsel for any other Person, including Parent or any of its Affiliates (including the Surviving Corporation). Only the Company Parties shall be considered clients of WSGR in the Acquisition Engagement. If the Securityholder Representative Committee so desires, WSGR shall be permitted, without the need for any future waiver or consent, to represent any of the Company Parties after the Closing in connection with any matter related to the matters contemplated by this Agreement or any other agreements referenced herein or therein or any disagreement or dispute relating thereto and may in connection therewith represent the agents or Affiliates of the Company Parties, in any of the foregoing cases including in any dispute, litigation or other adversary proceeding against, with or involving Parent, the Surviving Corporation or any of their agents or Affiliates.

(b) To the extent that communications between a Company Party, on the one hand, and WSGR, on the other hand, relate to the Acquisition Engagement, such communication shall be deemed to be attorney-client confidences that belong solely to the Securityholder Representative Committee, for and on behalf of the Company Parties. Neither Parent nor any of its Affiliates, including the Surviving Corporation, shall have access to (and Parent hereby waives, on behalf of each, any right of access it may otherwise have with respect to) any such communications or the files or work product of WSGR, to the extent that they relate to the Acquisition Engagement, whether or not the Closing occurs. Without limiting the generality of the foregoing, Parent acknowledges and agrees, for itself and on behalf of its Affiliates, including the Surviving Corporation, upon and after the Closing: (i) the Securityholder Representative Committee, for and on behalf of the Company Parties, and WSGR shall be the sole holders of the attorney-client privilege with respect to the Acquisition Engagement, and neither Parent nor any of its Affiliates, including the Surviving Corporation, shall be a holder thereof; (ii) to the extent that files or work product of WSGR in respect of the Acquisition Engagement constitute property of the client, only the Securityholder Representative Committee, for and on behalf of the other Company Parties, shall hold such property rights and have the right to waive or modify such property rights; and (iii) WSGR shall have no duty whatsoever to reveal or disclose any such attorney-client communications, files or work product to Parent or any of its Affiliates, including the Surviving Corporation, by reason of any attorney-client relationship between WSGR and the Company or otherwise; provided that, to the extent any communication is both related and unrelated to the Acquisition Engagement, WSGR shall provide (and the Securityholder Representative Committee, for and on behalf of the other Company Parties, shall instruct WSGR to provide) appropriately redacted versions of such communications, files or work product to Parent or its Affiliates, including the Surviving Corporation. Notwithstanding and without limiting the foregoing, in the event that a dispute arises between any of Parent or the Surviving Corporation or their Affiliates, on one hand, and any of the Company Parties, on the other hand, concerning the matters contemplated in this Agreement, Parent, for itself and on behalf of its Affiliates and the Surviving Corporation and its Affiliates, agrees that Parent, the Surviving Corporation and their Affiliates shall not offer into evidence or otherwise attempt to use or assert the foregoing attorney-client communications, files or work product against the Securityholder Representative Committee or the other Company Parties.

9.9 Time is of the Essence; Enforcement. Time is of the essence of this Agreement. The parties hereto hereby agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages. Accordingly, the parties hereto acknowledge and hereby agree that in the event of any breach or threatened breach by the Company, on the one hand, or Parent and/or Merger Sub, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall be entitled to an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement, by the other (as applicable), and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other under this Agreement and to thereafter cause the transactions contemplated by this Agreement to be consummated on the terms and subject to the conditions thereto set forth in this Agreement. The foregoing rights are in addition to and without limitation of any other remedy to which the parties may be entitled at law or in equity. The Company, on the one hand, and Parent and Merger Sub, on the other hand hereby agree not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this Agreement by such party (or parties), and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party (or parties) under this Agreement. Each of the parties hereto hereby waives any defenses in any action for specific performance, including the defense that a remedy at law would be adequate. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

9.10 Amendment; Waiver. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. Any waiver of any of the terms or conditions of this Agreement must be in writing and must be duly executed by or on behalf of the party to be charged with such waiver. Except as expressly set forth in this Agreement, the failure of a party to exercise any of its rights hereunder or to insist upon strict adherence to any term or condition hereof on any one occasion shall not be construed as a waiver or deprive that party of the right thereafter to insist upon strict adherence to the terms and conditions of this Agreement at a later date. Further, no waiver of any of the terms and conditions of this Agreement shall be deemed to or shall constitute a waiver of any other term of condition hereof (whether or not similar). Notwithstanding anything to the contrary contained herein, Section 5.14 (and any other provision of this Agreement to the extent an amendment, supplement, waiver or other modification of such provision would modify the substance of such Section) may not be amended, supplement, waived or otherwise modified in any manner that impacts or is otherwise adverse in any respect to the Financing Sources without the prior written consent of each of the Financing Sources.

9.11 Fees and Expenses. Except as otherwise set forth in this Agreement, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby, including fees and expenses of financial advisors, financial sponsors, legal counsel and other advisors, shall be paid by the party incurring such expenses whether or not the Merger is consummated.

9.12 Further Assurances. Each party hereto shall execute and cause to be delivered to each other party hereto such instruments and other documents, and shall take such other actions, as such other party may reasonably request (prior to, at or after the Closing) for the purpose of carrying out or evidencing any of the transactions contemplated by this Agreement.

(Remainder of page intentionally left blank)

IN WITNESS WHEREOF, the Company, Parent, Merger Sub and the Securityholder Representative Committee have caused this Agreement to be executed and delivered by each of them or their respective officers thereunto duly authorized, all as of the date first written above.

QUALITY SYSTEMS, INC.

By:	/s/ Jocelyn Leavitt
Name:	Jocelyn Leavitt
Title:	EVP, General Counsel and Secretary

IVORY MERGER SUB, INC.

By:	/s/ Jocelyn Leavitt
Name:	Jocelyn Leavitt
Title:	Secretary and Treasurer

HEALTHFUSION HOLDINGS, INC.

By:	/s/ Jonathan Flam
Name:	Jonathan Flam
Title:	Chief Financial Officer

Signature Page to Agreement and Plan of Merger

THE SECURITYHOLDER REPRESENTATIVE COMMITTEE

/s/ Seth Flam
Seth Flam

/s/ Sol Lizerbram
Sol Lizerbram

/s/ Jonathan Flam
Jonathan Flam

Signature Page to Agreement and Plan of Merger

Annex A

As used in this Agreement, the following terms shall have the following meanings:

“Action” means any civil, criminal, administrative or regulatory action, suit, hearing or proceeding.

“Affiliate” means, with respect to any Person, another Person that, directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with such Person. For purposes of this definition, “Control” means, as to any Person, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “Controlled by,” “under common Control with” and “Controlling” shall have correlative meanings.

“Assets” means all tangible and intangible properties and assets (real, personal or mixed).

“Business Day” means any day that is not a Saturday, a Sunday or other day on which commercial banks are required or authorized by Law to be closed in New York City, New York.

“Closing Cash” mean the aggregate amount of any cash and cash equivalents of the Group Companies (including restricted cash set forth on Annex A of the Disclosure Schedule), determined in accordance with GAAP, as of 11:59 p.m. pacific time on the Closing Date.

“Closing Merger Consideration” means an amount, in cash, equal to the sum of (i) $165,000,000 plus (ii) the aggregate exercise price in respect of all Company Options and Company Warrants outstanding immediately prior to the Effective Time, plus (iii) the Closing Cash, minus (iv) the Closing Indebtedness, minus (v) the Company Transaction Expenses, plus (vi) the Estimated Closing Working Capital Adjustment Amount (whether positive, negative or $0), minus (vi) the Escrow Amount, minus (vi) the Expense Fund Amount.

“Closing Indebtedness” means the aggregate amount of all outstanding Indebtedness of the Group Companies, as of 11:59 p.m. pacific time on the Closing Date.

“Closing Working Capital” means, without duplication, the amount of the Group Companies’ (i) current assets, less (ii) current liabilities, in each case as of 11:59 p.m. pacific time on the Closing Date, as determined in each case in accordance with the Transaction Accounting Principles; provided, that current assets will not include Insider Receivables or any amounts included as Closing Cash and current liabilities will not include any amounts included as Indebtedness, Company Transaction Expenses, or equity related liabilities.

“Closing Working Capital Collar Amount” means an amount equal to $300,000.

“Closing Working Capital Target” means an amount equal to $(1,200,000).

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended and as codified in Section 4980B of the Code and Section 601 et. seq. of ERISA.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Common Stock” means shares of the Company’s common stock, par value $0.0001 per share.

“Company Employee Plan” means any plan, program, policy, practice, contract, agreement or other arrangement providing for severance, termination pay, deferred compensation, performance awards, stock or stock-based awards, bonuses, retention, commissions, retirement, savings, life, health, disability, accident, medical, dental, vision, cafeteria, insurance, flex spending, adoption/dependent/employee assistance, tuition, vacation, paid-time-off, other welfare fringe benefits or other employee benefits of any kind, whether written or unwritten, funded or unfunded, including each “employee benefit plan,” within the meaning of Section 3(3) of ERISA (a) which is currently maintained, contributed to, or required to be contributed to, by any Group Company for the benefit of any Employee, or (b) pursuant to which any Group Company has or may have any Liability or obligation.

“Company Fundamental Representations” means the representations and warranties set forth in Section 2.1 (Organization, Standing and Power), Section 2.2 (Authority), Section 2.5 (Capitalization), Section 2.17 (Taxes), and Section 2.22 (Brokers’ and Finders’ Fee).

“Company IP Rights” means all IP Rights and Technology that are owned or purported to be owned solely by the Company or jointly owned by the Company and another Person or other Persons.

“Company Material Adverse Effect” means a change, event or circumstance, the effect of which is both material and adverse to the Current Company Business, results of operations or condition (financial or otherwise) of the Group Companies, taken as a whole; provided, however, that none of the following shall be deemed, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Company Material Adverse Effect: (i) conditions affecting (A) any of the industries in which the Group Companies operate or participate or (B) the U.S. economy or financial or capital markets (including interest rates) or political conditions in the U.S.; (ii) any failure by a Group Company to meet internal or other estimates, predictions, projections or forecasts, including as provided to Parent by the Company or any of the Company’s representatives (provided, that the facts giving rise or contributing to any such failure may be deemed to constitute, or be taken into account in determining whether there has been, a Company Material Adverse Effect); (iii) any changes arising from the announcement or pendency of any of the transactions contemplated by this Agreement or any other related transaction document or the identity or involvement of Parent; (iv) the taking of any action by Parent or any of Parent’s Subsidiaries, or the taking of any action by the Company approved in writing by Parent or that are otherwise expressly required under the terms of this Agreement; (v) any change in accounting requirements or principles or any change in Laws or the interpretation thereof; or (vi) acts of war, hostilities or terrorism or any escalation or material worsening of any such acts of war, hostilities or terrorism, or the occurrence or escalation of any other calamity or crisis, except, for purposes of clauses (i), (v) and (vi), to the extent, and only to the extent, that such conditions have a materially disproportionate impact on the Company as compared to other Persons engaged in the same industry.

“Company Options” means options to purchase shares of Company Common Stock outstanding.

“Company Products” means all products and services owned, developed, marketed, licensed, sold, performed, distributed or otherwise made available by any Group Company, including any product or service currently under development by any Group Company.

“Company Warrants” means warrants to purchase shares of Company Common Stock.

“Company Organizational Documents” means the Company’s certificate of incorporation and the Company’s bylaws, each as in effect on the date hereof.

“Company Securityholder Indemnified Parties” means, collectively, the Company Securityholders and their Affiliates, and each of their respective Representatives, successors and assigns.

“Company Securityholders” means, collectively, Company Stockholders and those Persons who held outstanding Company Options and/or Company Warrants, in each case, immediately prior to the Effective Time.

“Company Stockholders” mean those Persons who held shares of outstanding Company Common Stock immediately prior to the Effective Time.

“Company Transaction Expenses” means, without duplication, all fees, costs and expenses incurred (or accelerated) at or prior to the Closing by or on behalf of the Company or its Subsidiaries in anticipation of, in connection with, or otherwise related to, the transactions contemplated hereby and/or any related or alternative transactions (including all of the fees, expenses and other costs of legal counsel, investment bankers, brokers, accountants and other representatives and consultants and including all change-of-control or similar amounts payable by the Company or its Subsidiaries to any director, officer, employee, consultant or independent contractor solely in connection with the entry into or consummation of the transactions contemplated by this Agreement (including any amounts payable after giving effect solely to the passage of time thereafter without the occurrence of any other action), to the extent such amounts are not otherwise paid by the Company prior to the Closing Date, together with any Transaction Payroll Taxes, in each case in connection with the transactions contemplated hereby and any amounts paid in connection with obtaining an insurance “tail” policy or other insurance policies in accordance with Section 5.7(b).

“Continuing Employees” means all employees of any Group Company who (i) at the Effective Time, continue their employment with the Company, the Surviving Corporation, Parent or any of their respective subsidiaries, or (ii) remain or become at the Effective Time employees of the Company as required by applicable Law.

“Contract” means any legally binding agreement, contract, lease, instrument, note, warrant, purchase order, license, or other legally binding commitment, in each case, in effect as of the date of this Agreement, whether written or oral.

“Copyrights” means all copyrights, copyright registrations and applications therefor and rights in copyrightable works, including all rights of authorship, use, publication, reproduction, distribution, performance, preparation of derivative works, transformation, exclusive exploitation, moral rights and rights of ownership of copyrightable works and all rights to register and obtain renewals and extensions of registrations.

“DOL” means the Department of Labor.

“Employee” means any current or former or retired employee, consultant or director of a Group Company. For the avoidance of doubt, nothing in this Agreement shall be deemed to give any Person any claim to be treated as an employee of a Group Company.

“Employee Agreement” means each written employment, severance, termination, consulting, relocation agreement, plan, program, policy or arrangement between a Group Company and any Employee under which a Group Company has any obligation.

“Environmental Laws” means any federal, state or local applicable Laws applicable to a Group Company that regulate the protection of the environment, exposure of any individual to Hazardous Materials, or that regulate the handling, use, manufacturing, processing, storage, treatment, transportation, discharge, release, emission, disposal, reuse or recycling of Hazardous Materials, including the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. Section 9601, et seq., as amended, and the federal Resource Conservation and Recovery Act, 42 U.S.C. Section 6901, et seq., as amended, but excluding the FDCA, the Public Health Service Act, their applicable implementing regulations and all other comparable Laws.

“Environmental Permit” means any permit, authorization, consent, or approval issued by Governmental Entity pursuant to Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” of any entity means any other individual or entity controlling, controlled by or under common control with such entity within the meaning of Section 414(b), (c), (m) or (o) of the Code and the regulations issued thereunder.

“Escrow Agent” means Deutsche Bank National Trust Company, or any successor as determined in accordance with the Escrow Agreement.

“Escrow Agreement” means the escrow agreement by and among the Parent, the Securityholder Representative Committee and the Escrow Agent in substantially the form attached hereto as Exhibit E.

“Escrow Amount” means $18,000,000.

“Escrow Fund” means the Escrow Amount held by the Escrow Agent in accordance with this Agreement and the Escrow Agreement.

“Escrow Termination Date” means the date that is twenty-four (24) months following the Closing Date.

“Estimated Closing Working Capital Adjustment Amount” means (i) if the Estimated Closing Working Capital is greater than the Closing Working Capital Target by more than $0 but less than or equal to Closing Working Capital Collar Amount, then the Estimated Closing Working Capital Adjustment Amount shall be deemed to equal $0 and if the Estimated Closing Working Capital is greater than the Closing Working Capital Target by more than the Closing Working Capital Collar Amount, then the Estimated Closing Working Capital Adjustment Amount shall be a positive amount deemed to equal such amount that is in excess of the Closing Working Capital Collar Amount, (ii) if the Estimated Closing Working Capital is less than the Closing Working Capital Target by more than $0 but less than or equal to the Closing Working Capital Collar Amount, then the Estimated Closing Working Capital Adjustment Amount shall be deemed to equal $0 and if the Estimated Closing Working Capital is less than the Closing Working Capital Target by more than the Closing Working Capital Collar Amount, then the Estimated Closing Working Capital Adjustment Amount shall be a negative amount deemed to equal the additive inverse of such amount that is in excess of the Closing Working Capital Collar Amount, or (iii) if the Estimated Closing Working Capital equals the Closing Working Capital Target, $0.

“Expense Fund Amount” means $500,000.

“FDA” means the United States Food and Drug Administration or any successor agency thereto.

“Fundamental Representations” means, collectively, the Company Fundamental Representations and the Parent Fundamental Representations.

“GAAP” means accounting principles generally accepted in the United States.

“Governmental Entity” means any court, administrative agency or commission or other governmental authority or instrumentality.

“Hazardous Materials” means any material, chemical, or substance, that is designated or listed under an applicable Environmental Law as a “hazardous,” “toxic,” a “medical waste,” a “biomedical waste,” a “pollutant,” or “contaminant.”

“Indebtedness” means all (a) indebtedness (including interest, fees and prepayment premiums or penalties thereon) for borrowed money or issued in substitution for or exchange of indebtedness for borrowed money, (b) indebtedness evidenced by any note, bond, debenture or other debt security, (c) guaranties of indebtedness, (d) indebtedness secured by a Lien on assets, (e) obligations under capital leases and any guaranties of such capital leases, in an amount in excess of $30,000, in the aggregate, (f) indebtedness for the deferred purchase price of property or services, whether contingent or otherwise (other than trade payables and other current liabilities reflected in Closing Working Capital), (g) commitments by which a Person assures a creditor against loss (including contingent reimbursement obligations with respect to letters of credit, to the extent drawn), (h) any Tax liability for any taxable period (or portion thereof) ending on or before the Closing Date (calculated, in the case of any taxable period that includes, but does not end on, the Closing Date, as if such taxable period ended on the Closing Date), and (i) with respect to each of the foregoing, accrued interest, premiums, penalties, charges, fees, expenses and other amounts due in connection with the payment and satisfaction in full of any such obligations.

“Indemnified Parties” means collectively the Parent Indemnified Parties and the Company Securityholder Indemnified Parties.

“Indemnifying Parties” means collectively the Company Securityholder Indemnifying Parties and the Parent Indemnifying Parties.

“Initial Escrow Release Date” means the date that is twelve (12) months following the Closing Date.

“IP License” means any Contract to which any Group Company is a party and pursuant to which (i) the Company has obtained rights under any IP Rights or Technology, including license, sublicense, covenant not to assert agreements or any other agreements for immunity from suit but excluding any generally available commercial software license agreements entered into by the Company for a license less than $10,000 or (ii) any Group Company has granted or is required to grant to others any rights under any IP Rights, other than customer agreements entered into in the ordinary course of business consistent with past practice.

“IP Rights” means any and all of the following, whether unregistered or unregistered, in any country: Copyrights, Patent Rights, including all members of the Patent Families of such Patents, Trademark Rights (including all goodwill associated therewith throughout the world), rights in databases and data collections (including knowledge databases, customer lists and customer databases), domain name registrations, trade secrets and other intellectual property rights; for the avoidance of doubt, any reference in this Agreement to “IP Rights” of the Group Companies shall mean Company IP Rights and Third Party IP Rights, unless the context expressly provides otherwise.

“IRS” means the Internal Revenue Service.

“Key Employees” means, collectively, Dr. Sol Lizerbram, Dr. Seth Flam, and Jonathan Flam, and each, a “Key Employee.”

“knowledge” means, with reference to the Company, the actual knowledge of any executive officer of the Group Companies.

“Law” means any federal, state, local or foreign law, statute, ordinance, rule, regulation, judgment, order, injunction or decree.

“Liabilities” means any debt, liability or obligation of any kind, character or nature, whatsoever, whether secured or unsecured, fixed, absolute, contingent or otherwise, and whether due or to become due.

“Liens” means any pledges, claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever.

“Loan Agreement” means the Securities Purchase Agreement, dated as of October 7, 2013, by and among the Company, Tamarix Associates LLC, as predecessor-in-interest to the Agent (as defined therein), and the Purchasers (as defined therein), as amended.

“Losses” (including, with the correlative meaning, the term “Loss”) means any losses, damages, costs and expenses (including reasonable fees and disbursements of counsel and other professionals).

“Material Contract” means (i) each Contract to which a Group Company is a party that involved or involves payment by a Group Company of consideration of more than $100,000 in any single calendar year (other than any Leases) and pursuant to which a Group Company has continuing obligations, rights or interests and that cannot be cancelled by a Group Company without penalty or further payment without more than 60 days’ notice; (ii) each Contract between a Group Company and any other party concerning a partnership, strategic alliance or joint venture or any sharing of revenues, profits, losses, costs or liabilities or similar arrangement (other than Contracts with resellers in the ordinary course of business involving payments to or from a Group Company of less than $100,000 individually and $500,000 in the aggregate, in each case, in any single calendar year); (iii) each Contract evidencing indebtedness for borrowed money of a Group Company; (iv) each material Contract between a Group Company and any Governmental Entity; (v) each non-competition Contract or other Contract to which a Group Company is a party that limits or purports to limit in any material respect either the type of business in which any Group Company (or, after giving effect to the Merger, Parent or its Subsidiaries) may engage or the locations in or Persons with which any of them may so engage any business, including granting exclusive rights of first refusal to license, market, sell or deliver any of the Company Products or make use of any related Technology or Intellectual Property Right; (vi), each Contract pursuant to which any Group Company is obligated to pay royalties, fees, commissions and other amounts (other than sales commissions paid to Employees according to the Company’s standard commissions plans) for the license or distribution of any Software included in the Company IP Rights, or for the use by any Group Company thereof of any Company IP Rights; (vii) each Contract providing for the development of any Software or other Technology and any related IP Rights, independently or jointly, by or for any Group Company; (viii) each Contract granting “most favored nation” pricing or similar provisions; (ix) each Contract granting a right of first refusal or right of first negotiation or similar rights by any Group Company or to any Group Company by any Person; (x) each Contract granting any exclusive rights of any type or scope to any Person; (xi) relating to the merger, consolidation, reorganization or any similar transaction involving or with respect to any Group Company within the last five (5) years and is material to the business of the Group Companies; (xiii) each Contract relating to the acquisition, sale, spin-off or outsourcing of any business unit or operation of any Group Company; (xiv) each Contract for the sale of any of the Assets, other than in the ordinary course of business, or for the grant to any Person of any preferential rights to purchase any of the Assets, other than in the ordinary course of business; (xvi) each Contract relating to any liquidation or dissolution of any Group Company; (xvii) each Contract pursuant to which any broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with any of the transactions contemplated by this Agreement based upon arrangements made by or on behalf of any Group Company; (xviii) each Contract between or among a Group Company, on the one hand, and any director or officer of such Group Company, on the other hand and (xix) any other Contract that was entered into outside the ordinary course of business of any Group Company or that is otherwise material to any Group Company, taken as a whole, provided, that in each case, Material Contract shall not include Company Employee Plans, Employee Agreements, other employment agreements or arrangements set forth on Section 2.18(a) of the Disclosure Schedule.

“Merger Consideration” means (a) the Closing Merger Consideration, plus (b) the Closing Working Capital Excess, if any, plus (c) the Earnout Payment, if any, plus (d) the Escrow Release Amount, if any, plus (e) the Expense Fund Distribution Amount, if any.

“Multiemployer Plan” means any “multiemployer plan,” as defined in Section 3(37) of ERISA.

“New Lease” means Single Tenant Office Lease dated as of September 28, 2015, by and between Phillip A. Belling, Trustee of the Geraldine B. Belling Family Trust dated April 8, 1971 and Spectrum 4075 Sorrento, LLC, as landlord, and the Company, as tenant.

“Parent Indemnified Parties” means, collectively, Parent, the Surviving Corporation and their Affiliates, and each of their respective Representatives, successors and assigns.

“Parent Fundamental Representations” means the representations and warranties set forth in Section 3.1 (Organization, Standing and Power), Section 3.2 (Authority), and Section 3.9 (Brokers’ and Finders’ Fee).

“Patent Family” means (i) all Patent Rights in the same priority chain (i.e., all Patent Rights that claim priority to the same non-provisional application or applications, and all Patent Rights from which priority is claimed by the identified Patent Right), (ii) all corresponding foreign Patent Rights; and (iii) all Patent Rights that are subject to a terminal disclaimer that disclaims the term of any such Patent Right beyond the term of any member of the family.

“Patent Rights” means all issued patents, including utility models, industrial designs and design patents, and pending applications therefor in any country or patent-granting region, including all provisional applications, international (PCT) applications, substitutions, continuations, continuations in part, divisions, renewals, reissues, re-examinations and extensions thereof.

“Permitted Liens” means (A) Liens for Taxes which are not yet delinquent or Liens for Taxes being contested in good faith by appropriate proceedings, (B) Liens of landlords and Liens of carriers, warehousemen, mechanics and materialmen and other like liens arising in the ordinary course of business for sums not yet due and payable that are not in the aggregate material to the Company and the Company Subsidiary, (C) Liens imposed on the underlying fee interest in real property underlying any Leases (unless caused by a Group Company); and (D) zoning, entitlement, building and other Laws and land use regulations imposed by Governmental Entities having jurisdiction over real property that do not, in the aggregate, materially interfere with the ability of the Company or the Company Subsidiary to conduct its respective portion of the Current Company Business or to utilize leased real property for its intended purposes.

“Per Share Closing Merger Consideration Amount” means the quotient of (x) the Closing Merger Consideration divided by (y) Total Fully Diluted Outstanding Shares.

“Per Share Closing Working Capital Adjustment Amount” means the quotient of (x) the Closing Working Capital Excess as finally determined pursuant to Section 1.13, if any, divided by (y) Total Fully Diluted Outstanding Shares.

“Per Share Earnout Amount” means the quotient of (x) the Earnout Payment, if any, divided by (y) Total Fully Diluted Outstanding Shares.

“Per Share Escrow Release Amount” means the quotient of (x) the Escrow Release Amount, if any, divided by (y) Total Fully Diluted Outstanding Shares.

“Per Share Expense Fund Distribution Amount” means the quotient of (x) the Expense Fund Distribution Amount, if any, divided by (y) Total Fully Diluted Outstanding Shares.

“Person” means any individual, corporation (including not for profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

“Personal Data” means a natural person’s name, street address, telephone number, e-mail address, photograph, social security number or tax identification number, driver’s license number, passport number, credit card number, bank account information and other financial information, customer or account numbers, account access codes and passwords, or any other piece of information that allows the identification of such natural person or enables access to such person’s financial information.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date and that portion of any Straddle Period ending on (and including) the Closing Date.

“Pro Rata Portion” means, with respect to any Company Securityholder (or Company Securityholder Indemnifying Party), the fraction having: (i) a numerator equal to the sum of (a) the number of shares of

Company Common Stock held by such Person immediately prior to the Effective Time and (b) the number of shares of Company Common Stock subject to an outstanding Company Option and/or Company Warrant held by such Person immediately prior to the Effective Time, and (ii) a denominator equal to the sum of (a) the aggregate number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (excluding in all cases any Dissenting Shares the holders of which have received payment in full from the Company) and (b) the aggregate number of shares of Company Common Stock subject to all outstanding Company Options and Company Warrants immediately prior to the Effective Time; provided that the sum of all Pro Rata Portions shall not exceed 100% at any time.

“Property Taxes” means all real property Taxes, personal property Taxes and similar ad valorem Taxes imposed on an annual or periodic basis.

“Protected Health Information” has the meaning given to it under the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) (5 CFR 160.103) and includes electronic protected health information.

“Release” shall have the same meaning as under the Comprehensive Environmental Response Compensation and Liability Act, 42 U.S.C. §9601(22).

“Representative” means officers, directors, managers, employees, agents, consultants, attorneys, accountants, advisors and representatives.

“Revenue” means total revenues of the Surviving Corporation, calculated in accordance with GAAP on a basis consistently applied with the Company’s historical principles, methodologies and practices prior to the Closing (to the extent such principles, practices, methodologies and polices are consistent with GAAP), for the period commencing on January 1, 2016 and ending on December 31, 2016, including all sales of MediTouch to new and existing customers of the Surviving Corporation (whether sourced by the Company, Parent or any of their respective Subsidiaries), but excluding revenue from sales by a Group Company or any other Person of RCM, Mirth, EDI or any other product of Parent or its Subsidiaries (other than the Group Companies).

“Software” means any and all computer programs, operating systems, applications systems, firmware or software code of any nature, whether operational or under development, and any derivations, updates, enhancements and customizations of any of the foregoing, and any related processes, know-how, APIs, user interfaces, command structures, menus, buttons and icons, flow-charts, and related documentation, operating procedures, methods, tools, developers’ kits, utilities, developers’ notes, technical manuals, user manuals and other documentation thereof, including comments and annotations related thereto, whether in machine-readable form, programming language or any other language or symbols and whether stored, encoded, recorded or written on disk, tape, film, memory device, paper or other media of any nature.

“Straddle Period” means any Tax period beginning before or on and ending after the Closing Date.

“Subsidiary” means any entity, whether incorporated or unincorporated, of which at least a majority of the securities or ownership interests having by their terms voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such party or by one or more of its respective Subsidiaries.

“Tax(es)” mean all income, profits, gross receipts, environmental, customs duty, capital stock, sales, use, occupancy, value added, ad valorem, stamp, franchise, withholding, payroll, employment, unemployment, disability, excise, property, production and other taxes, duties or assessments of any nature imposed by any Governmental Entity (whether national, local, municipal or otherwise) or political subdivision thereof, together with all interest, penalties and additions imposed with respect to such amounts, any interest in respect of such penalties or additions, whether disputed or not, and any obligations under any legally binding agreements or arrangements with any other person with respect to such amounts.

“Tax Returns” mean all U.S. federal, state, provincial, local and non-U.S. returns, estimates, information statements, elections, forms, transfer pricing studies and reports relating to Taxes filed or required to be filed with any Governmental Entity.

“Taxing Authority” means any Governmental Entity responsible for the administration or imposition of any Tax.

Technology” means and includes algorithms, application programming interfaces, apparatus, diagrams, inventions (whether or not patentable), invention disclosures, know-how, logos, marks and other brand elements (including brand names, product names, logos, and slogans), methods, network configurations and architectures, processes, proprietary information, protocols, schematics, specifications, technical data and Software. For clarity, Technology does not include Personal Data or Protected Health Information.

“Third Party IP Rights” means any IP Right or Technology exclusively licensed to a Group Company by a third party pursuant to any IP License.

“Total Fully Diluted Outstanding Shares” means the sum of (a) the aggregate number of shares of Company Common Stock issued and outstanding as of immediately prior to the Effective Time, and (b) the aggregate number of shares of Company Common Stock underlying all outstanding Company Options and Company Warrants as of immediately prior to the Effective Time.

“Trademark Rights” means all registered trademarks, unregistered trademarks, applications for registration of trademarks, registered service marks, unregistered service marks, applications for registration of service marks, registered trade names, unregistered trade names and applications for registration of trade names, rights in trade dress, logos, corporate or business names, slogans, hash tags, social media pages and 800 numbers and similar means of identification and similar rights.

“Transaction Payroll Taxes” means the employer portion of any payroll or employment Taxes incurred in connection with any (i) bonuses, (ii) payments with respect to Company Options or (iii) other compensatory payments, payable at or substantially contemporaneously with the Closing Date, made in connection with the transactions contemplated by this Agreement.

“TripleTree” means TripleTree, LLC.

“TripleTree Engagement Letter” means the engagement letter between TripleTree and the Company dated November 3, 2014.

Table of Other Defined Terms

Terms used in this Agreement and not otherwise defined in this Annex A shall have the meaning ascribed to such terms in the following Sections of this Agreement:

Term	Section
280G Approval	5.10
280G Stockholder Vote	5.10
Acquisition Engagement	9.8(a)
Acquisition Proposal	5.8(a)
Agreement	Preamble
Cancelled Shares	1.6(b)
Certificate	1.9(a)
Certificate of Merger	1.2(a)
Claim Notice	8.7(a)
Closing	1.2(a)
Closing Balance Sheet	1.13(b)
Closing Date	1.2(a)
Closing Net Option Payment	1.8(a)
Closing Net Warrant Payment	1.8(b)
Closing Working Capital Excess	1.13(e)(iv)
Closing Working Capital Statement	1.13(a)
Commitment Letter	3.6
Company	Preamble
Company Balance Sheet	2.4(a)
Company Balance Sheet Date	2.4(a)
Company Board	Recitals
Company Closing Certificate	6.2(c)
Company Financial Statements	2.4(a)
Company Indemnified Parties	5.7(a)
Company Parties	9.8(a)
Company Permits	2.20(b)
Company Software	2.10(j)
Company Subsidiary	2.6(a)
Confidentiality Agreement	5.1(a)
Current Company Business	2.1
Deductible Amount	8.4(a)
Delaware Law	Recitals
Disclosure Schedule	ARTICLE II
Disqualified Individual	2.18(f)(ii)
Dissenting Share	1.7(a)
Dissenting Stockholder	1.7(a)
Divestiture Action	5.3(e)
Earnout Accounting Firm	1.14(d)
Earnout Certificate	1.14(b)
Earnout Floor	1.14(a)(ii)
Earnout Payment	1.14(g)
Effective Time	1.2(a)
Employment Agreements	Recitals
End Date	7.1(b)
Enforceability Limitations	2.2(b)

Term	Section
Escrow Release Amount	8.8
Estimated Closing Balance Sheet	1.13(a)
Estimated Closing Working Capital	1.13(a)
Expense Fund Distribution Amount	8.2(b)
Financing	3.6
Financing Sources	3.6
Group Company	2.6(a)
Independent Accounting Firm	1.13(d)
Insider Payables	2.4(d)
Insider Receivables	2.4(d)
IT Systems	2.11
Lease and Leases	2.15(a)
Malicious Code	2.10(k)
Merger	1.1
Merger Consideration Certificate	1.2(b)(ii)
Merger Sub	Preamble
Necessary Consents	2.3
Negotiation Period	8.7(b)
Parent	Preamble
Parent Plans	5.4(a)
Paying Agent	1.9(b)
Payoff Amount	5.13(a)
Payoff Letter	5.13(a)
Pension Plan	2.18(d)
Permits	2.20(b)
Post-Closing Working Capital Statement	1.13(b)
Pre-Closing Period	4.1
Privacy Agreements	2.12(a)
Projected Earnout	1.14(a)(i)
Projected Revenue	1.14(a)(i)
Registered IP Rights	2.10(a)
Revenue Floor	1.14(a)(ii)
Required Stockholder Vote	2.2(a)
Securityholder Representative Committee	Preamble
Securityholder Representative Committee Expenses	8.9(c)
Stockholder Consent	Recitals
Straddle Period Tax Return	5.12(c)
Surviving Corporation	1.1
Takeover Statutes	2.21
Tax Benefit	8.4(f)
Tax Contest	5.12(g)
Tax Losses	8.3(a)(iv)
Tenant Improvement Certificate	8.5(a)
Tenant Improvement Accounting Firm	8.5(c)
Tenant Improvement Costs Excess Amount	8.5(d)
Third Party Claim	8.10(a)
Transaction Accounting Principles	1.13(a)
Transfer Taxes	5.12(f)
WSGR	9.8(a)